As filed with the Securities and Exchange Commission on September 13, 2002
Registration No. 333-91644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ACCREDITED HOME LENDERS HOLDING CO.
(Exact name of registrant as specified in its charter)

Delaware	6162	04-3669482
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

15030 Avenue of Science, Suite 100
San Diego, California 92128
(858) 676-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David E. Hertzel, Esq.
General Counsel
Accredited Home Lenders Holding Co.
15030 Avenue of Science, Suite 100
San Diego, California 92128
(858) 676-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Cameron J. Rains, Esq.	Roger M. Cohen, Esq.
Rebecca K. Schmitt, Esq.	Scott R. Santagata, Esq.
Christopher M. Smith, Esq.	Patty H. Le, Esq.
Gray Cary Ware & Freidenrich LLP	Brobeck, Phleger & Harrison LLP
4365 Executive Drive, Suite 1100	38 Technology Drive
San Diego, California 92121-2133	Irvine, California 92618-5312
(858) 677-1400	(949) 790-6300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER        , 2002

10,159,044 Shares

Common Stock

This is the initial public offering of shares of common stock of Accredited Home Lenders Holding Co. Of the 10,159,044 shares of common stock being offered, 5,000,000 shares are being offered by us and 5,159,044 shares are being offered by some of our non-employee stockholders. We will not receive any of the net proceeds from the shares sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $8 and $10 per share of common stock. The offering is being made on a firm commitment basis. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price.

We have applied to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol “LEND.”

See “Risk Factors” beginning on page 8 to read about factors and material risks that you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$
Underwriting discounts and commissions	$
Proceeds, before expenses, to Accredited Home Lenders Holding Co.	$
Proceeds, before expenses, to selling stockholders	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Certain of the selling stockholders and we have granted the underwriters a 30-day option to purchase up to 1,523,856 additional shares of common stock on the same terms and conditions set forth above solely to cover over-allotments, if any.

Please read this prospectus before investing and keep it for future reference. It contains important information about us that a prospective investor ought to know before investing in our common stock. We have filed additional information about us with the Securities and Exchange Commission (http://www.sec.gov), which is available free of charge by contacting Accredited Home Lenders Holding Co., at 15030 Avenue of Science, Suite 100, San Diego, California 92128 or by telephone at (858) 676-2100.

We expect that the shares of our common stock will be ready for delivery to purchasers on or about [                    ], 2002.

FRIEDMAN BILLINGS RAMSEY
U.S. BANCORP PIPER JAFFRAY
WEDBUSH MORGAN SECURITIES INC.

The date of this prospectus is                    , 2002.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information in this prospectus, including the section entitled “Risk Factors,” regarding our company and the common stock being sold in this offering.

Our Company

We are a nationwide mortgage banking company that originates, finances, sells, securitizes and services subprime mortgage loans secured by single-family residences. We focus on borrowers who do not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. We originate loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Our experienced management team has developed incentive programs, technology tools and business processes that focus our employees on originating subprime mortgage loans with the financial and other characteristics that generate profits for us. We believe that this business approach has contributed to our disciplined growth in both origination volume and profits.

We originate loans in all 50 states and in the District of Columbia. For the year ended December 31, 2001 and for the six months ended June 30, 2002, approximately 36% of the loans we originated were collateralized by properties located in California. In 2001 and the first six months of 2002, we originated over 90% of our loans through independent brokers in our wholesale channel. We currently have a network of over 4,000 approved and licensed independent brokers throughout the country working with over 200 account executives in our five wholesale divisions. Substantially all of the balance of our loans are originated directly to borrowers through our 115 loan officers in 18 branches in our retail channel. Our employees underwrite every loan that we originate. We empower our loan origination employees with our technology tool called the Revenue Calculator, which provides these employees with estimates of loan values gathered from our actual loan sales and input from our loan purchasers. Through a combination of our underwriting methods and the emphasis on valuable attributes identified by our Revenue Calculator, we believe that the loans we originate meet or exceed our quality and profitability objectives. This combination has helped us to originate $2.3 billion and $1.7 billion of loan originations for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

We use secured credit facilities, referred to as warehouse facilities, to finance each of our loans from the time we originate the loan until the time we sell or securitize the loan. When we sell a loan, the proceeds from the disposition are used to repay the warehouse facilities. Our facilities currently provide us in excess of $900 million of credit capacity.

We generate revenue primarily through the disposition of the loans we originate. Prior to selling each loan, we conduct an analysis to determine the most profitable disposition strategy. These strategies include whole loan sales, loan sales with retained interests and securitizations. To date, a substantial majority of our loan dispositions have been whole loan sales. We typically sell our loans for a premium and recognize the value of that premium as gain on sale revenue. During 2001 and the six months ended June 30, 2002, we sold a total of $1.9 billion and $1.5 billion of loans, respectively. Of these amounts, 84.5% and 95.0% were whole loan sales. These whole loan sales generated $72.1 million and $58.7 million of cash gain on sale revenue, respectively.

In addition to our whole loan sales, we have sponsored three independent securitizations, one each in 1996, 2000 and 2002, and have made approximately $900 million of loan sales with retained interests in the last four years. We retained the servicing rights on each of these transactions. During 2001 and the six months ended June 30, 2002, 15.5% and 5.0%, respectively, of our total loan sales were loans sold with retained interests. These sales generated the balance of our gain on sale revenue for these periods.

In our first two securitizations and our loan sales with retained interests, we recognized non-cash gain at the time of the sale or securitization. We have begun using structures that require financing treatment rather than sale treatment for our securitizations, also referred to as “portfolio-based” accounting. This accounting treatment more closely matches our recognition of income with our actual receipt of cash payments. Our most recent securitization, completed in July 2002, was structured this way.

We also generate a significant portion of our total revenues from the interest income we receive on a loan from the time we originate the loan until the time we sell or securitize the loan. This income is partially offset by our borrowing costs under our warehouse facilities used to fund our loans during the period. To a lesser extent, we generate revenue from fees we earn for servicing mortgage loans.

Our servicing department seeks to ensure that each loan is repaid in accordance with its terms. Because subprime loans have higher delinquency and default rates than conforming loans, we use a hands-on strategy from the day we fund a mortgage loan. Each loan is processed and serviced individually, and our contact with the borrower is tailored to reflect the borrower’s payment habits, risk profile and loan status. Beginning with an introductory call made as soon as five days following the funding of a mortgage loan, we attempt to establish a relationship with the borrower that results in consistent and timely loan payments. As of June 30, 2002, we were servicing $1.4 billion of mortgage loans.

We began originating subprime loans as a broker in 1990 and began funding such loans in 1993, using only the private financial resources of our two founders. Since that time, we have raised approximately $8.2 million in private investments which, along with retained earnings and warehouse credit facilities, enabled us to originate over $2.3 billion in loans in 2001.

Our Industry

We operate in the subprime segment of the residential mortgage industry. The single-family residential mortgage market is the largest consumer finance market in the United States. According to the February 25, 2002 edition of Inside B&C Lending, the subprime mortgage industry generated an aggregate of $173.3 billion in single-family mortgage loans in 2001. In the five years from 1996 through 2000, total annual originations of single-family residential mortgage loans averaged $1.1 trillion and in 2001 the amount was approximately $2.0 trillion.

Our Strengths And Competitive Advantages

We believe several factors distinguish us from other subprime mortgage companies:

•
Our founders have two management principles that dominate our operations. First, we focus on originating high-quality subprime loans and will not sacrifice quality to maximize volume. Quality to us means that we correctly assess the risk in our loans, accurately display the risk throughout our underwriting and processing of the loan, and price for that risk. Second, we generate predominately cash gain rather than non-cash gain on sale. We have increased originations and revenue every year since inception using these conservative management principles.

•
We have created a culture that provides economic incentives to our employees to assess the risk in our loans, report the risk accurately, and price the risk so as to assure both fairness to the borrower and profits to our company. We have developed incentive structures, technology tools and business processes used throughout our company to instill and promote this culture and we provide profit and loss incentives at all levels, including at the individual account executive and loan officer level.

•	Our top 27 managers have an average of 19 years of experience in consumer finance and subprime mortgage lending. Each of our seven divisions is run by a seasoned executive who is evaluated and compensated based upon the profitability, including a full allocation of corporate costs and loan losses, of the executive’s division. Our management team has leveraged its experience to develop our incentive structures, technology tools and business processes.

•
We have diversified our loan origination, financing and disposition channels. Our top ten brokers in 2001 and the six months ended June 30, 2002, represented less than 6% of our total loan origination volume. We currently have five separate warehouse lines in place. In each of 2001 and the first six months of 2002, we sold to an aggregate of 18 whole loan purchasers, and in 1996, 2000 and 2002 we successfully completed our own independent securitizations.

Risks and Uncertainties

Our business is subject to a number of risks and uncertainties. The subprime loans we originate generally have higher delinquency and default rates than prime mortgage loans, which may reduce our ability to make a profit. Our provisions for losses were $6.8 million for the year ended December 31, 2001 and $4.8 million for the six months ended June 30, 2002.

In connection with the sale of a loan, we are required to make customary, life-of-the-loan representations and warranties regarding our company and the loan with respect to, among other things, compliance with laws, accuracy of information and enforceability of the loan. We may be obligated to repurchase any loan which materially violates these representations and warranties. In addition, we may be required to repurchase a loan if a payment becomes delinquent by more than 30 days for up to the first four payments.

Mortgage lending is a heavily regulated business and we are subject to federal, state and local laws, rules and regulations as well as judicial and administrative decisions. Our failure to comply with these requirements and restrictions may subject us to:

•	civil and criminal liability;

•	an inability to originate loans;

•	a requirement to repurchase loans that we have sold; and

•	legal and regulatory agency enforcement actions.

In addition, the value of a mortgage loan is enhanced if it has prepayment penalties. Certain state laws restrict or prohibit prepayment penalties and we rely on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) to preempt state limitations on prepayment penalties. If pending proposed regulations are passed, we would not be able to continue relying on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption could significantly harm our ability to compete effectively in the origination of loans with financial institutions that will continue to enjoy federal preemption of state restrictions on prepayment penalties.

Other risks include the fact that our brokers are not contractually obligated to do business with us and that one of our credit facilities prevents us from distributing dividends.

You should carefully consider these risks and the other risks described in “Risk Factors” before you make your investment decision.

General Information

Accredited Home Lenders, Inc. was formed as a California corporation in May 1990 under the name Preferred Home Lenders, Inc. We changed our name to MSK Financial Services, Inc. in July 1990, and to

Accredited Home Lenders, Inc. in October 1995. We intend to reorganize our company prior to the completion of this offering. The reorganization will result in Accredited Home Lenders, Inc. becoming a wholly owned operating subsidiary of Accredited Home Lenders Holding Co., a new Delaware holding company. Investors in this offering will purchase shares of Accredited Home Lenders Holding Co., the new Delaware holding company.

Prior to the reorganization, Accredited Home Lenders Holding Co. will not commence operations and will not have any assets or liabilities. Accordingly, the consolidated financial statements included in this prospectus are the financial statements of Accredited Home Lenders, Inc.

Our principal executive offices are located at 15030 Avenue of Science, Suite 100, San Diego, California 92128, and our telephone number at that address is (858) 676-2100. Our principal web site is located at www.accredhome.com. We maintain additional web sites at www.homefundsdirect.com and www.axiomfinancialservices.com. Information contained on our web sites is not part of this prospectus.

The Offering

Common stock offered by Accredited Home Lenders Holding Co.	5,000,000 shares

Common stock offered by the Selling Stockholders	5,159,044 shares

Common stock to be outstanding after this offering	18,429,979 shares

Use of proceeds
We intend to use the net proceeds from this offering to finance additional loan originations and for general corporate purposes, which may include, among other things, expanding our operations and investing in technology. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“LEND”

This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently expect it to exist at the time of this offering. Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	our current operating company has become the wholly owned subsidiary of a newly formed holding company incorporated in the State of Delaware;

•	we have 40,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized;

•
all outstanding shares of Series A common stock have been automatically converted into 5,787,568 shares of common stock upon the closing of this offering, pursuant to the provisions of our certificate of incorporation;

•
all outstanding shares of redeemable, convertible preferred stock have been automatically converted into 5,113,334 shares of common stock upon the closing of this offering, pursuant to the provisions of our certificate of incorporation;

•	all outstanding warrants have been automatically converted into 433,452 shares of common stock upon the closing of this offering, pursuant to the provisions contained therein;

•	no outstanding options have been exercised since August 1, 2002;

•	our outstanding convertible debt has been automatically converted into 2,095,625 shares of common stock upon the closing of this offering, pursuant to an agreement between us and the holder; and

•	an initial public offering price of $9.00 per share.

In addition to the 18,429,979 shares of common stock that will be outstanding after this offering, as of the closing of this offering and based upon the number of shares issued and options granted as of August 1, 2002, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:

•	3,221,039 shares issuable under our stock option and stock purchase plans, consisting of:

•	1,710,426 shares underlying options outstanding at a weighted average exercise price of $1.80 per share, of which 866,504 shares are exercisable; and

•	1,510,613 shares available for future issuance under our stock option and stock purchase plans.

“Accredited Home Lenders” and “Axiom Financial Services” are our U.S. registered service marks. Our registration of “Home Funds Direct” as a registered service mark is pending. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

Summary Consolidated Financial Data

The following selected operating and balance sheet data for the years ended December 31, 1999, 2000 and 2001 and as of December 31, 2000 and 2001 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. Such selected financial data for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements, not included in this prospectus.

The following selected operating and balance sheet data for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These financial statements include all adjustments, consisting of recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for the year ending December 31, 2002.

The pro forma earnings per share data has been presented to show the effects of conversion of our outstanding preferred stock, warrants and convertible debt had they been converted to common stock as of January 1, 2001. The pro forma balance sheet data has been presented to show the effects of conversion of our outstanding preferred stock, warrants and convertible debt had they been converted to common stock as of June 30, 2002.

You should read the following information along with other financial information and analysis presented elsewhere in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share amounts)
Operating Data:
Revenues:
Gain on sale of loans	$14,621	$17,836	$37,387	$55,748	$81,621	$36,033	$50,617
Interest income	9,613	8,681	14,344	20,264	27,714	11,899	21,504
Loan servicing income (expense)	(1,359)	(234)	(483)	1,149	6,308	2,530	4,192
Net gain (loss) on mortgage-related securities and derivatives	(2,343)	(1,476)	(306)	(765)	3,433	3,739	1,915
Other income (expense)	212	105	44	94	16	(18)	123

Total revenues	20,744	24,912	50,986	76,490	119,092	54,183	78,351

Expenses:
Salaries, wages and benefits	7,616	12,376	23,074	30,499	44,139	19,461	31,179
Interest expense	7,825	5,928	9,840	17,472	15,761	8,245	8,751
Occupancy	903	1,317	2,143	3,716	4,915	2,355	3,032
Provision for losses	345	674	1,860	2,467	6,787	1,727	4,762
Depreciation and amortization	263	485	933	1,587	1,699	776	1,131
General and administrative expenses	3,541	4,672	7,348	10,212	15,809	7,360	9,785

Total expenses	20,493	25,452	45,198	65,953	89,110	39,924	58,640

Income before income taxes	251	(540)	5,788	10,537	29,982	14,259	19,711
Income taxes	144	(167)	2,337	4,531	12,583	5,989	7,891

Net income (loss)	$107	($373)	$3,451	$6,006	$17,399	$8,270	$11,820

Basic earnings (loss) per share	$0.03	($0.09)	$0.77	$1.29	$3.36	$1.71	$2.05

Diluted earnings (loss) per share	$0.01	($0.09)	$0.30	$0.50	$1.32	$0.65	$0.81

Weighted average shares outstanding:
Basic	4,264	4,318	4,487	4,670	5,175	4,825	5,756
Diluted	10,697	4,318	12,142	12,528	13,343	12,844	14,621
Pro forma basic earnings per share					$1.37		$0.89

Pro forma diluted earnings per share					$1.29		$0.81

Pro forma weighted average shares outstanding:
Basic					12,817		13,399
Diluted					13,634		14,656

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(dollars in thousands)
Other Data:
Total mortgage loan originations	$299,109	$541,956	$1,110,820	$1,517,550	$2,324,398	$962,185	$1,695,726
Wholesale originations	268,194	528,660	1,053,324	1,398,540	2,117,250	874,652	1,549,791
Retail originations	—	9,509	23,439	118,799	207,033	87,418	145,552
Other(1)	30,915	3,787	34,057	211	115	115	383
Net cost to originate(2)	5.2%	4.5%	3.3%	2.9%	2.7%	2.9%	2.4%
Weighted average coupon rate of mortgage loan originations	10.1%	10.0%	10.3%	10.7%	9.3%	9.7%	8.9%
Weighted average credit score(3)	—	—	598	610	619	615	623
Total loan sales and securitizations	$330,469	$482,008	$1,048,547	$1,508,788	$1,939,950	$875,457	$1,506,146
Whole loan sales	330,469	482,008	846,319	1,013,078	1,640,129	736,505	1,430,307
Loans sold with retained interests	—	—	202,228	321,031	299,821	138,952	75,839
Mortgage loans securitized	—	—	—	174,679	—	—	—
Average premium received on whole loan sales(4)	6.5%	4.8%	4.0%	3.5%	4.4%	4.1%	4.1%
Average gain on loans sold with retained interests(4)	N/A	N/A	3.5%	4.1%	3.8%	3.9%	1.9%
Total serviced loans at period end	$100,908	$123,157	$394,189	$807,872	$1,298,050	$964,532	$1,419,336
Total number of leased locations period end	1	1	11	22	27	26	30
Total number of employees	216	343	541	671	866	773	1,068

Asset Quality Data (Serviced Portfolio):
Total delinquent at period end(5)	19.8%	8.1%	2.8%	5.2%	5.5%	6.1%	4.1%
Annual losses on serviced portfolio as a percentage of average serviced assets(6)	0.4%	0.6%	0.7%	0.2%	0.9%	0.5%	1.1%
Total portfolio prepayment speed CPR(7)	27.8%	53.2%	14.5%	14.0%	29.0%	20.6%	28.5%

(1)	Represents loans purchased from others.
(2)
Net cost to originate loans is defined as (a) total expenses, prior to deferred origination costs, plus yield spread premiums paid, less loan servicing related costs and points and fees collected, divided by (b) origination volume.

(3)	Represents borrowers’ average credit score at origination obtained from one or more of the three principal credit bureaus. This information was not captured prior to the middle of 1999.
(4)	Amounts disclosed are computed excluding the impact of: the provision for premium recapture; net gain (loss) on derivatives; and origination fees, net of costs.
(5)	Delinquent is defined as loans that are 30 or more days delinquent, including loans in foreclosure and loans converted into real estate owned (REO).
(6)	Data for the six months ended June 30, 2001 and 2002 have been annualized.
(7)	The constant prepayment rate (CPR) represents a constant annualized rate of prepayment relative to the then outstanding principal balance of mortgage loans.

	December 31,					June 30,
	1997	1998	1999	2000	2001	2002	2002
	(dollars in thousands)						(pro forma)
Balance Sheet Data:
Mortgage loans held for sale, net	$39,050	$98,559	$151,944	$143,900	$531,698	$727,046	$727,046
Mortgage-related securities, at fair value	8,902	6,234	8,673	25,879	22,290	14,436	14,436
Mortgage servicing rights, net	123	33	1,521	3,782	4,826	4,344	4,344
Total assets	55,911	119,083	175,804	189,806	603,038	807,158	807,158
Total warehouse and residual interest financing	45,144	107,986	155,028	157,361	547,063	735,268	735,268
Convertible debt	—	—	3,000	3,000	3,000	3,000	—
Total liabilities	48,142	111,675	164,940	172,924	569,034	761,176	758,176
Redeemable, convertible preferred stock	5,113	5,113	5,113	5,113	5,113	5,113	—
Total stockholders’ equity	2,656	2,295	5,751	11,769	28,891	40,869	48,982

RISK FACTORS

You should carefully consider the risks described below in connection with reviewing this prospectus. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We finance borrowers with lower credit ratings. These borrowers have higher delinquency and default rates, which could result in losses on loans that we are required to repurchase, the loss of our servicing rights and damage to our reputation as a loan servicer.

We are in the business of originating, selling and, to a lesser extent, securitizing and servicing subprime mortgage loans. Subprime mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning when we originate them and continuing even after we sell loans with a retained interest or securitize them. We also reacquire the risks of delinquency and default for loans that we are obligated to repurchase. Repurchase obligations are typically triggered in loan sale transactions if a loan becomes more than 30 days delinquent for up to the first four payments due on the loan, or in any sale or securitization if the loan materially violates our representations or warranties. At December 31, 2000 and 2001 and June 30, 2002, mortgage loans held for sale included approximately $3.5 million, $2.9 million and $4.7 million, respectively, of loans repurchased. Our provisions for losses were $2.5 million, $6.8 million and $4.8 million for the years ended December 31, 2000 and December 31, 2001, and for the six months ended June 30, 2002, respectively. If we experience higher-than-expected levels of delinquency or default in pools of loans that we service, we may lose our servicing rights, which would result in a loss of future servicing income and which may damage our reputation as a loan servicer.

We attempt to manage these risks with risk-based mortgage loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be significantly harmed. Our total delinquency rates (including loans in foreclosure and converted into real estate owned) for our servicing portfolio were 5.5% and 4.1% for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

Any substantial economic slowdown could increase delinquencies, defaults and foreclosures and reduce our ability to originate loans.

Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and an increased rate of delinquencies, defaults and foreclosures. Any material decline in real estate values would increase the loan-to-value ratios (“LTV”) on loans that we hold pending sale and loans in which we have a residual or retained interest, weaken our collateral coverage and increase the possibility of a loss if a borrower defaults. We originate loans to borrowers who make little or no down payment, resulting in higher LTVs. A lack of equity in the home may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults and foreclosures. These factors would reduce our ability to originate loans and increase our losses on loans in which we have a residual or retained interest. In addition, loans we originate during an economic slowdown may not be as valuable to us because potential purchasers of our loans might reduce the premiums they pay for the loans to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults or foreclosures is likely to significantly harm the pricing of our future loan sales and securitizations and also our ability to finance our loan originations.

Our business may be significantly harmed by a slowdown in the economy of California, where we conduct a significant amount of business.

Since inception, a significant portion of the mortgage loans we have originated, purchased or serviced have been secured by property in California. For the year ended December 31, 2001 and for the six months ended June 30, 2002, approximately 36% of loans originated were collateralized by properties located in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies, such as an earthquake, in California could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on mortgage loans in our portfolio or that we have sold to others. This could restrict our ability to originate, sell, or securitize mortgage loans, and significantly harm our business, financial condition, liquidity and results of operations.

We face intense competition that could adversely impact our market share and our revenues.

We face intense competition from finance and mortgage banking companies, Internet-based lending companies where entry barriers are relatively low, and, to a growing extent, from traditional bank and thrift lenders that have entered the subprime mortgage industry. As we seek to expand our business further, we will face a significant number of additional competitors, many of whom will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do, and have far greater financial and other resources.

The government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the subprime mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. While the government- sponsored entities presently do not have the legal authority to originate mortgage loans, including subprime loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase subprime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the subprime mortgage industry.

The intense competition in the subprime mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail and wholesale structure and information systems to compete effectively. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could significantly harm our business, financial condition, liquidity and results of operations.

Competition in the industry can take many forms, including interest rates and costs of a loan, less stringent underwriting standards, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the subprime mortgage industry. Price competition could cause us to lower the interest rates that we are able to charge borrowers, which could lower the value of our loans. If our competitors adopt less stringent underwriting standards we will be pressured to do so as well, which would result in greater loan risk without compensating pricing. If we do not relax underwriting standards in response to our competitors, we may lose market share. Any increase in these pricing and underwriting pressures could reduce the volume of our loan originations and sales and significantly harm our business, financial condition, liquidity and results of operations.

An increase in interest rates could result in a reduction in our loan origination volumes, an increase in delinquency, default and foreclosure rates and a reduction in the value of and income from our loans.

The following are some of the risks we face related to an increase in interest rates:

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A substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan would be less attractive and qualifying for a purchase loan may be more difficult.

•	Existing borrowers with adjustable-rate mortgages may incur higher monthly payments as the interest rate increases, which may lead to higher delinquency and default rates.

•	If prevailing interest rates increase after we fund a loan, the value of that loan decreases and reduces the value we receive upon sale or securitization of the loan.

•
The cost of financing our mortgage loans prior to sale or securitization is based primarily upon the London Inter-Bank Offered Rate (“LIBOR”). The interest rates we charge on our mortgage loans are based, in part, upon prevailing interest rates at the time of origination, and the interest rates on all of our mortgage loans are fixed for at least the first two or three years. If LIBOR increases after the time of loan origination, our net interest income—which represents the difference between the interest rates we receive on our mortgage loans pending sale or securitization and our LIBOR-based cost of financing such loans—will be reduced. The weighted average cost of financing our mortgage loans, prior to sale or securitization, was 4.9% for the year ended December 31, 2001 and 3.2% for the six months ended June 30, 2002.

•
When we securitize or sell loans with retained interests, the value of and the income we receive from the mortgage-related securities we retain are also based on LIBOR. This is because the income we receive from these mortgage-related securities is based upon the difference between the fixed rates payable on the underlying loans for the first two or three years, and an adjustable LIBOR-based yield payable to the senior security holders or loan purchasers. An increase in LIBOR reduces the income we receive from, and the value of, these mortgage-related securities.

Accordingly, our business, financial condition, liquidity and results of operations may be significantly harmed as a result of increased interest rates.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When rates change we expect to record a gain or loss on derivatives which would be offset by an inverse change in the value of loans held for sale and mortgage- related securities, as reflected in the Interest Rate Simulation Sensitivity Analysis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you, however, that our use of derivatives will offset the risks of changes in interest rates. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses after accounting for our derivative financial instruments. The derivative financial instruments we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly-designed strategies or improperly-executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. We have not used hedge accounting for these derivatives, and therefore all changes in their fair value are recorded in current earnings. During the third quarter of 2002, we will be implementing hedge accounting for certain of our derivative financial instruments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Newly Issued Accounting Pronouncements” and “—Quantitative and Qualitative Market Risk Disclosure.”

Our business requires a significant amount of cash and if it is not available our business will be significantly harmed.

Our primary sources of cash are our warehouse credit facilities and the proceeds from the sales and securitizations of our loans. We require substantial cash to fund our loan originations, to pay our loan origination expenses and to hold our loans pending sale or securitization. Also, as a servicer of loans, we are required to advance delinquent principal and interest payments, unpaid property taxes, hazard insurance premiums, and foreclosure and foreclosure-related costs. Our warehouse credit facilities also require us to observe certain financial covenants, including the maintenance of certain levels of cash and general liquidity in our company.

We currently finance substantially all of our loans through five separate warehouse credit facilities. Each of these facilities is cancelable by the lender for cause at any time and at least one is cancelable at any time without cause. These facilities generally have a renewable, one-year term. Because these are short-term commitments of capital, the lenders may respond to market conditions which may favor an alternative investment strategy for them, making it more difficult for us to secure continued financing. If we are not able to renew any of these warehouse credit facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we will have to curtail our loan origination activities. This would result in decreased revenues and profits from loan sales.

During the years ended December 31, 1999, 2000, and 2001 and for the six months ended June 30, 2001 and 2002, we had negative operating cash flows of approximately $53.2 million, $700,000, $373.7 million, $88.6 million and $177.2 million, respectively, which resulted from the use of approximately $1.1 billion, $1.5 billion, $2.4 billion, $980.5 million and $1.7 billion, respectively, of cash for new loan originations and purchases offset by cash proceeds from the sale of loans of $1.0 billion, $1.5 billion, $2.0 billion, $881.8 million and $1.5 billion, respectively. The timing of our loan dispositions (which are periodic) is not always matched to the timing of our expenses (which are continuous). This requires us to maintain significant levels of cash to maintain acceptable levels of liquidity. When we securitize our loans or sell our loans with a residual or retained interest, we may not receive any amounts in excess of the principal amount of the loan for up to 12 months or longer. Further, any decrease in demand in the whole loan market such that we are unable to timely and profitably sell our loans could inhibit our ability to meet our liquidity demands.

Our warehouse credit facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

Our warehouse credit facilities contain extensive restrictions and covenants that, among other things, require us to satisfy specified financial, asset quality and loan performance tests. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things:

• incur additional debt; • make certain investments or acquisitions; • repurchase or redeem capital stock; • engage in mergers or consolidations;	• finance loans with certain attributes; • reduce liquidity below certain levels; and • hold loans for longer than established time periods.

These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may significantly harm our business, financial condition, liquidity and results of operations.

In addition to the foregoing, our arrangements with one particular lender have numerous other requirements. For example, this particular lender reserves the right to approve or disapprove our bonus plans (and changes to our bonus plans), the aggregate amount of increases in salaries and the payment of dividends. These restrictions may constrain our ability to operate the business in a manner that maximizes profits and may inhibit our ability to recruit and retain qualified employees.

Our rights to cash flow from our mortgage-related securities are subordinate to senior interests and may fail to generate any revenues for us if the revenue stream only generates enough revenues to pay the senior interest holders.

As part of the credit enhancement for our securitizations and loan sales with retained interests, the net cash flow that we receive from the mortgage-related securities we retain in these transactions generally represents the excess of amounts, if any, generated by the underlying mortgage loans over the amounts required to be paid to the senior security holders or loan purchasers. This is also after deduction of servicing fees and any other specified expenses related to the sale or securitization. These excess amounts are derived from, and are affected by, the interplay of several factors, including:

•	the extent to which the interest rates of the mortgage loans exceed the interest rates payable to the senior security holders or loan purchasers;

•	the level of losses and delinquencies experienced on the underlying loans; and

•	the extent to which the underlying loans are prepaid by borrowers in advance of scheduled maturities.

Any combination of the factors listed above may reduce the income we receive from and the value of our mortgage-related securities. If a gain has been recorded at the time of a sale or securitization based upon assumptions as to the levels of future income streams, and actual income streams are less than assumed or if we change our assumptions based upon our actual loss and delinquency experience, we may be required to record a charge against our earnings.

If we do not manage our growth effectively, our financial performance could be harmed.

In recent years, we have experienced rapid growth that has placed, and will continue to place, certain pressures on our management, administrative, operational and financial infrastructure. As of December 31, 1998, we had approximately 340 employees and by June 30, 2002, we had more than 1,000 employees. Many of these employees have very limited experience with us and a limited understanding of our systems and controls. The increase in the size of our operations may make it more difficult for us to ensure that we originate quality loans and that we service them effectively. We will need to attract and hire additional sales and management personnel in an intensely competitive hiring environment in order to preserve and increase our market share. At the same time, we will need to continue to upgrade and expand our financial, operational and managerial systems and controls. We also intend to continue to grow our business in the future, which could require capital, systems development and human resources beyond what we currently have. We cannot assure you that we will be able to:

•	meet our capital needs;

•	expand our systems effectively;

•	allocate our human resources optimally;

•	identify and hire qualified employees;

•	satisfactorily perform our servicing obligations; or

•	incorporate effectively the components of any businesses that we may acquire in our effort to achieve growth.

The failure to manage growth effectively would significantly harm our business, financial condition, liquidity and results of operations.

The inability to attract and retain qualified employees could significantly harm our business.

We depend upon our wholesale account executives and retail loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. We believe that these relationships lead to repeat and referral business. The market for skilled executive officers, account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In addition, if a manager leaves our company there is an increased likelihood that other members of his or her team will follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, we will be unable to continue to originate quality mortgage loans that we are able to sell for a profit, which will reduce our revenues.

An interruption in or breach of our information systems may result in lost business.

We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. We cannot assure you that such failures or interruptions will not occur or if they do occur that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could significantly harm our business.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

Our mortgage loan origination business is currently dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive or our business will be significantly harmed.

If we are unable to maintain and expand our network of independent brokers, our loan origination business will decrease.

A significant majority of our originations of mortgage loans comes from independent brokers. These brokers are not contractually obligated to do business with us. In 2001, we originated loans that represented 91.1% of our loan originations for 2001 through approximately 3,200 brokers. During the six months ended June 30, 2002, we originated loans that represented 91.4% of our loan originations for the period through approximately 3,200 brokers. Our brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks, the failure of which could significantly harm our business, financial condition, liquidity and results of operations.

Our financial results fluctuate as a result of seasonality and other timing factors, which makes it difficult to predict our future performance and may affect the price of our common stock.

Our business is generally subject to seasonal trends. These trends reflect the general pattern of housing sales, which typically peak during the spring and summer seasons. Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry.

Further, if the closing of a sale of loans is postponed, the recognition of gain from the sale is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operations for the previous quarter could be significantly depressed. If our results of operations do not meet the expectations of our stockholders and securities analysts, then the price of our common stock may decrease.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Even though we may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them.

We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations. For instance, we have been contacted by three borrowers regarding potential claims related to inflated appraisals in a single housing development. Although we have only been contacted by the borrowers on these three loans, we made a total of 27 loans in the subject development. In addition to being at risk for losses on these loans for the reasons described above, we may also be subject to claims by these borrowers.

We are subject to losses due to fraudulent and negligent acts in other parts of our operations. For instance, during 2001, we discovered that an employee had misappropriated funds from us in concert with third parties, resulting in an overstatement of losses on real estate owned, which are included in the provision for losses in our consolidated statements of operations for the years ended December 31, 1999 through 2001. We have estimated that approximately $800,000 was misappropriated from us during that period. We have filed an insurance claim to recover the misappropriated funds; however, our ability to recover such losses is uncertain, and accordingly, no amounts have been accrued for any potential recoveries.

If we experience a significant number of such fraudulent or negligent acts, our business, financial condition, liquidity and results of operations would be significantly harmed.

Defective loans may harm our business.

In connection with the sale and securitization of our loans, we are required to make a variety of customary representations and warranties regarding our company and the loans. We are subject to these representations and warranties for the life of the loan and they relate to, among other things:

•	compliance with laws;

•	regulations and underwriting standards;

•	the accuracy of information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.

A loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount, and, if such a loan is sold before we detect a non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any such losses. We believe that we have qualified personnel at all levels and have established controls to ensure that all loans are originated to the market’s requirements, but we cannot assure you that we will not make mistakes, or that certain employees will not deliberately violate our lending policies. We seek to minimize losses from defective loans by correcting flaws if possible and selling or re-selling such loans. We also create allowances to provide for defective loans in our financial statements. We cannot assure you, however, that losses associated with defective loans will not harm our results of operations or financial condition.

If the prepayment rates for our mortgage loans are higher than expected, our results of operations may be significantly harmed.

When a borrower pays off a mortgage loan prior to the loan’s scheduled maturity, the impact on us depends upon when such payoff or “prepayment” occurs. Our prepayment losses generally occur after we sell or securitize our loans and the extent of our losses depends on when the prepayment occurs. If the prepayment occurs:

•
within 12 to 18 months following a whole loan sale, we may have to reimburse the purchaser for all or a portion of the premium paid by the purchaser for the loan, again resulting in a loss of our profit on the loan; or

•
after we have securitized the loan or sold the loan in a sale with retained interest, we lose the future income from that loan, and if we recorded a gain at the time of such securitization or sale, we may be required to record a charge against our earnings if actual prepayment rates for the related pool of loans are higher than the prepayment rates assumed in recording the gain at the time of sale or securitization.

Prepayment rates on mortgage loans vary from time to time and tend to increase during periods of declining interest rates. The prepayment rate on the loans we service was 29.0% for the year ended December 31, 2001 and 28.5%, annualized, for the six months ended June 30, 2002. We seek to minimize our prepayment risk through a variety of means, including originating a significant portion of loans with prepayment penalties with terms of two to five years. No strategy, however, can completely insulate us from prepayment risks, whether arising from the effects of interest rate changes or otherwise. See “Statutory and Regulatory Risks” below for a discussion of statutes related to prepayment penalties.

We are exposed to environmental liabilities, with respect to properties that we take title to upon a foreclosure, that could increase our costs of doing business and harm our results of operations.

In the course of our servicing activities we may foreclose and take title to residential properties and become subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. Moreover, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based upon damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations would be significantly harmed.

Statutory and Regulatory Risks

The nationwide scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

Because we originate mortgage loans in all 50 states and the District of Columbia, we must comply with the laws and regulations, as well as judicial and administrative decisions, of all of these jurisdictions, as well as an extensive body of federal laws and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict subprime loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

Stockholder refusal to comply with regulatory requirements may interfere with our ability to do business in certain states.

Some states in which we operate may impose regulatory requirements on our officers and directors and persons holding certain amounts, usually 10% or more, of our common stock. If any person holding such an amount of our stock fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such assignee liability. Recently, for example, the United States Federal Trade Commission (“FTC”) entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Justice Department in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers.

If we are no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, we may be unable to compete effectively with financial institutions that are exempt from such restrictions.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related regulations issued by the Office of Thrift Supervision (the “OTS”) to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption which federally chartered depository institutions enjoy. However, on April 25, 2002, the OTS requested comments on proposed regulations that would reduce the scope of the Parity Act preemption such that we would no longer be able to rely on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption could significantly harm our ability to compete effectively in the origination of loans with financial institutions that will continue to enjoy federal preemption of state restrictions on prepayment penalties.

The consumer-oriented nature of our residential mortgage business exposes us to the risk of class action litigation, especially due to the unsettled state of the law regarding the payment of yield spread premiums.

Class action lawsuits and regulatory actions alleging improper marketing practices, abusive loan terms and fees, disclosure violations, improper yield spread premiums and other matters are risks faced by all mortgage originators, particularly those in the subprime market. “Yield spread premiums” are a form of compensation paid to mortgage brokers, and there have been a series of conflicting decisions from federal circuit courts regarding the legality of yield spread premiums. A substantial portion of our mortgage loans are originated through independent mortgage brokers, and competitive forces currently demand that we pay mortgage brokers yield spread premiums on many of the loans we originate. If the United States Supreme Court or more federal circuit courts determine that yield spread premiums are illegal per se, or if there are changes in federal regulations which support that position, we may be subject to a greater risk of class action litigation, which could significantly harm our business.

The increasing number of federal, state and local “anti-predatory lending” laws may restrict our ability to originate or increase our risk of liability with respect to certain mortgage loans and could increase our cost of doing business.

In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate (“APR”) exceeds specified thresholds. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

Although it is against our policy to engage in predatory lending practices, we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance such loans. To the extent we do have financing and purchasers for such loans, we have, on a limited basis, begun to make loans which exceed the APR or “points and fees” thresholds of these laws, rules and regulations. The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans, making it difficult to fund, sell or securitize any of our loans. If we decide to relax further our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements. Any of the foregoing could significantly harm our business, financial condition, liquidity and results of operations.

Risks Related to this Offering and Our Capital Structure

If a public market for our shares of common stock does not develop, our stock will be illiquid and you may lose all or a portion of your investment.

There has been no public market for our common stock prior to this offering. Although an application has been made to list our common stock on the Nasdaq National Market, an active public market for our common stock may not develop or be sustained. The price at which our common stock will trade after this offering may be lower than the price at which our stock is sold in this offering. Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to this, or a future, offering;

•	changes in interest rates;

•
competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the subprime and non-conforming industry generally; and

•	general economic and other national conditions.

Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways with which you do not agree.

We estimate the net proceeds of this offering to be approximately $39.6 million after deducting the underwriting discount and estimated offering expenses. Our management will retain broad discretion to allocate the proceeds of this offering and the failure of management to apply these funds effectively could materially harm our results of operations.

There may be substantial sales of our common stock after the offering which would cause a decline in our stock price.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could reduce the trading price of our common stock. Following the closing of the offering (and assuming that the underwriters’ over-allotment option is not exercised), there will be outstanding 18,429,979 shares of our common stock, of which 10,159,044 shares are being offered hereby, and:

•	4,003,990 shares will be held by three current stockholders who are members of our senior management and will be subject to a 360-day lock-up period following the closing of this offering;

•
3,796,896 shares will be held by our selling stockholders and will be subject to a 180-day lock-up period following the closing of this offering, but such period may be reduced if the market price of the stock exceeds the offering price by specified levels; and

•	470,049 shares will be held by our remaining stockholders and subject to a 180-day lock-up period following the closing of this offering.

Also, as of August 1, 2002, we have options outstanding to purchase up to 1,710,426 shares of our common stock. We will file a Form S-8 registration statement approximately 90 days following the closing of this offering to permit shares issued pursuant to the options to be sold. When any of these shares are sold the price of our common stock may be reduced. See “Shares Eligible for Future Sale.”

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example, our board of directors is divided into three classes. The term of the first class expires at the 2003 annual meeting of stockholders, the term of the second class expires in 2004, and the term of the third class expires in 2005. At each annual meeting of stockholders, the terms of one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.

In addition, our certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock will be outstanding upon the closing of this offering and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce its value. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

Our bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.

Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

The shares of our common stock purchased in this offering will be subordinate to the rights of our wholly owned operating subsidiary’s existing and future creditors.

We are a holding company and our only assets are the shares of capital stock of our wholly-owned operating subsidiary, Accredited Home Lenders, Inc., a California corporation (“AHL”). As a holding company without independent means of generating operating revenues, we depend upon dividends and other payments from AHL to fund our obligations and meet our cash needs. Our expenses may include the salaries of our executive officers, insurance and professional fees. Financial covenants under the existing or future loan agreements of AHL, or provisions of the California Corporations Code, may limit AHL’s ability to make sufficient dividend or other payments to us to permit us to fund our obligations or meet our cash needs, in whole or in part. By virtue of this holding-company structure, the shares of our common stock purchased in this offering will be structurally junior in right of payment to all existing and future liabilities of AHL.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to it. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	changes in demand for mortgage loans due to fluctuations in the real estate market, interest rates or the market in which we sell or securitize our loans;

•	changes in government regulations that affect our ability to originate mortgage loans;

•	changes in the credit markets, which affect our ability to borrow money to originate mortgage loans;

•	the degree and nature of our competition;

•	our ability to employ and retain qualified employees; and

•
the other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 5,000,000 shares of common stock, based upon an assumed offering price of $9.00 per share, will be approximately $39.6 million ($49.8 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses. We will not realize any proceeds from the sale of shares of common stock by the selling stockholders.

The primary purpose of this offering is to increase our capital base to support the expansion of our credit facilities and finance additional loan originations. We also intend to use the proceeds from this offering for other general corporate purposes, including to:

•	expand operations;

•	invest in technology to improve our infrastructure;

•	open additional offices; and

•	hire additional sales staff.

The amounts and timing of these expenditures will vary significantly depending upon a number of factors, including, but not limited to, the amount of cash we generate from our operations. We may find it necessary or advisable to use portions of the balance of the net proceeds for other purposes, and we will have broad discretion in applying the balance of the net proceeds. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information regarding our sources and uses of capital.

DIVIDEND POLICY

Our board of directors has not declared a cash dividend since 1994. We do not have any present intent to pay any cash dividends. In addition, covenants in one of our financing arrangements currently prohibit us from declaring or paying cash dividends without this lender’s prior consent. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition, ability to obtain the prior consent of this lender and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our (a) actual capitalization as of June 30, 2002, (b) pro forma capitalization to give effect to (i) the conversion of all outstanding shares of preferred stock into 5,113,334 shares of common stock, (ii) the conversion of all outstanding warrants into 433,452 shares of common stock, and (iii) the conversion of our outstanding convertible debt into 2,095,625 shares of common stock, and (c) pro forma as adjusted capitalization to give effect to (i) the issuance of the 5,000,000 shares of common stock offered by us, net of issuance costs, and (ii) our reorganization.

	As of June 30, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Long-term debt:
Residual interest credit facility due December 31, 2003	$4,994	$4,994	$4,994
Residual interest credit facility due December 31, 2004	1,865	1,865	1,865
Convertible debt	3,000	—	—

Total long-term debt	9,859	6,859	6,859
Redeemable, convertible preferred stock:
Series A, $0.001 par value: authorized 5,113,334 shares (actual), zero shares (pro forma and pro forma as adjusted); issued and outstanding 5,113,334 shares (actual), zero shares (pro forma and pro forma as adjusted); redeemable at $1.00 per share after January 1, 2000 (liquidation preference of $1.00 per share)	5,113

Stockholders’ Equity:
Preferred stock, $0.001 par value; authorized zero shares (actual and pro forma), 5,000,000 shares (pro forma as adjusted); no shares issued and outstanding (actual, pro forma and pro forma as adjusted)			—
Common stock, $0.001 par value; authorized 20,000,000 shares (actual and pro forma), 40,000,000 shares (pro forma as adjusted); issued and outstanding 5,777,391 shares (actual), 13,419,802 shares (pro forma) and 18,419,802 shares (pro forma as adjusted)	6	13	18
Additional paid-in capital	2,282	10,388	49,983
Note receivable for common stock	(1,250)	(1,250)	(1,250)
Unearned compensation	(668)	(668)	(668)
Retained earnings	40,499	40,499	40,499

Total stockholders’ equity	40,869	48,982	88,582

Total capitalization	$55,841	$55,841	$95,441

As of the closing of this offering and based upon the number of shares issued and options granted as of August 1, 2002, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:

•	3,221,039 shares issuable under our stock option and stock purchase plans, consisting of:

•	1,710,426 shares underlying options outstanding at a weighted average exercise price of $1.80 per share, of which 866,504 shares are exercisable; and

•	1,510,613 shares available for future issuance under our stock option and stock purchase plans.

Please read this capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

DILUTION

As of June 30, 2002, our net tangible book value was approximately $36.5 million, or approximately $6.32 per share of common stock not taking into account the conversion of any of our outstanding shares of preferred stock or our outstanding convertible debt or the exercise or conversion of our outstanding warrants. Net tangible book value per share represents the amount of our total assets less intangible assets (mortgage servicing rights) and less our total liabilities, divided by the total number of shares of common stock outstanding. Pro forma net tangible book value assumes the conversion of all outstanding shares of our preferred stock, the conversion of our outstanding convertible debt and the conversion of all outstanding warrants into shares of common stock. Our pro forma net tangible book value as of June 30, 2002 is $44.6 million or $3.33 per share.

After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $9.00 per share, and our receipt of the estimated net proceeds from the sale, our pro forma net tangible book value as of June 30, 2002 would have been approximately $84.2 million, or $4.57 per share. This represents an immediate increase in net tangible book value of $1.24 per share to existing stockholders and an immediate dilution of $4.43 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.00
Net tangible book value per share	$6.32
Decrease per share attributable to assumed conversion of preferred stock, warrants, and convertible debt	$(2.99)

Pro forma net tangible book value per share before the offering	$3.33
Increase in pro forma net tangible book value per share attributable to new investors	$1.24
Pro forma net tangible book value per share after this offering		$4.57

Dilution in pro forma net tangible book value per share to new investors		$4.43

The following table summarizes, as of June 30, 2002, on the pro forma basis described above, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	13,419,802	72.9%	$8,483,000	15.9%	$0.63
New investors	5,000,000	27.1	45,000,000	84.1	9.00

Total	18,419,802	100.0%	$53,483,000	100.0%

As of June 30, 2002, there were exercisable options outstanding to purchase a total of 810,942 shares of our common stock at a weighted average exercise price of $1.17. To the extent any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected operating and balance sheet data for the years ended December 31, 1999, 2000 and 2001 and as of December 31, 2000 and 2001 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. Such selected financial data for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998, and 1999 have been derived from our audited consolidated financial statements, not included in this prospectus.

The following selected operating and balance sheet data for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These financial statements include all adjustments, consisting of recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for the year ending December 31, 2002.

The pro forma earnings per share data has been presented to show the effects of the conversion of our outstanding preferred stock, warrants and convertible debt had they been converted to common stock as of January 1, 2001. The pro forma balance sheet data has been presented to show the effects of conversion of our outstanding preferred stock, warrants and convertible debt had they been converted to common stock as of June 30, 2002.

You should read the information below along with other financial information and analysis presented in the prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share amounts)
Operating Data:
Revenues:
Gain on sale of loans	$14,621	$17,836	$37,387	$55,748	$81,621	$36,033	$50,617
Interest income	9,613	8,681	14,344	20,264	27,714	11,899	21,504
Loan servicing income (expense)	(1,359)	(234)	(483)	1,149	6,308	2,530	4,192
Net gain (loss) on mortgage-related securities and derivatives	(2,343)	(1,476)	(306)	(765)	3,433	3,739	1,915
Other income (expense)	212	105	44	94	16	(18)	123

Total revenues	20,744	24,912	50,986	76,490	119,092	54,183	78,351

Expenses:
Salaries, wages and benefits	7,616	12,376	23,074	30,499	44,139	19,461	31,179
Interest expense	7,825	5,928	9,840	17,472	15,761	8,245	8,751
Occupancy	903	1,317	2,143	3,716	4,915	2,355	3,032
Provision for losses	345	674	1,860	2,467	6,787	1,727	4,762
Depreciation and amortization	263	485	933	1,587	1,699	776	1,131
General and administrative expenses	3,541	4,672	7,348	10,212	15,809	7,360	9,785

Total expenses	20,493	25,452	45,198	65,953	89,110	39,924	58,640

Income before income taxes	251	(540)	5,788	10,537	29,982	14,259	19,711
Income taxes	144	(167)	2,337	4,531	12,583	5,989	7,891

Net income (loss)	$107	($373)	$3,451	$6,006	$17,399	$8,270	$11,820

Basic earnings (loss) per share	$0.03	($0.09)	$0.77	$1.29	$3.36	$1.71	$2.05

Diluted earnings (loss) per share	$0.01	($0.09)	$0.30	$0.50	$1.32	$0.65	$0.81

Weighted average shares outstanding:
Basic	4,264	4,318	4,487	4,670	5,175	4,825	5,756
Diluted	10,697	4,318	12,142	12,528	13,343	12,844	14,621
Pro forma basic earnings per share					$1.37		$0.89

Pro forma diluted earnings per share					$1.29		$0.81

Pro forma weighted average shares outstanding:
Basic					12,817		13,399
Diluted					13,634		14,656

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(dollars in thousands)
Other Data:
Total mortgage loan originations	$299,109	$541,956	$1,110,820	$1,517,550	$2,324,398	$962,185	$1,695,726
Wholesale originations	268,194	528,660	1,053,324	1,398,540	2,117,250	874,652	1,549,791
Retail originations	—	9,509	23,439	118,799	207,033	87,418	145,552
Other(1)	30,915	3,787	34,057	211	115	115	383
Net cost to originate(2)	5.2%	4.5%	3.3%	2.9%	2.7%	2.9%	2.4%
Weighted average coupon rate of mortgage loan originations	10.1%	10.0%	10.3%	10.7%	9.3%	9.7%	8.9%
Weighted average credit score(3)	—	—	598	610	619	615	623
Total loan sales and securitizations	$330,469	$482,008	$1,048,547	$1,508,788	$1,939,950	$875,457	$1,506,146
Whole loan sales	330,469	482,008	846,319	1,013,078	1,640,129	736,505	1,430,307
Loans sold with retained interests	—	—	202,228	321,031	299,821	138,952	75,839
Mortgage loans securitized	—	—	—	174,679	—	—	—
Average premium received on whole loan sales(4)	6.5%	4.8%	4.0%	3.5%	4.4%	4.1%	4.1%
Average gain on loans sold with retained interests(4)	N/A	N/A	3.5%	4.1%	3.8%	3.9%	1.9%
Total serviced loans at period end	$100,908	$123,157	$394,189	$807,872	$1,298,050	$964,532	$1,419,336
Total number of leased locations period end	1	1	11	22	27	26	30
Total number of employees	216	343	541	671	866	773	1,068
Asset Quality Data (Serviced Portfolio):
Total delinquent at period end(5)	19.8%	8.1%	2.8%	5.2%	5.5%	6.1%	4.1%
Annual losses on serviced portfolio as a percentage of average serviced assets(6)	0.4%	0.6%	0.7%	0.2%	0.9%	0.5%	1.1%
Total portfolio prepayment speed CPR(7)	27.8%	53.2%	14.5%	14.0%	29.0%	20.6%	28.5%

(1)	Represents loans purchased from others.
(2)
Net cost to originate loans is defined as (a) total expenses, prior to deferred origination costs, plus yield spread premiums paid, less loan servicing related costs and points and fees collected, divided by (b) origination volume.

(3)	Represents borrowers’ average credit score at origination obtained from one or more of the three principal credit bureaus. This information was not captured prior to the middle of 1999.
(4)	Amounts disclosed are computed excluding the impact of: provision for premium recapture; net gain (loss) on derivatives; and origination fees, net of costs.
(5)	Delinquent is defined as loans that are 30 or more days delinquent, including loans in foreclosure and loans converted into real estate owned (REO).
(6)	Data for the six months ended June 30, 2001 and 2002 have been annualized.
(7)	The constant prepayment rate (CPR) represents a constant annualized rate of prepayment relative to the then outstanding principal balance of mortgage loans.
	December 31,					June 30,
	1997	1998	1999	2000	2001	2002	2002
	(dollars in thousands)						(pro forma)
Balance Sheet Data:
Mortgage loans held for sale, net	$39,050	$98,559	$151,944	$143,900	$531,698	$727,046	$727,046
Mortgage-related securities, at fair value	8,902	6,234	8,673	25,879	22,290	14,436	14,436
Mortgage servicing rights, net	123	33	1,521	3,782	4,826	4,344	4,344
Total assets	55,911	119,083	175,804	189,806	603,038	807,158	807,158
Total warehouse and residual interest financing	45,144	107,986	155,028	157,361	547,063	735,268	735,268
Convertible debt	—	—	3,000	3,000	3,000	3,000	—
Total liabilities	48,142	111,675	164,940	172,924	569,034	761,176	758,176
Redeemable, convertible preferred stock	5,113	5,113	5,113	5,113	5,113	5,113	—
Total stockholders’ equity	2,656	2,295	5,751	11,769	28,891	40,869	48,982

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under “Risk Factors,” “Business” and elsewhere in this document.

General

We are a nationwide mortgage banking company that originates, finances, sells, securitizes and services subprime mortgage loans secured by single-family residences. We focus on borrowers who do not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. We originate our loans primarily through independent mortgage brokers across the United States and, to a lesser extent, through our direct sales force in our retail offices. We primarily sell our loans in whole loan sales and, to a lesser extent, we sell our loans with retained interests or we securitize our loans.

Revenue Model

Our operations generate revenues in three ways:

•	Gain on sale of loans. We generate gain on sale of loans by selling the loans we originate for a premium. This accounts for a substantial percentage of our revenues.

•
Interest income.    We generate interest income on a loan from the time we originate the loan until the time we sell the loan. Our interest income is partially offset by our borrowing costs under our warehouse facilities used to fund those loans.

•
Loan servicing income.    Our loan servicing income represents all contractual and ancillary servicing revenue for loans we service for others, net of subservicing costs and amortization of mortgage servicing rights. Subservicing costs are the amounts we pay to others to service loans on our behalf.

Our revenues also include net gain (loss) on mortgage-related securities and derivatives which reflect changes in the value of these instruments based on market conditions.

Financial Highlights

Our operations consist primarily of originating loans that we pool and sell in the secondary markets. We conduct an analysis to find and select the most profitable disposition strategy for each loan. The majority of our loan sales have been structured as whole loan sales where we have disposed of our entire interest in the loans and produced immediate cash gains. To a lesser extent, we have sold loans in securitizations and other transactions where we retain the right to receive a portion of the cash flows generated by the loans. We have retained the rights to service some of the loans that we have sold and securitized. Our recent financial highlights include:

•
Loan originations.    We have increased our loan originations every year since inception. In 2001 and the six months ended June 30, 2002, we originated $2.3 billion and $1.7 billion of loans, respectively. Our wholesale channel, which originates loans through independent mortgage brokers, originated $2.1 billion of loans in 2001 and $1.5 billion for the six months ended June 30, 2002. As our operations have expanded, we have substantially reduced our cost to originate loans. In 1997, our average net origination cost was 5.2%. In 2001 and for the six months ended June 30, 2002, it was 2.7% and 2.4%, respectively. We calculate our cost to originate loans as (a) total expenses, prior to deferred origination costs, plus yield spread premiums paid, less loan servicing related costs and points and fees collected, divided by (b) origination volume.

•
Whole loan sales - cash gain on sale.    Over 75% of the loans we sold during the three years ended December 31, 2001 and the six months ended June 30, 2002, were for a cash premium in whole loan sales. During 2001 and the six months ended June 30, 2002, 84.5% and 95.0% of our loan dispositions were whole loan sales with an average cash premium of 4.4% and 4.1%, respectively.

•
Mortgage-related securities - retained interests.    From time to time, we have sold loans to third parties or securitized loans in transactions where we have retained the right to receive certain future payments generated by such loans. During 2001 and the six months ended June 30, 2002, 15.5% and 5.0% of our loan dispositions were loan sales with retained interests which were booked with an average noncash gain on sale of 3.8% and 1.9%, respectively. As of June 30, 2002, the fair value of our retained interests totaled $14.4 million.

•
Servicing rights.    Prior to 2000, we retained the right to service only a small portion of the loans that we originated and sold or securitized. We increased our loan servicing portfolio in 2000, 2001 and the six months ended June 30, 2002 by retaining the rights to service over 30%, 15% and 5%, respectively, of the loans we sold or securitized. In addition, in 2001 we started to internally service a large portion of our loans that were previously subserviced by third parties. Our loans serviced as of June 30, 2002 totaled $1.4 billion and the related mortgage servicing rights totaled $4.3 million.

Accounting for Our Loan Sales

We have sold our loans in transactions that have been accounted for in our financial statements as:

•	whole loan sales;

•	loan sales with retained interests; and

•	securitizations structured as a sale.

In each case, the transaction was structured as a sale of mortgage loans for legal and accounting purposes. When we sold our mortgage loans in whole loan sale transactions, we disposed of our entire interest in the loans. When we entered into the other two types of transactions, we retained interests (other than mortgage servicing rights) in certain cash flows to be generated from the pools of loans that we sold. The retained interests in both types of transactions are referred to as “mortgage-related securities.” In the future we intend to emphasize structures that require financing treatment for our securitizations, also referred to as “portfolio-based” accounting, to more closely match the recognition of income with the actual receipt of cash payments.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although we base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, our management exercises significant judgment in the final determination of our estimates. Actual results may differ from these estimates.

Pursuant to our critical accounting policies the following reflect significant judgments by management:

•	Gain on sale of loans and fair value of mortgage-related securities;

•	Mortgage servicing rights valuation; and

•	Provision for losses.

Gain on Sale of Loans and Fair Value of Mortgage-Related Securities

Our gain on sale of loans has consisted of primarily cash gain that resulted from whole loan sales and, to a lesser extent, non-cash gain that resulted from the fair value of our mortgage-related securities. We also record subsequent changes to the fair value of our mortgage-related securities in our income statement and to the asset on our balance sheet. In each case, the determination of fair value requires significant judgments by our management.

Our sales may be either on a servicing retained or released basis. If we retain the right to service the loans that we have sold, we may also record non-cash gain on sale related to the value of those servicing rights. See our further discussion below and under the heading “Mortgage Servicing Rights Valuation.”

Gain on Sale

Gains or losses resulting from our loan sales are recorded at the time of sale. Upon sale, we allocate the book value of the loans sold among the value of the loans and any mortgage-related securities and mortgage servicing rights we retain in the transaction. The gain on sale that we record is primarily based on the difference between (i) the sum of the cash received plus the value of any mortgage-related securities and mortgage servicing rights generated by the transaction and (ii) the book value that we had allocated to the loans sold. At the closing of a sale with retained interests or a securitization structured as a sale, we remove the mortgage loans held for sale and related warehouse debt from our consolidated balance sheet and add to our consolidated balance sheet the net cash received, the estimated fair value of the mortgage-related securities generated by the transaction, and the allocated book value of any mortgage servicing rights generated by the transaction.

Typically, our gain on sale recorded for whole loan sales has been cash gain. In a transaction structured as a loan sale with retained interests, the majority of the gain on sale we have recorded is non-cash gain based on the fair value of the mortgage-related securities retained in the transaction. Typically, the gain on sale we have recorded on securitizations has also been the non-cash gain based on the fair values of the mortgage-related securities we retain.

Because gain on sale revenue is recorded at the time we sell or securitize loans, our financial results were significantly impacted by the timing of our loan sales. If we hold a significant pool of loans at the end of a reporting period, those loans will remain on our balance sheet, along with the related debt used to fund the loans. The revenue that we generate from those loans will not be recorded until the subsequent reporting period when we sell the loans. A number of factors influence the timing of our loan sales, including the current market demand for our loans, liquidity needs, and our strategic objectives. Our management has from time to time delayed the sale of loans to a later period, and may do so again in the future.

Accounting for Mortgage-Related Securities

We measure our mortgage-related securities like debt securities classified as trading securities under Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. When we enter into a loan sale transaction that generates a mortgage-related security, we record the fair value of that security as an asset on our balance sheet. Thereafter, we measure the fair value of the mortgage-related securities at each reporting date. Any change in fair value since the end of the prior period is recorded in our results of operations as an unrealized gain or loss. The carrying value of mortgage-related securities on our balance sheet is also increased or decreased accordingly.

How We Determine Fair Value of Mortgage-Related Securities

We are not aware of any active market for the sale of our mortgage-related securities. Accordingly, our estimate of fair value is subjective. We determine the fair value by discounting the estimated net future cash flows using assumptions that market participants would use, including assumptions about interest rates, credit losses, and prepayment speeds. The net future cash flows expected to be received include the interest paid by the borrowers on the loans and prepayment penalties, less amounts paid to other parties with interests in the loans, estimated credit losses, servicing fees, as well as mortgage insurance fees, guarantee fees, and trustee fees for securitizations. Our receipt of such cash flows may be delayed to the extent that the loan sale agreement does not require cash flows to be paid to us until they reach certain levels specified in such agreement.

In the year ended December 31, 2001 and the six months ended June 30, 2002, we recorded non-cash gain on sale of 3.8% and 1.9%, respectively, and our cash premiums for whole loan sales were 4.4% and 4.1%, respectively.

Our estimate of the fair value of our mortgage-related securities could decrease if our actual cash flows from our mortgage-related securities are different than originally estimated, or if economic factors or market analyses cause us to change the assumptions we use to value mortgage-related securities. In particular, if we increase the loss or discount rate that we apply or if we have a significant increase in our prepayment rates, the fair value of our mortgage-related securities would decrease. Any decrease in the fair value would adversely affect our results of operations and the assets we carry on our balance sheet.

Securitizations Structured as Financings

While we continue to generate the majority of our earnings and cash flows from whole loan sales, we intend to continue to complete some securitizations and other transactions in which we retain an interest in the mortgage loans that we have sold. In the future, these transactions would continue to be legally structured as sales, but for accounting purposes may be structured as financings under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125. Accordingly, the loans would remain on our balance sheet, residual or retained interests would not be created, and securitization indebtedness would replace the warehouse debt originally associated with the securitized mortgage loans. We would record interest income on the mortgage loans and interest expense on the issued securities, as well as ancillary fees, over the life of the securitization, instead of recognizing a gain or loss upon closing of the securitization. This “portfolio-based” accounting would more closely match the recognition of income with the actual receipt of cash payments. We completed our first securitization structured as a financing in July 2002, when we securitized $207.4 million of our mortgage loans.

Mortgage Servicing Rights Valuations

We recognize as a separate asset the rights to service mortgage loans for others once such rights are contractually separated from the underlying loans. We amortize mortgage servicing rights in proportion to and over the period of the estimated net servicing income and we record these rights at the lower of amortized cost or fair value. We determine the fair value of mortgage servicing rights based upon the present value of estimated net future cash flows related to contractually specified servicing fees, which may include the rights to prepayment penalties. All of the mortgage servicing rights that we have recorded arise from rights to prepayment penalties.

Key assumptions we use to value mortgage servicing rights include prepayment speeds and discount rates. Actual prepayments generally differ from our initial estimates. If actual prepayment rates are different than we originally estimated, we may receive less mortgage servicing income, which could reduce the value of our mortgage servicing rights. We periodically evaluate our mortgage servicing rights for impairment, which is measured as the excess of carrying value over fair value. In the event of impairment, the adjustment is recognized in our consolidated statements of operations. Any impairment recorded as a result of higher-than-estimated prepayment rates is partially offset by the related higher levels of prepayment penalty income.

Under the portfolio-based accounting structures that we intend to emphasize in our future securitizations, we would not record any mortgage servicing rights.

Provisions for Losses

We have provided market valuation adjustments on certain nonperforming loans, other loans we hold for sale and real estate owned. These adjustments are based upon our estimate of expected losses and are based upon the value that we could reasonably expect to obtain from a sale, other than in a forced or liquidation sale. We also record a reserve for liabilities associated with loans sold which we may be requested to repurchase due to breaches of representations and warranties and first payment defaults. Our estimate of expected losses could increase if our actual loss experience or repurchase activity is different than originally estimated, or if economic factors change the value we could reasonably expect to obtain from a sale. In particular, if actual losses increase or if values reasonably expected to be obtained from a sale decrease, the provision for losses would increase. Any increase in the provision for losses would adversely affect our results of operations.

Results Of Operations

The following table sets forth our results of operations as a percentage of total revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
Revenues:
Gain on sale of loans	73.3%	72.9%	68.5%	66.5%	64.6%
Interest income	28.1	26.5	23.3	22.0	27.4
Loan servicing income (expense)	(0.9)	1.5	5.3	4.6	5.4
Net gain (loss) on mortgage-related securities and derivatives	(0.6)	(1.0)	2.9	6.9	2.4
Other income (expense)	0.1	0.1	0.0	0.0	0.2

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Salaries, wages and benefits	45.3%	39.9%	37.1%	35.9%	39.8%
Interest expense	19.3	22.8	13.2	15.2	11.2
Occupancy	4.2	4.9	4.1	4.4	3.8
Provision for losses	3.6	3.2	5.7	3.2	6.1
Depreciation and amortization	1.8	2.1	1.4	1.4	1.4
General and administrative expenses	14.4	13.3	13.3	13.6	12.5

Total expenses	88.6	86.2	74.8	73.7	74.8

Income before income taxes	11.4	13.8	25.2	26.3	25.2
Income taxes	4.6	5.9	10.6	11.0	10.1

Net income	6.8%	7.9%	14.6%	15.3%	15.1%

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2002

Revenues

Total Revenues.    Total revenues increased 44.6% from $54.2 million for the six months ended June 30, 2001 to $78.4 million for the comparable period in 2002. This increase was due to increases in gain on sale of loans of $14.6 million, interest income of $9.6 million, and loan servicing income of $1.7 million, offset by a decrease in net gain on mortgage-related securities and derivatives of $1.8 million.

Gain on Sale of Loans.    Total gain on sale of loans increased 40.5% from $36.0 million for the six months ended June 30, 2001 to $50.6 million for the comparable period in 2002.

The components of the gain on sale of loans are illustrated in the following table:

	Six Months Ended June 30,
	2001	2002
	(in thousands)
Gain on whole loan sales	$30,453	$58,723
Gain on sale of loans with retained interests	5,410	1,423
Provision for premium recapture	(313)	(708)
Net gain (loss) on derivatives	—	(10,919)
Origination fees, net of costs	483	2,098

Gain on sale of loans	$36,033	$50,617

Gain on whole loan sales increased 92.8% from $30.5 million for the six months ended June 30, 2001 to $58.7 million for the comparable period in 2002 due to higher whole loan sales volume in 2002 as compared to 2001. Total whole loan sales increased 94.2% from $736.5 million for the six months ended June 30, 2001 to $1.4 billion for the comparable period in 2002. This increase was due to increased loan originations, as well as our decision to retain loans from the prior period, which we sold in the first quarter of 2002. The average whole loan sales premium was 4.1% for the six months ended June 30, 2001 and for the comparable period in 2002.

Gain on sale of loans with retained interests decreased 73.7% from $5.4 million for the six months ended June 30, 2001 to $1.4 million for the comparable period in 2002 due to a decrease in loans sold with retained interests of 45.4% from $139.0 million for the six months ended June 30, 2001 to $75.8 million for the corresponding period in 2002. The decrease in gain on sale also resulted from increasing market interest rates during the warehouse financing period for these loans sold in the six months ended June 30, 2002. Additionally, the lower gain on sale resulted from changes in our assumptions used to value the mortgage-related securities generated by these sales to reflect current market assumptions, principally an increase in the discount rate from 12% during the six months ended June 30, 2001 to 15% for the comparable period in 2002 and an increase in the cumulative loss rate from a range of 3.1% to 3.5% during the six months ended June 30, 2001 to 4.6% for the comparable period in 2002. We generated gain on sale from loans with retained interests pursuant to contractual commitments which we fulfilled in the first quarter of 2002. We have no current commitments to complete transactions that would result in non-cash gain on sale. The average gain on sale for loans sold with retained interests decreased from 3.9% for the six months ended June 30, 2001 to 1.9% for the comparable period in 2002.

Provision for premium recapture represents our estimate of the potential refunds of premium received on loan sales during the period. Provision for premium recapture did not significantly change for the six months ended June 30, 2001 compared to the comparable period in 2002.

Net gain (loss) on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage our interest rate risk associated with our mortgage loans held for sale from the time of funding commitment to sale commitment. We enter into these transactions to offset fluctuations in interest rates that affect our premiums earned on the sale of these loans. The net loss on derivatives increased from zero for the six months ended June 30, 2001, as there was no hedging activity, to a $10.9 million loss for the comparable period in 2002, of which $5.3 million was net unrealized losses. This increase was due to a decrease in LIBOR rates from the date the derivative was purchased through June 30, 2002 for derivatives still outstanding or to the date the derivatives were settled.

Origination fees received, net of direct loan origination costs incurred, on mortgage loans held for sale are deferred and recognized in the consolidated statement of operations when the related loans are sold. The origination fees, net of costs, increased from $483,000 for the six months ended June 30, 2001 to $2.1 million for the comparable period in 2002 due to an increase in origination volume and loan sales and an increase in origination fees, net of broker fees paid, per loan originated for the six months ended June 30, 2001 as compared to the comparable period in 2002.

Interest Income.    Interest income represents the interest earned on our mortgage loans held for sale during the period prior to their sale or securitization and, to a lesser extent, interest accreted on our mortgage-related securities. We do not accrue interest for mortgage loans that are 90 days or more delinquent. Interest income increased 80.7% from $11.9 million for the six months ended June 30, 2001 to $21.5 million for the comparable period in 2002. The increase in interest income was due to an increase in the average inventory of loans held for sale from $195.4 million during the six months ended June 30, 2001 to $531.4 million during the comparable period in 2002, as we increased loan production volume and intentionally extended the holding period, which was partially offset by a decrease in weighted average interest rate on the inventory of mortgage loans held for sale.

Loan Servicing Income (Expense).    Loan servicing income represents all contractual and ancilliary servicing revenue for loans we service for others, net of subservicing costs and amortization of mortgage servicing rights. Subservicing costs are the amounts we pay to others to service loans on our behalf. Loan servicing income increased 65.7% from $2.5 million for the six months ended June 30, 2001 to $4.2 million for the comparable period in 2002. The increase resulted from an increase in our prepayment penalty income due to the decrease in interest rates and resulting borrower refinancings, an increase in the loans we serviced from $964.5 million at June 30, 2001 to $1.4 billion at June 30, 2002, as we started to internally service a large portion of the loans previously subserviced, and the elimination of the related subservicing costs.

Net Gain (Loss) on Mortgage-Related Securities and Derivatives.    Net gain on mortgage-related securities and derivatives decreased 48.8% from $3.7 million for the six months ended June 30, 2001 to $1.9 million for the comparable period in 2002.

Net gain (loss) on mortgage-related securities did not significantly change for the six months ended June 30, 2001 as compared to the comparable period in 2002.

Net gain (loss) on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage the interest rate risk associated with our mortgage-related securities. The risk arises because the cash we receive from our mortgage-related securities is dependent on the difference between the interest rates on the underlying loans and the yield payable to the senior security holders, or payable to the purchaser of the loans in the case of a sale with retained interests. The majority of the loans underlying our mortgage-related securities have interest rates which are fixed for the first two or three years, while the yield payable related to the senior interests or purchaser changes monthly based upon short-term LIBOR. Net loss on derivatives increased from zero for the six months ended June 30, 2001, as there was no hedging activity, to $2.4 million for the comparable period in 2002 due to a decrease in LIBOR rates from the date the derivative was purchased through June 30, 2002 for derivatives still outstanding, or to the date the derivatives were settled.

Expenses

Total Expenses.    Total expenses increased 46.9% from $39.9 million for the six months ended June 30, 2001 to $58.6 million for the comparable period in 2002. The increase was the result of higher salaries, wages, and benefits expense, an increase in provision for losses of $3.0 million and increases in other variable operating expenses associated with growth in loan volume and in the number of employees.

Salaries, Wages and Benefits.    Salaries, wages and benefits increased 60.2% from $19.5 million for the six months ended June 30, 2001 to $31.2 million for the comparable period in 2002. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses related to loan production volume and profits. The total number of employees increased by 38.2% from 773 at June 30, 2001 to 1,068 at June 30, 2002.

Interest Expense.    Interest expense represents the interest incurred on all outstanding debt and other costs associated with accessing our credit facilities. Interest expense did not significantly change for the six months ended June 30, 2001, to the comparable period in 2002 due to changes in two offsetting variables. Our average outstanding borrowings increased from $224.1 million to $535.7 million consistent with the increase in the average inventory of loans; however, our average borrowing rate decreased from 6.3% for the six months ended June 30, 2001, to 3.3% for the comparable period in 2002.

Occupancy.    Occupancy expense increased 28.7% from $2.4 million for the six months ended June 30, 2001 to $3.0 million for the comparable period in 2002. The increase resulted from growth in the total number of office sites leased from 26 at June 30, 2001 to 30 at June 30, 2002 due to our penetration in new geographic markets, as well as an increase in square footage in some existing sites.

Provision for Losses.    Provision for losses increased 175.7% from $1.7 million for the six months ended June 30, 2001 to $4.8 million for the comparable period in 2002 due to an increase in actual losses of $653,000, an increase in our provisions for: market reserve on loans of $234,000, reserve for real estate owned of $852,000 and reserve for repurchases of $1.3 million. This increase was due to a substantial increase in our loan origination volume and changes in market terms to longer early-payment default covenants, which resulted in an increase in our repurchase expectations. Further, we elected to repurchase certain defaulted loans and real estate owned from prior securitizations in order to improve and enhance the cash-flow characteristics of those securitizations.

General and Administrative.    General and administrative expenses increased 32.9% from $7.4 million for the six months ended June 30, 2001 to $9.8 million for the comparable period in 2002. This increase resulted from an increase in loan origination volume and an increase in the number of employees, as compared to 2001.

Income Taxes.    Income taxes increased 31.8% from $6.0 million for the six months ended June 30, 2001 to $7.9 million for the comparable period in 2002. This increase was a result of a 38.2% increase in income before taxes from the six months ended June 30, 2001 to the comparable period in 2002, partially offset by a decrease in our effective tax rate from 42.0% for the six months ended June 30, 2001 to 40.0% for the comparable period in 2002. The two major components of our effective tax rate are the federal corporate tax rate of 35.0% and the effective state income tax rates. We operate and pay tax in nearly every state. As our operations and profits have expanded in various states, it has created changes in our effective tax rate depending upon each particular state’s tax structure and rate.

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001

Revenues

Total Revenues.    Total revenues increased 55.7% from $76.5 million for the year ended December 31, 2000 to $119.1 million for the year ended December 31, 2001. This increase was due to increases in gain on sale of loans of $25.9 million, interest income of $7.5 million, loan servicing income of $5.2 million and net gain on mortgage-related securities and derivatives of $4.2 million.

Gain on Sale of Loans.    Total gain on sale of loans increased 46.4% from $55.7 million for the year ended December 31, 2000 to $81.6 million for the year ended December 31, 2001.

The components of the gain on sale of loans are illustrated in the following table:

	Year Ended December 31,
	2000	2001
	(dollars in thousands)
Gain on whole loan sales	$35,058	$72,096
Gain on sale of loans with retained interests	13,123	11,349
Gain on securitization	7,382	—
Provision for premium recapture	(442)	(757)
Net loss on derivatives	—	(194)
Origination fees, net of costs	627	(873)

Gain on sale of loans	$55,748	$81,621

Gain on whole loan sales increased 105.6% from $35.1 million for the year ended December 31, 2000 to $72.1 million for the year ended December 31, 2001, due to higher whole loan sales volume in 2001 and an increase in average whole loan sales premium for the year ended December 31, 2001 as compared to the year ended December 31, 2000. Total whole loan sales increased 61.9% from $1.0 billion for the year ended December 31, 2000 to $1.6 billion for the year ended December 31, 2001. The average whole loan sales premium increased from 3.5% for the year ended December 31, 2000 to 4.4% for the year ended December 31, 2001 due to increased market demand and generally declining interest rates in 2001.

Gain on sale of loans with retained interests decreased by 13.5% from $13.1 million for the year ended December 31, 2000 to $11.3 million for the year ended December 31, 2001, due to a decrease in volume of loans sold. Loans sold with retained interests decreased 6.6% from $321.0 million for the year ended December 31, 2000 to $299.8 million for the year ended December 31, 2001. Additionally, such gain on sale decreased due to a change in our assumptions used to value the mortgage-related securities generated by these sales to reflect current market assumptions, principally an increase in the discount rate from 12% for the year ended December 31, 2000 to a range of 12% to 15% for the year ended December 31, 2001 and cumulative loss rates from 3.1% for the year ended December 31, 2000 to a range of 3.1% to 4.1% for the year ended December 31, 2001. The average gain on sale for loans sold with retained interests decreased from 4.1% for the year ended December 31, 2000 to 3.8% for the year ended December 31, 2001.

Gain on securitization of $7.4 million for the year ended December 31, 2000 represents the one-time recognition of gain for securitizations structured as sales of mortgage loans. No such securitization was initiated during the year ended December 31, 2001.

Provision for premium recapture did not significantly change for the year ended December 31, 2000, as compared to the year ended December 31, 2001.

The net loss on derivatives did not significantly change for the year ended December 31, 2000, as compared to the year ended December 31, 2001.

Origination fees, net of costs decreased from $627,000 in revenue for the year ended December 31, 2000 to $873,000 in expense for the year ended December 31, 2001 due to significant increases in commissions earned by the loan production staff and fees paid to brokers for the year ended December 31, 2001 as compared to December 31, 2000. Total commissions earned by production staff increased 106.3% from $6.6 million for the year ended December 31, 2000 to $13.5 million for the year ended December 31, 2001, while loan originations increased by 53.2% during the comparable periods. Total fees paid to independent brokers increased 46.6% from $7.3 million for the year ended December 31, 2000 to $10.7 million for the year ended December 31, 2001.

Interest Income.    Interest income increased 36.8% from $20.3 million for the year ended December 31, 2000 to $27.7 million for the year ended December 31, 2001 due to an increase in the average inventory of loans held for sale from $153.9 million during 2000 to $241.5 million during 2001, partially offset by a decrease in average weighted interest rate on the inventory of mortgage loans held for sale.

Loan Servicing Income (Expense).    Loan servicing income increased 449.0% from $1.1 million for the year ended December 31, 2000 to $6.3 million for the year ended December 31, 2001. The increase was due to a higher average loan servicing portfolio balance, as we started to internally service a large portion of the loans previously subserviced, as well as an increase in prepayment penalty income due to the decrease in interest rates and resulting borrower refinancings. The loan servicing portfolio increased from $807.9 million at December 31, 2000 to $1.3 billion at December 31, 2001.

Net Gain (Loss) on Mortgage-Related Securities and Derivatives.    Net gain (loss) on mortgage-related securities and derivatives increased from a loss of $765,000 for the year ended December 31, 2000 to a gain of $3.4 million for the year ended December 31, 2001, due to the decline in interest rates throughout 2001.

Net gain (loss) on mortgage-related securities increased from a $367,000 loss for the year ended December 31, 2000 to a $4.6 million gain for the year ended December 31, 2001 due to declining LIBOR rates throughout 2001 as compared to 2000, which effect was offset by changes in our assumptions used to value the mortgage-related securities to reflect current market conditions, principally an increase in the discount rate from 12% at December 31, 2000 to 15% at December 31, 2001 and cumulative loss rates from a range of 3.0% to 3.87% at December 31, 2000 to a range of 4.6% to 4.85% at December 31, 2001. When LIBOR rates decline, the value of our mortgage-related securities increases because interest rates on some of the loans underlying the mortgage-related securities are fixed for the first two to three years of the loan, while the amount payable on the related senior interests decreases with LIBOR, thereby increasing the net interest income we expect to receive from the mortgage-related securities.

Net loss on derivatives increased 195.5% from $398,000 for the year ended December 31, 2000 to $1.2 million for the year ended December 31, 2001 due to the increase in volume of derivative activity.

Expenses

Total Expenses.    Total expenses increased 35.1% from $66.0 million for the year ended December 31, 2000 to $89.1 million for the year ended December 31, 2001.

Salaries, Wages and Benefits.    Salaries, wages and benefits increased 44.7% from $30.5 million for the year ended December 31, 2000 to $44.1 million for the year ended December 31, 2001. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses as a result of increased loan origination volume and profits. The total number of employees increased 29.1% from 671 at December 31, 2000 to 866 at December 31, 2001.

Interest Expense.    Interest expense decreased 9.8% from $17.5 million for the year ended December 31, 2000 to $15.8 million for the year ended December 31, 2001 due to a decrease in average funding costs from 8.2% to 5.1% as a result of the decrease in the average rate of LIBOR. Such decrease was partially offset by an increase in average outstanding borrowings from $172.8 million to $265.9 million for the years ended December 31, 2000 and 2001, respectively.

Occupancy.    Occupancy expense increased 32.3% from $3.7 million for the year ended December 31, 2000 to $4.9 million for the year ended December 31, 2001. The increase resulted from growth in the total number of office sites leased from 22 at December 31, 2000 to 27 at December 31, 2001, due our penetration in new geographic markets, as well as an increase in square footage in some existing sites.

Provision for Losses.    Provision for losses increased 175.1% from $2.5 million for the year ended December 31, 2000 to $6.8 million for the year ended December 31, 2001. This increase related to an increase in reserve levels and an increase in our actual losses. Reserves were increased due to a $389.8 million increase in loans held for sale, the creation of a $1.5 million repurchase reserve due to changes in market terms to longer early-payment default covenants, which resulted in an increase in our repurchase expectations, a $1.1 million increase in our nonperforming loan and real estate owned portfolio, from December 31, 2000 to December 31, 2001 and higher loss severity assumptions. During 2001, we discovered that an employee had misappropriated funds from us in concert with third parties, resulting in an overstatement of losses on real estate owned, which are included in the provision for losses in our consolidated statements of operations for the years ended December 31, 1999 through 2001. We have estimated that approximately $800,000 was misappropriated from us during that period. We have filed an insurance claim to recover the misappropriated funds; however, our ability to recover such losses is uncertain, and accordingly, no amounts have been accrued for any potential recoveries.

General and Administrative.    General and administrative costs increased 54.8% from $10.2 million for the year ended December 31, 2000 to $15.8 million for the year ended December 31, 2001, due to increased loan volume, the implementation of a new loan origination system, increased number of employees and marketing related expenses.

Income Taxes.    Income taxes increased 177.7% from $4.5 million for the year ended December 31, 2000 to $12.6 million for the year ended December 31, 2001. This increase resulted from a corresponding 184.5% increase in income before taxes from the year ended December 31, 2000 to December 31, 2001, offset by a decrease in our effective tax rate from 43.0% for the year ended December 31, 2000 to 42.0% for the year ended December 31, 2001.

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000

Revenues

Total Revenues.    Total revenues increased 50.0% from $51.0 million for the year ended December 31, 1999 to $76.5 million for the year ended December 31, 2000. This increase was due to increases in gain on sale of loans of $18.4 million, interest income of $5.9 million, and loan servicing income of $1.6 million.

Gain on Sale of Loans.    Total gain on sale of loans increased 49.1% from $37.4 million for the year ended December 31, 1999 to $55.7 million for the year ended December 31, 2000.

The components of the gain on sale of loans are illustrated in the following table:

	Year Ended December 31,
	1999	2000
	(dollars in thousands)
Gain on whole loan sales	$33,563	$35,058
Gain on sale of loans with retained interests	7,123	13,123
Gain on securitization	—	7,382
Provision for premium recapture	(672)	(442)
Origination fees, net of costs	(2,627)	627

Gain on sale of loans	$37,387	$55,748

Gain on whole loan sales increased 4.5% from $33.6 million for the year ended December 31, 1999 to $35.1 million for the year ended December 31, 2000, due to higher whole loan sales volume, slightly offset by a decrease in average whole loan sales premium from 4.0% for the year ended December 31, 1999 to 3.5% for the year ended December 31, 2000. Total whole loan sales increased 19.7% from $846.3 million for the year ended December 31, 1999 to $1.0 billion for the year ended December 31, 2000.

Gain on sale of loans with retained interests increased 84.2% from $7.1 million for the year ended December 31, 1999 to $13.1 million for the year ended December 31, 2000, due to an increase in sales volume. Loans sold with retained interests increased 58.7% from $202.2 million for the year ended December 31, 1999 to $321.0 million for the year ended December 31, 2000.

Gain on securitization of $7.4 million for the year ended December 31, 2000 represents the one-time recognition of gain for securitizations structured as sales of mortgage loans. No such securitization was initiated during the year ended December 31, 1999.

Provision for premium recapture did not significantly change from the year ended December 31, 1999 compared to the year ended December 31, 2000.

Origination fees, net of costs, increased from a $2.6 million expense for the year ended December 31, 1999 to $627,000 in revenue for the year ended December 31, 2000, due to an increase in origination fees, net of broker fees paid, per loan sold for the year ended December 31, 2000 as compared to the year ended December 31, 1999. Although loan production and the related loan origination revenue increased, loan origination expenses increased at a much lower rate for the year ended December 31, 2000 as compared to the year ended December 31, 1999.

Interest Income.    Interest income increased 41.3% from $14.3 million for the year ended December 31, 1999 to $20.3 million for the year ended December 31, 2000, due primarily to an increase in the average inventory of loans held for sale from $116.2 million in 1999 to $153.9 million in 2000 and an increase in average weighted interest rate on the inventory of mortgage loans held for sale.

Loan Servicing Income (Expense).    Loan servicing income increased from a $483,000 expense for the year ended December 31, 1999 to $1.1 million income for the year ended December 31, 2000. The increase was due to a higher average loan servicing portfolio balance as a result of the loans sold into our securitization during 2000. The loan servicing portfolio increased from $394.2 million at December 31, 1999 to $807.9 million at December 31, 2000 due to an increase in our loans sold and securitized with servicing retained.

Net Gain (Loss) on Mortgage-Related Securities and Derivatives.    Net loss on mortgage-related securities and derivatives increased from $306,000 for the year ended December 31, 1999 to $765,000 for the year ended December 31, 2000, due to the increase in LIBOR throughout 2000.

Net loss on mortgage-related securities increased 19.9% from $306,000 for the year ended December 31, 1999 to $367,000 for the year ended December 31, 2000, due to increasing LIBOR throughout 2000 as compared to 1999, as well as changes in our assumptions used to value the mortgage-related securities to reflect market conditions, principally an increase in constant prepayment rates. When LIBOR increases, the value of our mortgage-related securities decreases because interest rates on some of the loans underlying the mortgage-related securities are fixed for the first two to three years of the loan, while the amount payable on the related senior interests increases with LIBOR, thereby decreasing the net interest income we expect to receive from the mortgage-related securities.

Net loss on derivatives increased from zero for the year ended December 31, 1999, as there was no derivative activity, to $398,000 for the year ended December 31, 2000.

Expenses

Total Expenses.    Total expenses increased 45.9% from $45.2 million for the year ended December 31, 1999 to $66.0 million for the year ended December 31, 2000.

Salaries, Wages and Benefits.    Salaries, wages and benefits increased 32.2% from $23.1 million for the year ended December 31, 1999 to $30.5 million for the year ended December 31, 2000. The increase resulted from the increase in employees from 541 at December 31, 1999 to 671 at December 31, 2000 and higher commission and bonus expenses related to growth in loan origination volume and profits.

Interest Expense.    Interest expense increased 77.6% from $9.8 million for the year ended December 31, 1999 to $17.5 million for the year ended December 31, 2000, due to an increase in the average outstanding borrowings from $127.1 million to $172.8 million and an increase in average funding costs from 7.0% to 8.2% as a result of the increase in the average LIBOR for the years ended December 31, 1999 and 2000, respectively.

Occupancy.    Occupancy expense increased 73.4% from $2.1 million for the year ended December 31, 1999 to $3.7 million for the year ended December 31, 2000. The increase resulted from growth in the total number of office sites leased from 11 at December 31, 1999 to 22 at December 31, 2000 due our penetration in new geographic markets.

Provision for Losses.    Provision for losses increased 32.6% from $1.9 million for the year ended December 31, 1999 to $2.5 million for the year ended December 31, 2000. This increase was due to an increase in actual losses, slightly offset by a decrease in the reserve.

General and Administrative.    General and administrative expenses increased 39.0% from $7.3 million for the year ended December 31, 1999 to $10.2 million for the year ended December 31, 2000. The increase was due to growth in loan origination volume and marketing expenses related to our retail operations.

Income Taxes.    Income taxes increased by 93.9% from $2.3 million for the year ended December 31, 1999 to $4.5 million for the year ended December 31, 2000. The increase in the income taxes expense is due to the

82.0% increase in income before taxes from the year ended 1999 to 2000, compounded with an increase in our effective tax rate from 40.4% for the year ended December 31, 1999 to 43.0% for the year ended December 31, 2000. The increase was due to an increase in our federal tax rate from 34% to 35% caused by increased income levels. Additionally, our state tax rate increased due to expanded operations in other states.

Liquidity And Capital Resources

As a mortgage banking company, our primary cash requirements include the funding of (1) mortgage loan originations, including principal, as well as origination costs such as commissions and broker premiums,  (2) interest expense on and repayment of principal on warehouse credit facilities, (3) operational expenses,  (4) servicing advances, (5) hedging margin requirements, and (6) tax payments. We fund these cash requirements with cash received from (1) loan sales, (2) borrowings under warehouse credit facilities secured by mortgage loans, (3) cash distributions from our mortgage-related securities, (4) interest collections on loans held for sale,  (5) servicing fees and other servicing income, and (6) points and fees collected from the origination of loans.

Our liquidity strategy is to maintain sufficient and diversified warehouse credit facilities to finance our mortgage loan originations, to maintain strong relationships with a diverse group of whole loan purchasers, and to maintain the ability to execute our own securitizations. This provides us with the ability to finance our growing origination operations and to maximize our realization of the value of loans we originate. During the years ended December 31, 1999, 2000, and 2001 and for the six months ended June 30, 2001 and 2002, we had negative operating cash flows of approximately $53.2 million, $700,000, $373.7 million, $88.6 million and $177.2 million, respectively, which resulted from the use of approximately $1.1 billion, $1.5 billion, $2.4 billion, $980.5 million and $1.7 billion, respectively, of cash for new loan originations and purchases offset by cash proceeds from the sale of loans of $1.0 billion, $1.5 billion, $2.0 billion, $881.8 million and $1.5 billion, respectively. We intend to continue to concentrate on improving cash flow in order to maintain cash-flow positive operations. There can be no assurance that we will be able to achieve these goals and operate on a cash-flow neutral or cash-flow positive basis.

We use our various warehouse credit facilities to finance the actual funding of our loan originations. We then sell or, to a lesser extent, securitize our mortgage loans within two or three months of origination and pay down the warehouse credit facilities with the proceeds. The majority of our current warehouse credit facilities are committed lines, which means that the lender is obligated to fund up to the committed amount subject to our meeting various financial and other covenants. Certain of our warehouse lines are, and in the future may be, uncommitted, which means that the lender may fund the uncommitted amount at its discretion. The majority of our current warehouse credit facilities also contain a sub-limit for “wet” funding which is the funding of loans for which the collateral custodian has not yet received the related loan documents. Our warehouse facilities generally have a one year term.

Except as otherwise noted below, all of our warehouse credit facilities accrue interest at a rate based upon one-month LIBOR plus a specified spread and as of August 16, 2002 have other material terms and features as follows:

Warehouse Lender	Committed Amount	Uncommitted Amount	Total Facility Amount	Portion Available for Wet Funding	Expiration Date
Lehman Brothers Bank, FSB and Affiliate	$250,000,000	$—	$250,000,000	$65,000,000	Feb. 28, 2003
Residential Funding Corporation	$125,000,000	$75,000,000	$200,000,000	$50,000,000	October 31, 2002
Morgan Stanley Dean Witter Mortgage Capital Inc.	$300,000,000	$—	$300,000,000	$—	March 29, 2003
Household Commercial Financial Services, Inc.	$15,000,000	$—	$15,000,000	$15,000,000	March 31, 2003
CDC Mortgage Capital, Inc.	$175,000,000	$—	$175,000,000	$50,000,000	April 12, 2003

Total			$940,000,000

Lehman Brothers Bank, FSB, and Affiliate.    Our relationship with Lehman Brothers Bank, FSB and affiliate began in 1997. The financing under this facility includes a $10.0 million sublimit for certain non-performing loans and REO. At December 31, 2001 and June 30, 2002, the outstanding balance under this facility was $122.0 million and $240.4 million, respectively.

Residential Funding Corporation.    Our relationship with Residential Funding Corporation began in 1999. The financing for performing mortgage loans under this facility includes a $7.0 million sublimit for eligible mortgage loans aged more than 90 days. At December 31, 2001 and June 30, 2002, the outstanding balance under the performing facility was $201.4 million and $181.9 million, respectively. Subject to certain conditions, we can also borrow up to $4.5 million, collaterized by certain performing loans (to the extent the lender’s valuation of such loans exceeds specified levels). At December 31, 2001 and June 30, 2002, there was no outstanding balance under this credit line.

Our relationship with Residential Funding Corporation also includes the following credit lines, all of which expire at October 31, 2002 (except as otherwise noted) pending renewal negotiations:

•
An $8.0 million credit line for certain non-performing loans and real estate owned or REO (properties acquired through foreclosure of defaulted mortgage loans or through deeds in lieu of foreclosure). At December 31, 2001 and June 30, 2002, there was no outstanding balance under this credit line.

•
A $40.0 million residual interest credit line for mortgage-related securities. An advance under this facility is payable in 36 equal monthly installments following the advance date. At December 31, 2001 and June 30, 2002, the outstanding balance under this facility was $15.0 million and $10.8 million, respectively. At June 30, 2002, the outstanding balance was due as follows: $3.9 million, $5.0 million and $1.9 million for the years ending December 31, 2002, 2003 and 2004, respectively. However, upon the expiration of the facility, which is currently scheduled for October 31, 2002, all remaining amounts outstanding are payable in 12 equal monthly installments.

•
A $3.0 million multiple-advance convertible debt facility. The convertible debt: matures no earlier than October 31, 2005 (extendable to March 18, 2007 at the lender’s sole discretion), subject to earlier amortization if specified performance standards are not met; may not be voluntarily prepaid; and is convertible into 2,095,625 shares of our common stock. At December 31, 2001 and June 30, 2002, the outstanding balance under this facility was $3.0 million. This convertible debt will convert prior to the closing of this offering.

Morgan Stanley Dean Witter Mortgage Capital Inc.    Our relationship with Morgan Stanley Dean Witter Mortgage Capital Inc. began in 2001. This facility includes financing for eligible mortgage loans aged more than 90 days, subject to a sublimit equal to 10% of the value of all loans financed under the facility. This facility also provides financing for certain non-performing loans, subject to specified sublimits. At December 31, 2001 and June 30, 2002, the outstanding balance under this facility was $153.1 million and $185.9 million, respectively.

Household Commercial Financial Services, Inc.    Our relationship with Household Commercial Financial Services, Inc. began in 2001. The financing for performing mortgage loans under this facility accrues interest based upon a weighted prime rate. At December 31, 2001 and June 30, 2002, the outstanding balance under this facility was $51.7 million and $1.7 million, respectively.

CDC Mortgage Capital, Inc.    Our relationship with CDC Mortgage Capital, Inc. began in April 2002. This facility includes financing for aged or delinquent loans, subject to specified sublimits. At June 30, 2002, the outstanding balance under this facility was $111.6 million.

Our warehouse and other credit facilities contain customary covenants including minimum liquidity, profitability and net worth requirements, restrictions on payments of dividends, and limitations on other indebtedness. If we fail to comply with any of these covenants or otherwise default under a facility, the lender has the right to terminate the facility and require immediate repayment that may require sale of the collateral at less than optimal terms. In addition, if we default under one facility, it would generally trigger a default under our other facilities.

Subject to the various uncertainties described above, and assuming that we will be able to successfully execute our liquidity strategy, we anticipate that our liquidity, credit facilities and capital resources will be sufficient to fund our operations for the foreseeable future.

Operating Leases

At December 31, 2001 and June 30, 2002, the minimum future lease payments under non-cancelable operating leases were as follows:

	Payments Due by Year
	December 31, 2001	June 30, 2002
	(dollars in thousands)
2002 (six months ending as to June 30, 2002)	$2,570	$1,461
2003	2,413	2,761
2004	2,105	2,456
2005	1,803	2,156
2006	688	854
Thereafter	359	437

Total	$9,938	$10,125

Other

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our borrowers. These financial instruments primarily represent commitments to fund loans. These instruments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the statement of financial position. We seek to mitigate the credit risk by evaluating the creditworthiness of potential mortgage loan borrowers on a case-by-case basis. We do not guarantee interest rates to potential borrowers when an application is received. Interest rates conditionally approved following the initial underwriting of applications are subject to adjustment if any conditions are not satisfied. We commit to originating loans, in many cases dependent upon the borrower’s satisfying various terms and conditions. These commitments totaled $89.9 million and $108.7 million as of December 31, 2001 and June 30, 2002, respectively.

Quantitative And Qualitative Market Risk Disclosure

Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Our market risk relates primarily to interest rate fluctuations. We may be directly affected by the level of and fluctuations in interest rates, which affects the spread between the rate of interest received on our mortgage loans and the related financing rate. Our profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of loans held for sale and loans sold with retained interests. A significant change in interest rates could also change the level of loan prepayments, thereby adversely affecting our long-term net interest income and servicing income.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on the value of our assets and liabilities. Our management of interest rate risk is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on the mortgage-related securities and the market value of loans held for sale due to changes in the current market rate of interest.

We use several tools and risk management strategies to monitor and address interest rate risk. Such tools allow us to monitor and evaluate our exposure to these and to manage the risk profile to our loan portfolio in response to changes in the market risk. We cannot assure you, however, that we will adequately offset all risks associated with our loan portfolio.

As part of our interest rate risk management, we may use derivative financial instruments such as financial futures and options, interest rate swaps and financial forwards. Currently, we do not use hedge accounting for these derivatives, and therefore all changes in fair value are recorded in current period earnings.

Interest Rate Simulation Sensitivity Analysis

Changes in market interest rates affect our estimations of the fair value of our mortgage loans held for sale and the fair value of our mortgage-related securities and related derivatives. Changes in fair value that are stated below are derived based upon immediate and equal changes to market interest rates of various maturities. The base or current interest rate curve is adjusted by the levels shown below:

As of June 30, 2002

	+50 bp	+100 bp	-50 bp	-100 bp
Change in fair value of mortgage loans committed and held for sale	$(7,068,903)	$(14,014,201)	$7,196,036	$14,523,358
Change in fair value of derivatives related to mortgage loans committed and held for sale	4,775,000	9,550,000	(4,775,000)	(9,550,000)
Change in fair value of mortgage-related securities	(1,904,646)	(3,796,279)	1,992,254	4,070,725
Change in fair value of derivatives related to mortgage-related securities	1,313,687	2,918,359	(1,084,532)	(2,001,334)

Net Change	$(2,884,862)	$(5,342,121)	$3,328,758	$7,042,749

As of December 31, 2001

	+50 bp	+100 bp	-50 bp	-100 bp
Change in fair value of mortgage loans committed and held for sale	$(5,441,371)	$(10,780,997)	$5,546,259	$11,201,098
Change in fair value of derivatives related to mortgage loans committed and held for sale	1,527,500	3,055,000	(1,527,500)	(3,055,000)
Change in fair value of mortgage-related securities	(2,393,263)	(4,578,485)	2,547,950	5,111,061
Change in fair value of derivatives related to mortgage-related securities	1,616,251	3,305,966	(1,590,887)	(3,179,637)

Net Change	$(4,690,883)	$(8,998,516)	$4,975,822	$10,077,522

The simulation analysis reflects our efforts to balance the repricing characteristics of our interest-earning assets and supporting funds.

Inflation

Inflation affects us most significantly in the area of loan originations by affecting interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank attempts to prevent inflation) and decrease during periods of low inflation.

Newly Issued Accounting Pronouncements

On January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative and are reported on the balance sheets at fair value. The adoption of SFAS No. 133 did not have a significant impact on our financial position, results of operations or cash flows.

In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on our financial position, results of operations or cash flows.

In March 2000, the FASB issued FASB Interpretation No. (“FIN”) 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25. FIN 44 clarifies the application of ABP No. 25 for (a) the definition of “employee” for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have a material impact on our financial position, results of operations or cash flows.

Emerging Issues Task Force (“EITF”) 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interest in Securitized Financial Assets, sets forth the rules for recognizing interest income and determining when securities must be written down to fair value because of impairment. We adopted EITF No. 99-20 on April 1, 2001. The adoption of the provisions of EITF 99-20 did not have a material impact on our financial position, results of operations or cash flows.

SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets were issued in June 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets after their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with infinite lives will not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS No. 141 and 142 did not have a material impact on our financial position, results of operations or cash flows.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in October 2001, and requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have determined that this statement will not have a material impact on our financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to

Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

Quarterly Results of Operations

The following data was derived from unaudited consolidated financial information for each of the ten quarters ended June 30, 2002. Such information has been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the consolidated financial statements and the related notes. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. The pro forma earnings per share have been presented to show the effects of conversion of our outstanding preferred stock, warrants and convertible debt had they been converted to common stock as of January 1, 2001.

	Three Months Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
	(in thousands, except per share amounts)
Revenues:
Gain on sale of loans	$11,296	$13,122	$13,150	$18,180	$16,046	$19,987	$25,109	$20,479	$26,643	$23,974
Interest income	4,342	4,975	5,252	5,695	5,204	6,695	6,309	9,506	8,559	12,945
Loan servicing income	56	267	296	530	837	1,693	1,676	2,102	1,992	2,200
Net gain (loss) on mortgage-related securities and derivatives	(884)	(1,187)	633	673	3,514	225	1,369	(1,675)	199	1,716
Other income (expense)	(1)	(10)	94	11	4	(22)	17	17	91	32

Total revenues	14,809	17,167	19,425	25,089	25,605	28,578	34,480	30,429	37,484	40,867

Expenses:
Salaries, wages and benefits	6,939	7,597	7,664	8,299	9,391	10,070	11,435	13,243	14,421	16,758
Interest expense	4,005	4,171	4,809	4,487	3,757	4,488	3,847	3,669	3,700	5,051
Occupancy	716	812	1,110	1,078	1,213	1,142	1,265	1,295	1,468	1,564
Provision for losses	416	462	816	773	789	938	1,129	3,931	3,486	1,276
Depreciation and amortization	326	361	359	541	377	399	419	504	523	608
General and administrative expenses	2,115	2,363	2,596	3,138	3,433	3,927	4,102	4,347	4,749	5,036

Total expenses	14,517	15,766	17,354	18,316	18,960	20,964	22,197	26,989	28,347	30,293

Income before income taxes	292	1,401	2,071	6,773	6,645	7,614	12,283	3,440	9,137	10,574
Income taxes	126	596	896	2,913	2,793	3,196	5,160	1,434	3,648	4,243

Net income	$166	$805	$1,175	$3,860	$3,852	$4,418	$7,123	$2,006	$5,489	$6,331

Basic earnings per share	$0.04	$0.17	$0.25	$0.82	$0.80	$0.91	$1.33	$0.35	$0.96	$1.10

Diluted earnings per share	$0.02	$0.07	$0.10	$0.31	$0.31	$0.34	$0.52	$0.15	$0.38	$0.43

Pro forma basic earnings per share										$0.47

Pro forma diluted earnings per share										$0.43

BUSINESS

Overview

We are a nationwide mortgage banking company that originates, finances, sells, securitizes and services subprime mortgage loans secured by single-family residences. We focus on borrowers who do not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. We originate loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Our experienced management team has developed incentive programs, technology tools and business processes that focus our employees on originating subprime mortgage loans with the financial and other characteristics that generate profits for us. We believe that this business approach has contributed to our disciplined growth in both origination volume and profits.

We currently have a network of over 4,000 approved and licensed independent brokers throughout the country. In 2001, we originated loans that represented 91.1% of our loan originations for 2001 through approximately 3,200 brokers. In the six months ended June 30, 2002, we originated loans that represented 91.4% of our loan originations for the period through approximately 3,200 brokers. Prior to funding, each loan we originate is underwritten by our employees to confirm that the loan is priced commensurate with its risk as determined in accordance with our underwriting guidelines. We finance the origination of our loans under one of five secured warehouse facilities. These facilities provide us in excess of $900 million of credit capacity.

We conduct an analysis to find and select the most profitable disposition strategy for each loan. We have primarily disposed of our loans in whole loan sales and to a lesser extent in securitizations and loan sales with retained interests. On all of the loans that we securitize or sell with retained interests, we retain the rights to service the loans.

Our Industry

We operate in the subprime segment of the residential mortgage industry. The single-family residential mortgage market is the largest consumer finance market in the United States. In the five years from 1996 through 2000, total annual originations of single-family residential mortgage loans averaged $1.1 trillion and in 2001 was approximately $2.0 trillion. Subprime loans are mortgage loans which do not meet certain conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, past credit difficulties, or some combination of these features. According to the February 25, 2002 edition of Inside B&C Lending, the subprime mortgage industry generated an aggregate of $173.3 billion in single-family mortgage loans in 2001.

Our Strengths And Competitive Advantages

We believe several factors distinguish us from other subprime mortgage companies:

•
Growth Using Conservative Management Principles.    Our founders have two management principles that dominate our operations. First, we focus on originating high-quality subprime loans and will not sacrifice quality to maximize volume. Quality to us means that we correctly assess the risk in our loans, accurately display the risk throughout our underwriting and processing of the loan, and price for that risk. Second, we generate predominately cash earnings rather than non-cash gain on sale earnings. We have increased originations and revenue every year since inception using these conservative management principles. After operating for over four years with only $30,000 in start-up capital, we thereafter sought and received only approximately $8.2 million in private debt and equity investments. We have increased originations and revenue every year since inception and our profits have increased each year since 1998.

•
Profit-Based Business Model And Supporting Tools.    We have created a culture that provides economic incentives to our employees to assess the risk in our loans correctly, report the risk accurately throughout our underwriting and processing of the loan, and price the risk so as to assure both fairness to the borrower and profits to our company. We have developed incentive structures, technology tools and business processes used throughout our company to instill and promote this culture. We place particular emphasis on the Revenue Calculator. It provides each of our loan officers and account executives with real-time computer access to information about how different loan terms affect a loan’s value and how that value directly affects their compensation. It also provides the cost structure per loan for each account executive based upon that individual’s closing ratio and share of division level expenses. These employees are compensated based upon the quality and profitability of the loans originated. We believe that our profit-oriented philosophy and technology tools give us a competitive advantage by directly rewarding our employees for contributing to our fundamental business goal of sustained profitability.

•
Experience.    Our top 27 managers have an average of 19 years of experience in consumer finance and subprime mortgage lending. Each of our seven divisions is run by a seasoned executive who is evaluated and compensated based upon the profitability, including a full allocation of corporate costs and loan losses, of the executive’s division. Our management team has leveraged its experience to develop the incentive structures, technology tools and business processes designed to enable us to originate high-quality, profitable, subprime mortgage loans. Further, our leadership team helped our company earn two of the eighteen Peter Barron Stark Awards for Work Place Excellence given based on 130 employee opinion surveys in the last three years.

•
Diversification.    We have diversified our loan origination, financing and disposition channels. Our top ten brokers in 2001 and the six months ended June 30, 2002, represented less than 6% of our total loan origination volume. We currently have five separate warehouse lines in place. In each of 2001 and the first six months of 2002, we sold to an aggregate of 18 whole loan purchasers including Wall Street firms, consumer finance companies, depository banks and other non-Wall Street mortgage banks. In addition, in 1996, 2000 and 2002, we successfully completed our own independent securitizations. We believe that cultivating diverse financing and disposition strategies will give us a competitive advantage over the long term.

Our Business Strategy

Our primary goal is to maximize our long-term profitability by increasing our originations of high-quality subprime mortgage loans and pursuing diverse disposition strategies. Specifically, we intend to continue to:

•	sell the majority of our loans in whole loan sales for a cash premium;

•	reward our employees based upon the profitability and quality of the loans they originate rather than solely on the volume of the loans they originate;

•	diversify our loan origination sources, our financing sources and our loan disposition strategies;

•	use data gathered from our loan sales to refine our risk-based pricing model and to help minimize our risk exposure while maximizing our expected return on investment;

•	increase production volume throughout our wholesale and retail origination networks by continuing to recruit, train, motivate and retain high-quality employees;

•	manage our business with a focus on cash earnings, preserving liquidity, and reaching our profit objectives, while maintaining our productivity and quality standards;

•	enhance the long-term performance of our loans by emphasizing high levels of borrower contact in our proactive collection and customer service efforts; and

•	invest in new technology to support accelerated and consistent credit decisions, loss mitigation efforts, operating efficiencies and customer satisfaction.

Our Integrated Approach To Our Mortgage Loan Operations

We have structured our operations to enhance our long-term profitability. Our profitability is a function of four integrated factors: the profitability of each loan we originate, the quality of each loan we originate, our volume of loan originations, and, to a lesser extent, our ability to service those loans. These factors frequently compete with each other. For example, an emphasis on high loan origination volumes may result in lower quality loans.

We have developed incentive programs, technology tools and processes that reward performance and that we believe results in the optimal balance among these competing factors. Our incentive programs compensate our employees based upon one or more of these factors. Our technology tools, such as our Revenue Calculator and our profit and loss tools, provide the real-time information that an employee needs to maximize the employee’s compensation and simultaneously meet our overall loan quality and profitability goals. Our business processes incorporate cross-departmental review and feedback that are designed to assist each department in maximizing the quality and profitability of each loan originated. We have developed our incentive programs, technology tools and business processes over time, and we are constantly reviewing and updating them to meet our evolving needs. We are not aware of any other company in our industry that uses this incentive structure or provides this level of detailed information to its employees. We believe that this business approach has contributed to our disciplined growth in both origination volume and profits.

Our Incentive Program

One of our most distinguishing characteristics is that our incentive structure rewards employees throughout our company based upon the criteria that best align each individual’s compensation with our overall objectives.

•
Loan Origination/Origination Support.    Our profit and loss tools promptly allocate to our loan origination teams both profits from performing loans as well as prospective losses from problem loans and recaptured premiums from loans that paid off early. This allocation affects the personal compensation of our loan origination staff. In addition, production managers are compensated on their profit and volume achievements, and they can increase or decrease their individual portion of the profits as the returns they generate, expressed as a percentage of profits to their origination volume, increase or decrease. Because the information can be accessed directly by all origination support personnel through our technology tools, they have an immediate understanding of the financial impact of their decisions and therefore are motivated to act in the manner that benefits themselves and our company.

•
Underwriting.    Bonuses are paid to our underwriting staff based not only upon the number of loans closed per person, but also upon the number of loans we sell at a profit. Loans that do not sell at full or anticipated value or that must be repurchased, count against this measure. Therefore, underwriters are motivated to accurately describe, correctly grade, and approve only loans that can be sold within 90 days of origination and that generate profits for our company.

•
Capital Markets.    Our capital markets staff is compensated based upon their successful execution of the disposition strategy for the mortgage loans that management has formulated for that month. In addition, they are compensated based upon their ability to sell loans that fall outside of the normal underwriting guidelines.

•	Servicing. Our servicing employees are compensated based upon low delinquency rates and loan loss rates, which motivates a proactive collections and liquidations approach.

•
Senior and Executive Management.    Senior managers are compensated based upon our achievement of profit and other financial goals set forth in an operating plan at the beginning of each year and approved by our board of directors. Our compensation committee approves individual bonuses based upon each manager’s contribution to our overall profitability.

We believe our incentive programs enhance our performance by aligning each employee’s compensation and each job function with our overall profitability objectives.

Our Technology and Management Tools

Our technology department, in collaboration with our operations departments and finance department, has developed customized versions of commercially available software. Our suite of technology tools enables us to effectively achieve the goals that we have established for our employees individually and for our company as a whole. The principal technology tools that are integral to this effort are:

•
Revenue Calculator.    The Revenue Calculator is our software tool that integrates pricing information from our actual loan sales with our loan origination operations. Our retail loan officer or wholesale account executive inputs information into the Revenue Calculator about the characteristics of the loan and the borrower, including the interest rate, prepayment penalty, fees, the loan-to-value ratio (“LTV”), and the credit score of the borrower. The Revenue Calculator provides each loan origination team with loan price information on a real-time basis. Our loan origination teams can modify various attributes of the loan they are originating and immediately see how the value of the loan is increased or decreased from the point of view of the secondary market and likewise how their compensation for that loan will be increased or decreased. The Revenue Calculator also provides the cost structure per loan for each account executive based upon that individual’s closing ratio and share of division-level expense. Accordingly, each member of our origination team is focused on producing the most profitable loans. To maintain the accuracy of our Revenue Calculator, we update this loan pricing model at least monthly, and sometimes more often, based upon actual loan sales and input from loan purchasers.

•
Profit and Loss Tools.    We have additional tools that measure the profitability of various operating units. The Profit Center Report system (“PCR”) provides comprehensive revenue and expense information for each operating unit, including a full allocation of corporate expenses. The Problem Loan Report system (“PLR”) generates reports that allocate losses on loans back to the team that originated such loans. These reports also show the profit and loss of every other team in that team’s division, the total division, every other division in our company and our company as a whole, allowing each unit to compare its performance to that of the other units. Each team’s operations and sales managers are also compensated on their team’s profitability and have a strong incentive and the necessary information to reduce expenses and increase the value of their loan production.

•
LOIS.    We have a version of Eastern Software’s Empower loan origination program that we have configured for our use and are using in our workflow processes. We call the system “LOIS,” an acronym for Loan Origination Information System, and it supports the entire loan origination process. This data system combines all the information regarding a loan, flags any potential underwriting problems, enables documentation and electronic transmittal and facilitates the loan closing process, and populates the databases we call “AIM” and “UCD.” See“—Our Underwriting Process and Guidelines.”

We have designed these tools to enhance our compliance with laws, including laws regarding unfair loans or “predatory” lending. For example, our Revenue Calculator contains controls that are designed to eliminate economic incentives to our employees for structuring loans that are unfair to the borrower. As loan features are changed to increase the cost of the loan to the borrower, the impact of the changes on the value given to the loan by the Revenue Calculator decreases and in some cases is capped. This has the effect of discouraging our employees from originating loans that might be characterized as unfair or predatory. In addition, we have established across-the-board limits on the total fees payable by the borrower to us and our independent brokers. We have incorporated these limits into LOIS. Accordingly, each member of the origination team is focused on originating loans that we believe are fair relative to the risk we assume and the benefit we seek to provide to our borrowers. We endeavor to input the laws, rules and regulations into our technology tools, thereby substantially reducing human error as a source of non-compliance. In addition, our loan underwriters are required to make a determination that each loan we originate is beneficial to the borrower.

Our Business Processes—Teamwork And Checks And Balances

We have two principal components to our business. We originate and underwrite loans and we sell or, to a lesser extent, securitize our loans. We have an integrated approach to these activities that encourages teamwork and the sharing of information across divisions. Our approach also promotes slightly different goals for different divisions which results in meaningful, real-time, everyday checks and balances throughout our organizational structure.

Sharing information among our divisions gives each team the information it needs to optimize its performance. For example, our credit committee determines our underwriting guidelines and is composed of the Director of Capital Markets (who is responsible for loan disposition), the Director of Operations (who is responsible for underwriting and servicing), and the President and Chief Operating Officer (who is responsible for, among other things, loan production). Others invited to make contributions to these policies include the Director of Underwriting, the manager of the inventory control unit (which deals with problem loans), and the manager of quality control. Our secondary marketing committee includes the participants in the credit committee, as well as the Chief Financial Officer and Chief Executive Officer, to ensure that balance sheet considerations, secondary market considerations, loan performance objectives and marketing matters are all taken into account. These committees share information to optimize decisions, but the decisions are still made by functional managers.

Each division manager has access to division and team-level information from all other divisions. In addition to the incentives we provide to each division manager to achieve division-level profit objectives, the sharing of information also motivates each division to maximize its own profit compared to that of other divisions within the framework of our company’s overall goals.

We have structured our incentive system to emphasize the importance of each division and cross-division cooperation. Our account executives and loan officers are rewarded based upon originating profitable loans and our underwriting teams are rewarded based upon producing quality loans. For example, origination team personnel can process and present loans, but if the loans do not meet the quality standards of the corporate underwriting teams or the profit objectives of the origination team and division, the loans either will not be approved or will not create bonuses or commissions.

These checks and balances have been built into our origination and underwriting processes and are bolstered by our incentive programs and technology tools. Our loan officers and account executives work closely with our underwriting group to ensure that the loan applications that they originate meet the quality standards necessary to make it through the underwriting and funding process. The first step is a comprehensive underwriting by the origination team supporting our account executives and loan officers. Then, before the loan documents can be printed that were originated under his supervision, the loan is reviewed and audited by a corporate underwriter. When the team has gathered any required conditions (sometimes called stipulations), loan documents are reviewed by the documents and funding team or a corporate underwriter before funding. After funding the loan documents are reviewed by our documents and funding teams again to ensure accuracy, to make corrections to the documents if necessary and to reflect any changes that may have been made by the closing agent.

We use our Revenue Calculator at various stages to determine the potential value of the loan, particularly if any of the loan’s attributes have changed. While the Revenue Calculator assigns a prospective value for a loan, the loan is still underwritten by each team and reviewed by one of our corporate underwriters to assure that the information in the Revenue Calculator is accurate and represents a correct value assessment of the loan. Accordingly, the interest rate and maximum loan amount are determined based upon our underwriting and quality standards, risk assessment, the benefit to the borrower, and our Revenue Calculator’s prediction of the value of each loan. Our profit and loss tools promptly allocate both profits from performing loans as well as prospective losses from problem loans to the team that originated them. This allocation affects the personal compensation of our loan origination staff.

We believe that our commitment to originating high-quality loans strengthens our relationships with warehouse line providers, whole loan purchasers, rating agencies and others with whom we do business.

Mortgage Loan Origination

We have been originating subprime mortgage loans as a broker since 1990 and have been funding such loans since 1993. We funded a total of $2.3 billion and $1.7 billion of mortgage loans in 2001 and during the six months ended June 30, 2002, respectively. We have originated loans in all 50 states and in the District of Columbia. In 2001, we originated loans that represented 91.1% of our loan originations for 2001 through approximately 3,200 brokers. In the six months ended June 30, 2002, we originated loans that represented 91.4% of our loan originations for the period through approximately 3,200 brokers. We currently have a network of over 4,000 approved and licensed independent brokers throughout the country working with over 200 account executives in our five divisions. In 2001 and the six months ended June 30, 2002, our top ten brokers represented in the aggregate less than 6% of our total loan origination volume. Our retail channel originates mortgages through over 115 loan officers working in our 18 retail branches and generates leads primarily through telemarketing, direct mail and the Internet.

The following table summarizes information regarding our total loan originations:

	Year Ended December 31,			Six Months Ended June 30, 2002
	1999	2000	2001
Aggregate Loan Production(1)
Total volume (in thousands of dollars)	$1,110,820	$1,517,550	$2,324,398	$1,695,726
Average principal balance per loan	$92,100	$97,774	$112,873	$117,027
Combined weighted average initial LTV	81.9%	82.1%	84.7%	86.0%
Net cost to originate(2)	3.3%	2.9%	2.7%	2.4%

Aggregate Loan Production by Borrower Purpose
Cash-out refinance, including debt consolidation	45.5%	46.9%	58.6%	56.6%
Purchase	41.0%	45.2%	35.3%	36.7%
Rate and/or term refinance	13.5%	7.9%	6.1%	6.7%

Wholesale Loan Production
Total volume (in thousands of dollars)	$1,053,324	$1,398,540	$2,117,250	$1,549,791
Percentage of total originations	94.8%	92.2%	91.1%	91.4%
Average principal balance per wholesale loan	$92,591	$96,825	$111,481	$116,072
Volume production per account executive (in thousands of dollars)	$8,630	$10,841	$14,096	$16,228 (3)
Combined weighted average initial LTV	82.0%	82.2%	85.2%	86.5%
Cost to produce wholesale loans, net of fees(2)	3.2%	2.8%	2.7%	2.4%

Retail Loan Production
Total volume (in thousands of dollars)	$23,439	$118,799	$207,033	$145,552
Percentage of total originations	2.1%	7.8%	8.9%	8.6%
Average principal balance per retail loan	$79,997	$110,820	$129,396	$129,265
Volume production per loan officer (in thousands of dollars)	N/A (4)	$2,160	$2,391	$2,826 (3)
Combined weighted average initial LTV(5)	82.3%	80.5%	79.5%	81.3%
Cost to produce retail loans, net of fees(2)	7.3%	3.9%	3.0%	2.6%

(1)	Represents wholesale originations, retail originations, and loans purchased from others.

(2)
Net cost to originate loans is defined as (a) total expenses, prior to deferred origination costs, plus yield spread premiums paid, less loan servicing related costs and points and fees collected, divided by (b) origination volume.

(3)	Computed on an annualized basis.
(4)	Not available.
(5)	Not inclusive of loans brokered to other lenders.

Wholesale Channel

Our wholesale channel originates subprime residential mortgage loans through relationships with businesses that broker mortgage loans, including small mortgage bankers, local banks and businesses that only broker mortgage loans. We provide a variety of mortgage products to help these brokers provide better service to their borrowers. These brokers rely upon our account executives and our regional processing teams whom we believe provide consistently superior customer service.

The mortgage brokers we work with identify borrowers and help them complete loan applications and obtain necessary documentation. They act as our liaison with the borrower during the lending process. Our regional processing teams underwrite each application and determine the interest rate and other loan terms for acceptable applications. The regional processing team, following corporate underwriting approval, funds the loan with the help of one of our divisional documents and funding teams upon acceptance by the borrower and satisfaction of all conditions to the loan. By relying upon brokers to market our products and to assist the borrower throughout the loan application process, we can increase loan volume through the wholesale channel without increasing marketing, labor and other overhead costs associated with attracting new borrowers to the same extent as those we incur in connection with our retail loan production.

New brokers enter our wholesale network from various sources, although our account executives are the main sources for new brokers. A broker must provide business references, a current copy of the license under which the broker operates, a W-9 form and an executed mortgage originator agreement. Our broker administration unit screens brokers, prevents loans from proceeding in LOIS for brokers whose licenses have expired, and prevents loans from funding if the broker has been disapproved.
Mortgage brokers receive compensation in the form of points and fees paid by borrowers, yield spread premium paid by the lender, or a combination of these items. The loan programs we offer brokers are comparable to those offered by our competitors; however, we believe we compete for brokers primarily based upon the quality of the service we provide, particularly those with whom we cultivate key account relationships. We guarantee turn-around times, we offer coherent, presentable approvals, we offer personal contact and we offer a comprehensive menu of products for our customers, and we endeavor to make it easier to do business with us than with our competitors. In exchange, we minimize yield spread premium to mortgage brokers, we avoid unwarranted credit exceptions, and we charge for the risk we take. We believe that our focus on quality service and reliability will enable us to increase our loan originations. See “Risk Factors—The consumer-oriented nature of our residential mortgage business...” and “Business—Regulation.”

We believe that one of the keys to our success is exceeding the expectations of our customers, whom we view as both brokers and borrowers for our wholesale operations. Accordingly, we are focused on improving our responsiveness to our customers. We intend to continue to:

•	add high-quality account executives to service wholesale brokers and their customers throughout our nationwide network;

•	provide specialized service levels to our top five brokers, whom we call our “key accounts,” for each account executive;

•	focus on using technology and improving our processes to make our loan origination process more efficient; and

•	invest in the training and development of sales and operations personnel.

We have been able to increase the profitability of our wholesale channel with several successful initiatives. We have:

•	adopted policies and procedures designed to originate loans that adequately compensate us for the risk we take;

•	reduced our general and administrative costs by re-engineering our work flow process and improving our use of technology; and

•	improved the closing rates of our account executives.

Significant in this effort has been the effective implementation of our technology tools, specifically our Revenue Calculator, our profit and loss tools, LOIS and our underwriting software tools.

Retail Channel

Historically, less than 10% of our originations has been originated through our retail channel. Our retail channel originates mortgage loans through two different divisions: Axiom Financial Services and Home Funds Direct. Under our Axiom Financial Services division, we originate subprime mortgage loans through Axiom’s 16 branch offices, located predominantly in California and other western states.

Our Axiom loan officers interact with borrowers in Axiom’s branch locations, primarily through telemarketing, direct mail and Internet solicitations. Axiom loan officers are also encouraged to develop some personal loan referral sources. The proximity of the branch offices to certain of our prospective borrowers is helpful in closing the loans. As part of our efforts to manage the credit risk of loans originated in our Axiom offices, all loan underwriting, closing, funding and shipping are done centrally out of Axiom’s divisional headquarters located in Anaheim, California. A typical Axiom branch consists of approximately seven employees, including a branch manager, five loan officers and one loan processor.

We also originate loans through our centralized retail division, Home Funds Direct, in Sacramento, California and Pittsburgh, Pennsylvania. Home Funds Direct is a centralized retail division, with little expectation that there will be face-to-face contact with the borrower. The marketing concept is for loan officers in our centralized retail branches to use telemarketing and direct mail to reach prospective borrowers in target markets. These locations have a larger group of experienced personnel, and have the ability to fully process and underwrite loans, subject to our corporate underwriting oversight policies.

Correspondent Channel—Loans Purchased From Others

Although we periodically purchase loans funded by other parties, we have made minimal purchases in recent years as we have found our wholesale and retail channels to be more profitable. However, we maintain the capability so that when attractive individual loans, small pools of loans, or other unique opportunities are presented, we can evaluate and close transactions expeditiously.

Our Underwriting Process and Guidelines

Each mortgage loan that we originate is underwritten prior to loan closing in accordance with our underwriting guidelines. We have developed underwriting processes and criteria that we believe generate high-quality subprime loans. Our underwriting guidelines are designed to help us evaluate a borrower’s credit history, his or her capacity, willingness and ability to repay the loan, and the value and adequacy of the collateral. In addition, we review credit scores derived from the application from one or more nationally recognized credit scoring models. Our underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness, including employment stability, number of years at residence and disposable income. Based upon this analysis and the information derived from the Revenue Calculator, we determine loan terms and conditions to produce loans that are appropriately-priced and sized, meet our quality standards, and are profitable. In addition, our underwriters must determine for each loan that we provide what we believe to be a benefit to the borrower. Our underwriting process and guidelines require a rigorous application review and documentation designed to maximize the value of our mortgage loans. On average, it takes us 21 days from the day we first receive the application until we fund the loan.

Our Underwriting Personnel.    All of our loan underwriting is performed by our underwriting personnel and we do not delegate underwriting authority to any broker or third party. Each loan origination team underwrites our loans subject to the final approval of our corporate underwriters. In addition to the daily supervision of all underwriting decisions, these corporate underwriters conduct regular training sessions on emerging trends in production, as well as provide feedback to the loan origination teams from the monthly problem loan reports. Each corporate underwriting manager reports, not through the loan origination organization, but to the Director of Underwriting, who in turn reports to the Director of Operations. Our corporate underwriters generally have a minimum of ten years of industry experience, and many have been with us for more than five years. Our Directors of Underwriting and Operations each have over 20 years of industry experience.

Our Underwriting Guidelines.    Our underwriting guidelines are established by our credit committee, which is composed of the Director of Capital Markets, the Director of Operations, and the President and Chief Operating Officer. Others invited to make contributions to these policies include the Director of Underwriting, the manager of the inventory control unit, and the manager of quality control. The credit committee meets regularly to review proposed changes to underwriting guidelines. To the extent that an individual loan application does not meet our published underwriting guidelines, our loan origination teams and underwriters can make underwriting exceptions. Such exceptions must be within our exception policies and any losses on these loans will be allocated back to the origination team by our profit and loss accountability system. Loan exceptions are tracked in our data warehouse and the performance of loans with and without exceptions is monitored. We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending upon the economic conditions of a particular geographic market.

Loan Applications and Credit Reports.    Each prospective borrower completes a mortgage loan application that includes information with respect to the applicant’s liabilities, income, credit history, employment history and personal information. At least one credit report on each applicant from an independent, nationally recognized credit reporting company is required. The credit report typically contains information relating to such matters as credit history with local and national merchants and lenders, installment debt payments and any record of defaults, bankruptcies, repossessions, or judgments. All derogatory credit items occurring within the preceding two years and all credit inquiries within the preceding 90 days must be addressed by the applicant to our satisfaction.

Property Appraisals.    A full appraisal of the property proposed to be pledged as collateral for the loan is required in connection with the origination of each loan. Appraisals are performed by licensed, third-party, fee-based appraisers and include, among other things, an inspection of the exterior and interior of the subject property. Appraisals are also required to address neighborhood conditions, site and zoning status and the condition and value of improvements. Following each appraisal, the appraiser prepares a report which includes a reproduction costs analysis (when appropriate) based upon the current cost of constructing a similar home and market value analysis based upon recent sales of comparable homes in the area. Appraisals generally conform to the Uniform Standards of Professional Appraisal Practice and must be on forms acceptable to Freddie Mac and Fannie Mae. Every appraisal is reviewed by a non-affiliated appraisal review firm, by our appraisal review department or by one of our qualified underwriters before the mortgage loan is funded. The appraisal may not be more than 180 days old on the day the loan is funded. In most instances, we require a second drive-by appraisal for loan sizes between $400,000 to $500,000 and a second full appraisal for loan sizes above $500,000 or for properties that have a value of more than $650,000.

Income and Assets Verification.    Our underwriting guidelines require verification of the income of each applicant pursuant to our “Full Documentation,” “Lite Documentation” or “Stated Income” programs. Under each of these programs, we review the loan applicant’s source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, and calculate debt service-to-income ratios to determine the applicant’s ability to repay the loan. See “Risk Factors—The expanding coverage of the federal Home Ownership and Equity Protection Act may restrict our ability to originate or increase our risk of liability with respect to certain mortgage loans.” Under the Full Documentation program, applicants are generally required to submit the last two pay stubs and written verification of income signed by the employer, Forms W-2 or 1040 and, in the case of self-employed applicants, Forms 1120 and profit and loss statements, in each case covering the preceding two years. Under the Lite Documentation program, applicants are generally required to submit a year-to-date pay stub or personal bank statements and, in the case of self-employed applicants, profit and loss statements, in each case covering at least the preceding six months. Under the Stated Income program, applicants are evaluated based upon income as stated in the mortgage loan application. Under all programs, we may verify by telephone employment, business and income, and self-employed applicants may be required to submit a business license.

Verification of the source of funds (if any) required to be paid by the applicant at closing is generally required under all documentation programs in the form of a standard verification of deposit, two months’ consecutive bank statements or other acceptable documentation. Twelve months’ mortgage payment or rental history must be verified by the related lender or landlord.

Credit Classifications.    A critical function of our underwriting process is to identify the level of credit risk associated with each applicant for a mortgage loan. We have established five principal classifications, “A+” to “C,” with respect to the credit profile of potential borrowers, and we assign a rating to each loan based upon these classifications. We have a sixth, generally inactive credit classification, called “C-” which may be for a borrower with a foreclosure or bankruptcy and can still be used on an exception basis with approval from a senior corporate underwriter (in 2001 and for the six months ended June 2002, 0.3% and 0.4%, respectively, of our loans had this credit grade). We assign credit grades by analyzing mortgage payment history, consumer credit history, credit score, bankruptcy history, and debt-to-income ratio.

Technology Tools.    We have a tool called “UMA,” an acronym for our Underwriter Manager Assistant program, which helps each loan origination team underwrite, document, and track each loan. This tool integrates the line item detail of the credit reports we receive from the credit reporting agencies, our own analysis of an applicant’s income, and a comprehensive review of the total credit profile of the borrower and any exceptions made to our credit policies. The product of UMA, in addition to the information it contributes to our database, is a four-page review of each loan that is placed at the beginning of each loan file. Third-party underwriters and purchasers of our loans make comprehensive use of our UMA reports in their review of our loan files. UMA is used by all of the origination teams, as well as by corporate underwriting, our documents and funding teams, our post-closing and shipping departments, and other functional units within our company.

The data provided by UMA and LOIS are transferred into our enterprise database. We call the enterprise database AIM, which is an acronym for Accredited Information Management. We refer to the portion of AIM devoted to loan data as “UCD”, which is an acronym for the Unified Customer Database. We use software provided by Pro Clarity to make this information readily available to management.

We intend to configure and deploy an automated decision system, which we intend to implement by the first quarter of 2003. Even with automated underwriting in place, we plan to continue to use our staff to audit credit, income and appraisal documentation to ensure that loans approved in the automated system are consistent with our underwriting guidelines. Furthermore, we anticipate that many loans will not align with the matrix compliance features of an automated underwriting system, and such loans will be reassigned to a more traditional underwriting process. Our intention in adopting this technology is to increase the level of our loan originations without having to correspondingly increase the number of underwriters.

Quality Control.    The quality control department consists of 5 members located at our headquarters who have an average of 15 years of industry experience. Each month, our quality control department generally reviews and re-underwrites 5% to 10% of all of the loans that we originate. The initial sample focuses on any loan with a first payment default or early payoff, or where fraud is suspected. Also, loans are randomly sampled from pools designated for securitization or other programs in which we retain the risk of loss on the loans. The quality control department re-underwrites these loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported. When fraud is suspected, the quality control department undertakes a comprehensive re-underwriting of not only that loan, but any related loans connected by broker, appraiser, or other parties to the transaction. The quality control department also performs specific loan tests to verify that our loan originations comply with the relevant regulatory requirements. Specifically, these tests focus on verifying proper completion of borrower disclosures and other loan documentation, correct processing of all legally required documentation, and compliance with the required time frames imposed by applicable law.

All findings of the quality control department are reported on a regular basis to members of senior management. The Chief Executive Officer and the Chief Operating Officer, along with the Director of Operations and others analyze the results of the monthly quality control department audits as well as performance trends and servicing issues. Based upon this analysis, corrective actions are taken.

Loan Programs.    We offer a range of subprime mortgage loan programs, including a variety of loan programs for first and second mortgages and several niche programs for 100% combined LTV (“CLTV”) and second mortgages. The key distinguishing features of each program are the documentation required, the LTV, the mortgage and consumer credit payment history, the property type and the credit score necessary to qualify under a particular program. Nevertheless, each program relies upon our analysis of each borrower’s ability to repay, the risk that the borrower will not repay us, the fees and rates we charge, the value of the collateral, the benefit we believe we are providing to the borrower, and the loan amounts relative to the risk we believe we are taking.

The following tables set forth our loan-to-value and debt service-to-income ratio maximums for our core loan programs (first priority liens) based upon documentation type, property type, and credit profile (“SFR” means single-family residence; “PUD” means planned unit development; and “N/O/O” means nonowner-occupied):

Full Documentation

Credit Level	Maximum Mortgage Delinquencies During Last Year	Consumer Credit	Time Elapsed Since Bankruptcy or Foreclosure	Property Type	Maximum Loan-To-Value Ratios						Max Debt to Income Ratios
					Owner Occupied			Non-Owner Occupied
					Purch	Rate/ Term Refi	Cash-Out Refi	Purch	Rate/ Term Refi	Cash-Out Refi
A+	0x30	2x30; min 640 credit score.	4 years since Bankruptcy discharge or Foreclosure.	SFR/PUD Condo	100% 90%	100% 90%	100% 90%	N/A	N/A	N/A	50% - 55%

A	0x30	0x30; > 90% min 580 credit score.	3 years since Bankruptcy discharge or Foreclosure.	SFR/PUD Condo	100% 90%	100% 90%	100% 90%	N/A	N/A	N/A	50% - 55%
	1x30 not rolling; 0x30 for N/O/O > 70% LTV.	2x30. Past due accounts must be brought current or paid.		SFR, 2 unit PUD Condo 3-4 unit	90% 85% 85% 85%	90% 85% 85% 85%	90% 85% 85% 85%	80% 80% 80% 80%	80% 80% 80% 80%	80% 80% 80% 80%	50% - 55%

A-	1x30 not rolling	> 90% LTV minimum 580 credit score; 2x30	2 years since Bankruptcy discharge. 3 years since Foreclosure.	SFR/PUD Condo	100% 90%	100% 90%	100% 90%	N/A	N/A	N/A	50% - 55%
	2x30; rolling 30’s OK	≤ 90% LTV max 4x30. Past due accounts must be brought current or paid.		SFR, 2 unit PUD Condo 3-4 unit	90% 85% 85% 80%	90% 85% 85% 80%	90% 85% 85% 80%	80% 75% 75% 75%	80% 75% 75% 75%	80% 75% 75% 75%	50% - 55%

B	4x30 or 2x30 + 1x60; rolling 30’s OK (No 60’s for > 80% LTV)	Average credit with 60-day lates and isolated 90-day lates. Majority of trades must be current. Past due accounts must be brought current or paid. 85% LTV: min 550 credit score.	18 months since Bankruptcy discharge. May consider performing Chapter 13 on a case by case basis. 2 years since Foreclosure.	SFR PUD Condo 2-4 unit	85% 80% 80% 80%	85% 80% 80% 80%	85% 75% 75% 75%	70% 70% 70% 70%	70% 70% 70% 70%	70% 70% 70% 70%	50% 55%

C	Any number of 30’s or 3x30 + 1x60 or 2x60 + 1x90 (No 90’s for > 75% LTV)	Fair credit w/ 90-day lates and isolated 120-day lates, charge-offs & collections. Must be some major recent positive trades. Past due accounts must be brought current or paid. 80% LTV: min 525 score.	1 year since Bankruptcy discharge or Foreclosure. May consider performing Chapter 13 on a case by case basis. 80% LTV: 2 years.	SFR PUD Condo 2-4	80% 75% 75% 70%	80% 75% 75% 70%	80% 75% 70% 70%	65% 65% 65% 65%	65% 65% 65% 65%	65% 65% 65% 65%	50%

C-
Mortgage currently delinquent 90 days or greater, or greater than 1x90 in the last 12 months, may be considered on an exception basis. Approval is required from executive management with the following restrictions: owner occupied properties, full income documentation, maximum $1,000 cash out, no foreclosure bailouts, maximum 65% LTV, letter of explanation required.

Lite Documentation and Stated Income

Credit Level	Maximum Mortgage Delinquencies During Last Year	Consumer Credit	Time Elaspsed Since Bankruptcy or Foreclosure	Property Type	Maximum Loan-To-Value Ratios						Max Debt to Income Ratios
					Owner Occupied			Non-Owner Occupied
					Purch	Rate/ Term Refi	Cash-Out Refi	Purch	Rate/Term Refi	Cash-Out Refi

A+	0x30	2x30; min 640 credit score.	4 years since Bankruptcy discharge or Foreclosure.	SFR/PUD	80/20	80/20	80/20	N/A	N/A	N/A	45%

A	0x30	2x30; min 640 credit score.	3 years since Bankruptcy discharge or Foreclosure.	SFR/PUD 2 unit	90% 80%	90% 90%	90% 90%	N/A N/A	N/A N/A	N/A N/A	45% - 55%
	0x30	Min 625 credit score. 2x30 or 650 score.		SFR/PUD 2 unit	85% 80%	85% 85%	85% 85%	N/A N/A	N/A N/A	N/A N/A	45% - 55%
	1x30 not rolling	4x30; min 600 credit score. Past due accounts must be brought current or paid		SFR, PUD, 2 unit Condo 3-4 unit	80% 75% 70%	80% 75% 70%	80% 75% 70%	70% 65% 60%	70% 65% 60%	70% 65% 60%	45% - 55%

A-	2x30; rolling 30’s OK	4x30; min 575 credit score. 80% LTV: min 625 credit score. Past due accounts must be brought current or paid	2 years since Bankruptcy discharge. 3 years since Foreclosure.	SFR, PUD, 2 unit Condo 3-4 unit	80% 75% 65%	80% 75% 65%	80% 75% 65%	70% 65% 55%	70% 65% 55%	70% 65% 55%	45% - 55%

B	4x30 or 2x30 + 1x60; rolling 30’s OK.	Min 575 credit score. Average with 60-day lates and isolated 90-day lates. Majority of trades must be current. Past due accounts must be brought current or paid	18 months since Bankruptcy discharge. May consider performing Chapter 13 on a case by case basis. 2 years since Foreclosure.	SFR, PUD, 2 unit Condo 3-4 unit	75% 70% 60%	75% 70% 60%	75% 70% 60%	65% 60% 50%	65% 60% 50%	65% 60% 50%	45% - 55%

In addition to the core programs described above, we offer the following higher LTV/CLTV programs:

90% LTV Full Doc 1st Mortgage Program.    This program offers higher LTVs, greater than 90% and up to 104% LTV, for owner-occupied first mortgages. This program is restricted to full income documentation for both salaried and self-employed borrowers, with 24 months, personal bank statement income for self-employed borrowers allowed under certain circumstances. The borrower’s mortgage and consumer history is carefully reviewed, with a minimum credit score of 580 for up to 100% LTV and a minimum credit score of 620 for greater than 100% LTV.

High CLTV 2nd Mortgage Programs.    Up to 115% CLTV is available on this full income documentation, owner-occupied, second mortgage program. Loan amounts, debt ratios, credit requirements and qualifying properties are based upon CLTVs up to 100% and CLTVs greater than 100% up to 115%, based upon a matrix with higher credit scores than our core programs. The combined loan amount maximum is $650,000. Additional criteria apply to loan amount minimums of $5,000 (our standard minimum is $10,000) as well as Stated Income documentation.

Non-Owner Occupied 1st Mortgages Greater Than 80% LTV.    This program offers a maximum 90% LTV first mortgage for nonowner-occupied properties. Standard full income documentation is required, with a minimum credit score of 640 for up to 85% LTV and a minimum credit score of 680 for LTVs between 85% and 90%. Mortgages on all properties must have no late payments in the last 12 months, with a consumer credit maximum of two 30-day late payments in the last 12 months. No bankruptcy or foreclosure during the preceding five years is allowed. This program allows single-family and detached PUD properties up to 90% LTV, with condominiums and townhomes allowed up to 85% LTV. Two-unit properties may be considered up to 85% LTV on a case-by-case basis.

Our loans have payment schedules (1) based upon an interest rate that is constant over the life of the loan, commonly referred to as “fixed-rate mortgages” or “FRMs,” or (2) based upon an interest rate that is fixed for the initial two or three years and adjusts after an initial fixed period of two or three years and every six months thereafter, sometimes referred to as “adjustable-rate loans” or “ARMs.” Generally, the payments on our fixed-rate loans are calculated to fully repay the loans in 15 or 30 years, or, in the case of “balloon” loans, the payments are based on a 30-year repayment schedule, but all unpaid principal is due in a larger “balloon” payment at the end of 15 years. The payments on our adjustable-rate loans are calculated to fully repay the loans in 30 years, and the payment amounts are adjusted whenever the interest rates are adjusted. Our ARMs with a two-year initial fixed-rate period are commonly referred to as “2/28’s” and our ARMs with a three-year initial fixed-rate period are commonly referred to as “3/27’s.”

The interest rate adjustments on our adjustable-rate loans is determined by adding a “margin” to an “index” rate, subject to certain adjustment limitations. The “margin” is a percentage established at origination of a loan, and the “index” for our ARMs is the six-month LIBOR, and is determined as of a specified time prior to the interest adjustment date. It is common during the initial fixed-rate period of an ARM to allow the borrower to pay a rate lower than the margin plus the index at loan origination. Over time, the rate may adjust upward such that, eventually, the interest rate will equal the index plus the entire margin. Such adjustments are generally limited to no more than 1.5% at each adjustment date, and the interest rates may not be adjusted above or below a maximum and minimum amount specified in the loan documents. The goal is to acclimate the borrower to the repayment obligation, yet be able to achieve the fully indexed interest rate over time.

Our mortgage loans are made for the purpose of enabling our borrowers to purchase new homes, refinancing existing mortgage loans, consolidate debt and/or obtain cash for whatever purposes the borrowers desire. Our single-family residence loans are secured by one to four-unit primary residences, one-unit second homes, or one to four-unit investment properties, and eligible property types are deemed to include single-family detached homes, semi-detached homes, row or townhomes, individual condominiums, individual units in planned-unit developments, manufactured housing, and leasehold estates. These collateral types are consistent with the Freddie Mac Seller-Servicer Guide for describing mortgage eligibility requirements. The mortgaged properties may be owner-occupied, second or vacation homes, or non-owner-occupied investment properties.

A substantial portion of our loans include prepayment penalties. In 2001 and the six months ended  June 30, 2002, 95.7% and 94.4%, respectively, of the loans we originated contained such penalties. Borrowers who agree to prepayment penalties generally receive lower interest rates and/or lower loan fees on their mortgage loans. Borrowers always retain the right to refinance their loans, but may have to pay a charge of up to six-months interest on 80% of the outstanding principal balance or 5% of the outstanding principal balance on the loan. Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related regulations issued by the Office of Thrift Supervision (the “OTS”) to preempt limitations on prepayment penalties in certain states. The Parity Act was enacted to extend to financial institutions other than federally-chartered depository institutions, the federal preemption which federally-chartered depository institutions enjoy. However, on April 25, 2002, the OTS requested comments on proposed regulations that would reduce the scope of the Parity Act preemption such that we would no longer be able to override state restrictions on prepayment penalties. The elimination of this federal preemption could significantly harm our ability to compete effectively in the origination of loans with financial institutions that will continue to enjoy federal preemption of state restrictions on prepayment penalties. See “Risk Factors—Statutory and Regulatory Risks.”

Loan Production by Product Type.    The following table sets forth information about our loan production based upon product type (ARM and FRM).

	Year Ended December 31,			Six Months Ended June 30, 2002
Product Type	1999	2000	2001
ARM
2/28	33.2%	30.2%	18.4%	19.7%
3/27	23.0	32.9	32.7	48.3

Subtotal	56.2	63.1	51.1	68.0
FRM
Fifteen-Year	3.1	2.3	2.2	2.0
Thirty-Year	28.1	20.9	31.0	17.6
Balloons	11.9	12.8	14.6	11.5
Other	0.7	0.9	1.1	0.9

Subtotal	43.8	36.9	48.9	32.0

Total	100.0%	100.0%	100.0%	100.0%

Loan Production by Borrower’s Credit Score.    The following table sets forth information about our loan production based upon borrowers’ credit scores obtained from one or more of the three principal credit bureaus.

	Seven Months Ended December 31, 1999*	Year Ended December 31,		Six Months Ended June 30, 2002
Credit Score		2000	2001
Greater than 800	0.0%	0.1%	0.0%	0.0%
751 to 800	0.9	1.8	2.2	2.1
701 to 750	3.6	6.3	6.7	8.1
651 to 700	13.3	17.1	20.1	20.8
601 to 650	28.9	29.8	32.9	33.2
551 to 600	28.9	25.8	25.6	24.1
501 to 550	19.4	17.3	12.1	11.3
451 to 500	2.3	1.5	0.3	0.3
Less than 451	2.7	0.3	0.1	0.1

Total	100.0%	100.0%	100.0%	100.0%

*	We began capturing credit scores in the middle of 1999.

Loan Production by Lien Position.    The following table sets forth information about our loan production based upon lien position.

	Year Ended December 31,			Six Months Ended June 30, 2002
Lien Position	1999	2000	2001
Firsts	92.6%	90.8%	92.7%	92.7%
Seconds	7.4	9.2	7.3	7.3

Total	100.0%	100.0%	100.0%	100.0%

Loan Production by Collateral Type.    The following table sets forth information about our loan production based upon collateral type.

	Year Ended December 31,			Six Months Ended June 30, 2002
Type of Collateral	1999	2000	2001
Single-Family Residence-Detached	77.5%	78.8%	76.8%	74.9%
Unit/2 to 4	8.9	7.2	6.5	6.1
PUD	8.3	7.9	9.8	11.2
Condo	4.5	4.7	5.3	6.0
Other	0.8	1.4	1.6	1.8

Total	100.0%	100.0%	100.0%	100.0%

Loan Production by Credit Grade.    The following table sets forth information about our loan production by credit grade.

	Year Ended December 31,			Six Months Ended June 30, 2002
A+ Credit Loans	1999	2000	2001
Percentage of total originations	0.0%	0.1%	0.2%	8.4%
Combined weighted average LTV	N/A	80.0%	86.5%	88.9%
FRM interest rates
Weighted average interest rate–1sts	N/A	10.0%	8.5%	7.9%
Weighted average interest rate–2nds	N/A	N/A	13.1%	11.9%
ARM initial fixed interest rates
Weighted average interest rate–2/28	N/A	9.3%	8.0%	7.7%
Weighted average interest rate–3/27	N/A	N/A	8.5%	7.8%
ARM margins over index
Weighted average margin–2/28	N/A	5.8%	7.0%	6.4%
Weighted average margin–3/27	N/A	N/A	6.6%	6.6%

	Year Ended December 31,			Six Months Ended June 30, 2002
A Credit Loans	1999	2000	2001
Percentage of total originations	45.1%	46.7%	53.4%	51.0%
Combined weighted average LTV	84.3%	85.0%	87.8%	88.8%
FRM interest rates
Weighted average interest rate–1sts	10.0%	10.2%	8.7%	8.5%
Weighted average interest rate–2nds	12.5%	13.2%	12.8%	12.8%
ARM initial fixed interest rates
Weighted average interest rate–2/28	9.6%	9.8%	8.5%	8.1%
Weighted average interest rate–3/27	9.5%	9.9%	8.5%	8.2%
ARM margins over index
Weighted average margin–2/28	6.0%	6.3%	6.0%	6.9%
Weighted average margin–3/27	6.0%	6.3%	6.2%	7.0%

	Year Ended December 31,			Six Months Ended June 30, 2002
A- Credit Loans	1999	2000	2001
Percentage of total originations	27.5%	28.1%	29.0%	25.3%
Combined weighted average LTV	84.1%	84.1%	84.9%	85.5%
FRM interest rates
Weighted average interest rate–1sts	10.3%	10.6%	9.3%	8.9%
Weighted average interest rate–2nds	13.1%	13.8%	13.4%	13.6%
ARM initial fixed interest rates
Weighted average interest rate–2/28	9.9%	10.3%	9.1%	8.7%
Weighted average interest rate–3/27	9.9%	10.4%	9.3%	8.8%
ARM margins over index
Weighted average margin–2/28	6.3%	6.7%	6.6%	7.5%
Weighted average margin–3/27	6.4%	6.8%	6.8%	7.6%

	Year Ended December 31,			Six Months Ended June 30, 2002
B Credit Loans	1999	2000	2001
Percentage of total originations	16.1%	15.9%	13.1%	11.1%
Combined weighted average LTV	78.1%	77.3%	76.5%	78.3%
FRM interest rates
Weighted average interest rate–1sts	10.9%	11.0%	9.6%	9.2%
Weighted average interest rate–2nds	13.5%	13.6%	12.9%	13.9%
ARM initial fixed interest rates
Weighted average interest rate–2/28	10.2%	10.8%	9.6%	9.1%
Weighted average interest rate–3/27	10.3%	11.0%	9.7%	9.3%
ARM margins over index
Weighted average margin–2/28	6.5%	7.0%	6.9%	7.9%
Weighted average margin–3/27	6.7%	7.2%	7.2%	8.0%

	Year Ended December 31,			Six Months Ended June 30, 2002
C Credit Loans	1999	2000	2001
Percentage of total originations	8.6%	6.9%	4.0%	3.8%
Combined weighted average LTV	72.9%	72.3%	71.6%	71.9%
FRM interest rates
Weighted average interest rate–1sts	11.5%	11.7%	10.5%	10.0%
Weighted average interest rate–2nds	13.5%	14.3%	13.0%	13.0%
ARM initial fixed interest rates
Weighted average interest rate–2/28	10.9%	11.3%	10.1%	9.5%
Weighted average interest rate–3/27	11.1%	11.6%	10.4%	10.0%
ARM margins over index
Weighted average margin–2/28	7.1%	7.4%	7.2%	8.2%
Weighted average margin–3/27	7.2%	7.7%	7.8%	8.7%

	Year Ended December 31,			Six Months Ended June 30, 2002
C- Credit Loans*	1999	2000	2001
Percentage of total originations	2.7%	2.3%	0.3%	0.4%
Combined weighted average LTV	64.0%	63.4%	58.8%	62.0%
FRM interest rates
Weighted average interest rate–1sts	12.3%	12.7%	11.7%	10.7%
Weighted average interest rate–2nds	13.2%	13.8%	NA	NA
ARM initial fixed interest rates
Weighted average interest rate–2/28	11.7%	12.1%	10.4%	10.4%
Weighted average interest rate–3/27	11.7%	12.1%	10.9%	10.5%
ARM margins over index
Weighted average margin–2/28	7.8%	8.0%	7.4%	8.9%
Weighted average margin–3/27	7.6%	8.1%	8.1%	9.3%

*	only allowed on an exception basis

Warehouse Financing For Loan Originations

We finance mortgage loans initially under one of five different secured warehouse credit facilities. We repay the related borrowings under the warehouse credit facilities upon sale or securitization of the loans. As of June 30, 2002, we had $790 million in warehouse credit facilities, of which 91% was committed. We are in discussions to add one or two additional warehouse credit facilities for up to an additional $300 million in financing capacity. Maintaining a diversified group of lenders prevents us from becoming dependent upon any one source of capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our interest expense as a percentage of total revenues for 2001 and the six months ended June 30, 2002 was 13.2% and 11.2%, respectively.

Interest Generated By Warehoused Loans

We generate a significant portion of our total revenues from the interest we receive on a loan from the time we originate the loan until the time we sell or securitize the loan. Our interest income as a percentage of total revenues for 2001 and the six months ended June 30, 2002 was 23.3% and 27.4%, respectively. This income is partially offset by our borrowing costs under our warehouse facilities used to fund our loans for the same period.

Loan Disposition Strategy

We have generated revenue primarily through the disposition of the loans we originated. In 2001 and the six months ended June 30, 2002, 68.5% and 64.6%, respectively, of our total revenues were the gain on sale we recorded for the loans that we sold.

We use a diversified loan disposition strategy to convert the quality loans we originate into revenue for our company. This strategy includes whole loan sales, loan sales with retained interests and securitizations. In 2001 and for the six months ended June 30, 2002, we sold a total of $1.9 billion and $1.5 billion of loans, respectively. Of these amounts, 84.5% and 95.0% were whole loan sales. These whole loan sales generated $72.1 million and $58.7 million of cash gain on sale revenue, respectively. Our loan sales with retained interests generated the balance of our gain on sale revenue for these periods. We completed no securitizations during these periods.

Loan Disposition by Purchaser.    Highlighting our diversified disposition strategy, the table below shows our top five purchasers for the periods indicated and their purchases in each period (whole loan sales, except as otherwise noted).

	Year Ended December 31,				Six Months Ended June 30, 2002
Name	2000		2001
	(dollars in millions)
Accredited Mortgage Loan Trust 2000-1*	$174.7	11.6%	$—	—%	$—	—%
Citifinancial Mortgage Company	129.8	8.6	31.4	1.6	13.7	0.9
Countrywide Home Loans, Inc.	—	—	178.3	9.2	241.5	16.0
Credit-Based Asset Servicing and Securitization LLC (C-BASS)	—	—	5.4	0.2	46.7	3.1
DLJ Mortgage Capital, Inc.	—	—	445.5	23.0	190.1	12.6
Equicredit Corporation of America	217.2	14.4	134.0	6.9	—	—
Household Mortgage Services	216.5	14.4	509.8	26.3	441.7	29.3
Lehman Brothers Bank, FSB	—	—	27.3	1.4	193.6	12.9
Morgan Stanley Dean Witter Mortgage Capital Inc.	—	—	—	—	171.4	11.4
Residential Funding Corporation**	339.9	22.5	320.5	16.5	76.9	5.1

Total	$1,078.1	71.5%	$1,6	85.1%	$1,375.6	91.3%

*	securitization
**	whole loan sales and loan sales with retained interests

In each of 2001 and the six months ended June 30, 2002 we sold loans to an aggregate of 18 purchasers. Our top purchasers in these periods include the purchasers in the above table and:

•	Aristar Mortgage Company;

•	Key Bank USA, National Association;

•	Popular Financial Services, LLC; and

•	Saxon Mortgage, Inc.

We review the best disposition strategy for each pool of loans we originate. We consider the market demand for our loans, our liquidity needs, our long-term profit objectives and our need to maintain strong relationships with our loan purchasers.

Prior to 2000, we retained the right to service only a small portion of the loans that we sold or securitized. We have significantly increased our loan servicing portfolio in 2000, 2001 and the six months ended June 30, 2002, and plan to continue to increase this portfolio in the future.

Whole Loan Sales

In a whole loan sale, we sell all right, title and interest in and to a pool of loans in exchange for cash in an amount equal to the full market value of the loans. All of our loan dispositions are made subject to an obligation to repurchase any loan which materially violates standard mortgage industry representations and warranties which we make in connection with our loan dispositions. In 2001, 84.5% of our loan dispositions were through whole loan sales, and revenues from these sales were $72.1 million. For the six months ended June 30, 2002, 95.0% of our loan dispositions were through whole loan sales, and revenues from these sales were $58.7 million. To execute our whole loan sales strategy, we have established key relationships with a diversified group of sophisticated whole loan purchasers. We believe that this strategy increases our opportunity to sell during changing market conditions. Since 1997, we have reduced our dependence upon any one whole loan purchaser or type of whole loan purchaser. Hence, the purchasers listed above include Wall Street investment banking firms that securitize, non-Wall Street mortgage banking firms, national and international banks that both hold loans and securitize, and large financial services companies that both hold loans and securitize them.

Some of our loans are sold pursuant to forward commitments under which we agree to sell, and a purchaser agrees to buy, a specified volume of loans which meet specified characteristics. We also put pools of loans out to bid, using our knowledge of our various purchasers’ preferences to direct pools with certain characteristics to the purchasers most likely to value those characteristics. Prospective purchasers may submit bids on all or portions of the pools which we show them, and we select the combination of bids that provides us with the best overall execution result. We continuously monitor the preferences of our purchasers and adjust our origination operations accordingly, including through our Revenue Calculator which conveys to our loan officers and account executives the loan characteristics that various purchasers value. We believe that this not only improves the saleability of our loans, but also improves the price we receive upon the sale of our loans because purchasers tend to pay higher prices for loans that meet their requirements. Our disposition strategy balances our objectives of cultivating our relationships with multiple purchasers while striving to maximize the premiums we receive.

Loan Sales With Retained Interests And Securitizations

We have also engaged in loan sales with retained interests in which we sell loans and retain an interest in certain cash flows from the loans. These transactions allow us to recognize more of the long-term value of the loan, although less than in a typical securitization, and receive an immediate positive cash flow pursuant to the retained interest. In these transactions, the loan purchaser absorbs all of the issuance costs and overcollateralization obligations in exchange for a greater share of the excess cash flow from the securitized loan pool. In 2001 and for the six months ended June 30, 2002, 15.5% and 5.0%, respectively, of our loan dispositions were through loan sales with retained interests and revenues from these sales accounted for approximately $11.3 million and $1.4 million or approximately 13.9% and 2.8% of our total gain on sale revenue, respectively. All of our loan sales with retained interests were made to Residential Funding Corporation. See “Certain Relationships and Related Transactions.”

As part of our diversified financing strategy, we access the asset-backed securitization market to provide long-term financing for our mortgage loans. In a securitization, we may sell or transfer a pool of loans to a trust and retain a residual interest for the right to receive future cash flow. The trust raises the cash purchase price of the loan pool by selling asset-backed securities representing senior interests in the loans. The purchasers of these interests receive the principal collected on the loans plus a fixed or adjustable interest rate, depending upon whether the underlying loans have fixed or adjusted rates. The residual interest we retain entitles us to receive the interest income generated on the principal amount of the loans in the trust minus the interest paid to the purchasers of the loan interests, servicing, trust and other fees and losses on the loans, provided that certain overcollateralization requirements are met. Depending upon the structure of the asset-backed securities and the performance of the underlying mortgage loans, excess cash flow may not be distributed to us for 12 months or more. As a result of the overcollateralization and certain other credit enhancement features, the trust is able to issue highly rated, investment-grade, asset-backed securities.

From the beginning of 1997 through June 30, 2002, we securitized or engaged in loan sales with retained interests for $1.1 billion of a total of $7.5 billion of the loans we originated. While we continue to generate the majority of our earnings and cash flows from whole loan sales, we intend to continue to complete some securitizations and other transactions in which we retain an interest in the mortgage loans that we have sold. In the future, these transactions would continue to be legally structured as sales, but for accounting purposes may be structured as financings. Accordingly, the loans would remain on our balance sheet, residual or retained interests would not be created, and securitization indebtedness would replace the warehouse debt originally associated with the securitized mortgage loans. We would record interest income on the mortgage loans and interest expense on the issued securities, as well as ancillary fees, over the life of the securitization, instead of recognizing a gain or loss upon closing of the securitization. This “portfolio-based” accounting would more closely match the recognition of income with the actual receipt of cash payments. We completed our first securitization structured as a financing in July 2002 when we securitized $207.4 million of mortgage loans.

Derivative Policies

We use derivative financial instruments to mitigate the risk of losses resulting from changing interest rates. We evaluate derivative positions during two or three different periods in the life cycle of our loans. The first period runs from approval of a loan application through loan funding. The second period, to the extent that we believe that interest rate management is appropriate during this period, is the time during which our funded loans are financed by warehouse lines and are being held for sale or securitization. The third period follows the securitization or sale with retained interests of ARM loans.

During the first period, we enter into derivative positions based upon the anticipated amount, weighted average interest rate and maturity of loans that we will fund, the expected prepayment rates for such loans, and the adjustment terms for our adjustable rate loans.

During the second period, we consider whether we should adjust the derivative positions from the first period based upon the actual features of the loans we fund. If we commit to sell loans to a purchaser at a purchase price that adjusts based upon a different index than the related derivative positions we have taken, we consider shifting our derivative positions to match that index relative to the dollar value of the loans dedicated to that sale.

During the third period, we no longer need to hedge our fixed loans as our money costs for those loans become fixed as well. We may hedge our ARM loans during the time period that we are collecting a fixed rate on the loans for two to three years, and paying the senior security holders or loan purchaser a yield that adjusts based on LIBOR.

The derivative instruments we typically use are Eurodollar futures and options. These are generic, exchange-traded, three-month LIBOR forwards, which are the market’s prediction as to where certain three-month LIBOR segments will be in the future. Currently, we do not use hedge accounting for these derivatives, and therefore, all changes in their fair value are recorded in current earnings.

Mortgage Loan Servicing

Once we originate or purchase a mortgage loan, our servicing department begins the administrative process of servicing the loan, seeking to ensure that the loan is repaid in accordance with its terms. We start this process for every loan, whether we will service the loan for a matter of weeks before it is sold servicing-released or for its life in a servicing-retained transaction. Our servicing department is divided into loan administration, loan servicing and asset management units. In addition, the investor reporting unit of our finance and accounting department performs the servicing-related functions of reporting on all other servicing activities, and in the case of loans serviced for others, accounting for and remitting all funds collected through servicing activities.

Administration and Servicing

Our loan administration unit is responsible for boarding each loan into our servicing operations and technology systems. For loans on which the monthly payments include amounts to be escrowed for the future payment of real estate taxes and insurance premiums, our loan administration unit ensures the proper accounting for such funds and the timely payment of the taxes and premiums. For loans which do not have tax and insurance escrows, the loan administration unit ensures that the properties securing the loans are properly insured at all times and that real estate taxes are paid to avoid foreclosures by taxing authorities. For loans with adjustable interest rates, the loan administration unit ensures that the adjustments are properly made and timely identified to the related borrowers. This unit is also responsible for the various administrative tasks involved in the transfer of servicing when loans are sold servicing-released, including notifying borrowers, insurers and taxing authorities.

Our loan servicing unit is responsible for the physical receipt of and initial accounting for all loan payments from borrowers. We encourage our borrowers to establish automatic payment from their bank accounts, which we arrange at no cost to the borrower. Our loan servicing unit is also responsible for customer service, handling all inbound calls and other communications from borrowers.

Collection and Enforcement

Our asset management unit is responsible for all phases of the collection and enforcement of delinquent and defaulted loans. The inherent risk of delinquency and loss associated with subprime loans requires hands-on active communication with our borrowers from origination through liquidation. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail, and is tailored to reflect the borrower’s payment habit, the loan’s risk profile and the loan’s status. Our collection approach is designed to educate our borrowers on managing their debts to maximize the likelihood of continued timely performance. We establish clear expectations with our borrowers with respect to maintaining contact and working together to resolve any financial problems that may occur. We consider this early intervention a key element of our servicing strategy.

Our front end loan counselors begin calling borrowers whose accounts become five days past due. Once contact is established, we verify pertinent information and determine the reason for the delay in payment. For borrowers who are able to make their payments, we offer the ability to “pay by phone” through Western Union’s “Quick Collect” service. This allows the borrower to remit the funds immediately or at an agreed later time in the month and avoids delays using the U.S. postal service. If a borrower indicates a problem that is not temporary or is of a serious nature, the call is promptly referred to a manager who will then evaluate the situation and initiate appropriate loss mitigation actions.

When an account becomes thirty-one days delinquent, the borrower receives a notice of intent to foreclose allowing thirty days, or more if required by applicable state law, to cure the default before the account is actually referred for foreclosure. The 30-59 day collection personnel continue active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in ninety days or less. These collectors are seasoned and trained to effectively identify and resolve problems with borrowers before the past due problems escalate.

Accounts moving to sixty or more days delinquent are transferred to the loss mitigation and foreclosure sub-units simultaneously. Our loss mitigation personnel choose a collection strategy that is designed to minimize the loss on a defaulted loan. We procure updated property value information, the borrower’s current credit profile, and review foreclosure and real estate marketing timelines to determine the best alternative to foreclosure. Our loss mitigation personnel continue to actively attempt to resolve the delinquency while our foreclosure personnel begin the foreclosure process. Our loss mitigation tools include payment plans, short sales, deeds in lieu of foreclosure, stipulated forbearance plans, deferments, reinstatements and modifications.

Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through a timeline report built into the loan servicing system. The report schedules key dates throughout the foreclosure process, enhancing our ability to monitor and manage the process. Properties acquired through foreclosure are transferred to the real estate owned, or REO, sub-unit to manage eviction and marketing of the properties. Once a property is vacant, it is listed with a local real estate agent who develops a marketing strategy designed to maximize the net recovery upon liquidation. Second opinions on the value of the property are obtained to validate recommendations given by the primary listing agent. Property listings are reviewed several times monthly to ensure the properties are properly maintained and actively marketed.

Our loan administration unit also handles hazard and mortgage insurance claims, mortgage bankruptcies, condemnations and other special servicing needs.

Servicing Department Infrastructure

We service our loans using our configuration of MortgageWare software provided by Interlinq Software Corporation. We also have additional software modules for the management of REO. Our technology delivers helpful data regarding the loan and the borrower to the desktops of our servicing personnel. We also have all of our files electronically imaged so that our servicing personnel have access to each file without having to retrieve a paper file.

Monthly incentive plans are in place for all collections, loss mitigation, foreclosure and REO personnel and are tied directly to performance of the servicing portfolio. Both individual and team goals are used to encourage superior results and cooperation between unit members.

Ongoing training for our servicing personnel is provided regularly and covers major relevant topics within the servicing department. In the collection and loss mitigation areas, supervisors and managers monitor actual telephone calls by each collector on a monthly basis and follow up with one-on-one training and direction. In addition, scripts tailored to typical borrower circumstances are posted at each workstation to ensure the employee asks the appropriate questions for the type of delinquency situation the borrower is experiencing. Outside legal counsel conduct on site classes or seminars for the foreclosure and bankruptcy areas approximately on a quarterly basis, and title company representatives also provide on-site training on title issues.

All of our servicing functions are administered from our San Diego headquarters. Hours of operation for our servicing department are 6:30 am to 7:00 pm, Monday through Friday, and we use staggered shifts to cover the different time zones where our borrowers and collateral properties are located. Collection personnel also work one or two Saturdays each month, depending upon the day of the week on which each month end falls. Evening and weekend hours are used to facilitate contact with borrowers that are otherwise unavailable during regular business hours.

Our Delinquency and Loss Experience

The following tables set forth information about the delinquency and loss experience of the mortgage loans we service (which are primarily loans we have originated and have been or may be securitized) for the periods indicated.

In general, the table reflects an increase in our delinquency and loss levels as our servicing portfolio has increased in size and average age. This is consistent with our expectations. The fact that the table does not show a consistent increase in delinquency and loss levels across all categories may reflect normal variances in a smaller servicing portfolio.

Delinquency and Loss Experience	As of or for the year ended December 31,			As of or for the six months ended June 30, 2002
	1999	2000	2001
	(dollars in thousands)
Total servicing portfolio	$394,189	$807,872	$1,298,050	$1,419,336
Delinquencies
30-59 days
Principal balance	$2,347	$7,786	$8,738	$6,118
Percentage(1)	0.6%	1.0%	0.7%	0.4%
60-89 days
Principal balance	$794	$4,384	$2,903	$2,451
Percentage(1)	0.2%	0.5%	0.2%	0.2%
90 or more days
Principal balance	$2,241	$6,516	$13,195	$13,808
Percentage(1)	0.6%	0.8%	1.0%	1.0%
Foreclosures
Principal balance	$3,347	$15,398	$34,493	$24,053
Percentage(1)	0.8%	1.9%	2.7%	1.7%
Total delinquencies and foreclosures
Principal balance	$8,729	$34,084	$59,329	$46,430
Percentage(1)	2.2%	4.2%	4.6%	3.3%
Real estate owned(2)
Principal balance	$2,432	$7,872	$11,404	$10,889
Percentage(1)	0.6%	1.0%	0.9%	0.8%
Total delinquencies, foreclosures and real estate owned
Principal balance	$11,161	$41,956	$70,733	$57,319
Percentage(1)	2.8%	5.2%	5.5%	4.1%
Losses on servicing portfolio	$1,339	$1,582	$8,395	$6,732
Losses as a % of average monthly servicing portfolio(3)	0.7%	0.2%	0.9%	1.1%

(1)	Percentage of servicing portfolio at period end.
(2)	Based on the aggregate principal balance of the mortgage loans secured by mortgaged properties the title to which has been acquired through foreclosure, deed in lieu or foreclosure or similar process.
(3)	Percentages based upon average monthly servicing portfolio. Annualized for the six months ended June 30, 2002.

We review our delinquency and loss rates when valuing our mortgage-related securities. Increases in actual delinquency and loss rates could affect the loss assumptions used in valuing our mortgage-related securities. If the loss assumptions used to value our mortgage-related securities are increased, it could result in a decrease in their value which would adversely affect our operating results and potentially decrease the cash flows we expect to receive.

Competition

We face intense competition in the businesses of originating and selling mortgage loans.

Our competitors in mortgage origination include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and insurance finance companies. Many traditional mortgage lenders also offer products similar to those we offer to our borrowers. Fannie Mae and Freddie Mac are also adapting their programs to include non- conforming products and have begun to expand their operations into the subprime market. We also expect increased competition over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or have greater access to capital at lower costs than our cost of capital under our warehouse credit facilities, and may have greater technical and marketing resources than we have. Efficiencies in the asset-backed securities market have generally created a desire for increasingly larger transactions, giving companies with greater volumes of originations a competitive advantage.

Competition in the industry can take many forms, including interest rate and cost of a loan, convenience in obtaining a loan, the underwriting requirements for a loan, customer service, amount and term of a loan, and marketing and distribution channels. Additional competition may lower the rates we can charge borrowers and potentially lower gains from cash-based whole loan trades and our net interest margin from securitizations. We believe we compete primarily based upon the quality of the service we provide to mortgage brokers, particularly those with whom we cultivate key account relationships. We guarantee turn-around times, we offer coherent, presentable approvals, we offer personal contact and we offer a comprehensive menu of products for our customers, and we endeavor to make it easier to do business with us than with our competitors. In exchange, we minimize yield spread premium to mortgage brokers, we avoid unwarranted credit exceptions, and we charge for the risk we take. Accordingly, our competitors may offer better financial terms to potential borrowers and we may be unable or unwilling to originate loans with comparable terms.

We believe that our competitive strengths are:

•
Growth Using Conservative Management Principles.    We focus on originating high-quality loans and generating predominately cash earnings rather than non-cash gain on sale. We have increased originations and revenue every year since inception using our conservative management principles.

•
Profit-Based Business Model and Supporting Tools.    We have created a culture that provides economic incentives to our employees to assess the risk in our loans correctly, report the risk accurately, and price the risk so as to assure both fairness to the borrower and profits to our company. We believe that our profit-oriented philosophy and technology tools give us a competitive advantage by directly rewarding our employees for contributing to our fundamental business goal of sustained profitability.

•
Experience.    Our top 27 managers have an average of 19 years of experience in consumer finance and subprime mortgage lending. Each of our seven divisions is run by a seasoned executive with full profit and loss responsibility.

•
Diversification.    We have diversified our loan origination, financing and disposition channels. Our top ten brokers in 2001 represented less than 6% of our volume. We currently have five separate warehouse credit lines in place. In 2001, we sold to 18 whole loan purchasers, and in 1996, 2000 and 2002, we successfully completed our own independent securitizations.

We believe these strengths enable us to originate better-performing, subprime loans, and grow a more profitable, more conservatively managed company than many of our competitors.

Our competitive position may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have “locked in” low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our borrowers to refinance their loans. During economic slowdowns or recessions, our borrowers may face new financial difficulties and may be receptive to refinancing offers by our competitors.

Regulation

The mortgage lending industry is highly regulated. Our business regulated by federal, state, and local government authorities and is subject to federal, state and local laws, rules and regulations, as well as judicial and administrative decisions, that impose requirements and restrictions on our business. At the federal level, these laws and regulations include:

•	the Equal Credit Opportunity Act;

•	the Federal Truth in Lending Act and Regulation Z;

•	the Home Ownership and Equity Protection Act;

•	the Real Estate Settlement Procedures Act;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Home Mortgage Disclosure Act;

•	the Fair Housing Act; and

•	the Gramm-Leach-Bliley Act.

These laws, rules and regulations, among other things:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges, and other fees that we may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers; and

•	in some cases, impose assignee liability on the entities that purchase our mortgage loans or on us for loans we purchase.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from buyers of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

We actively analyze and monitor the laws, rules and regulations that apply to our business, as well as the changes to such laws, rules and regulations. We seek to maximize the extent to which we can program the laws, rules and regulations into our technology tools, thereby substantially reducing human error as a source of non-compliance. In addition, user-friendly summaries of relevant laws, rules and regulations are directly distributed to all appropriate personnel, and losses attributable to non-compliance are factored into many of our incentive compensation calculations, thereby encouraging responsibility for compliance throughout our organization, including our loan origination operations. Our compliance with laws, rules and regulations is reviewed, not only by our own quality control department, but by the warehouse lenders who finance our loans, the institutions that purchase our loans, the investment bankers, rating agencies and insurers that are involved in the securitization of our loans, and the governmental agencies that regulate us. Because of the national scope of our operations, we are continuously in one stage or another of an audit by one or more governmental agencies, and we do not believe that such audits have ever resulted in findings of material violations or the imposition of significant penalties.

New Areas of Regulation

Regulatory and legal requirements are subject to change, making our compliance more difficult or expensive, or otherwise restricting our ability to conduct our business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. Several states are also considering adopting privacy legislation. In addition, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices.

The federal Home Ownership and Equity Protection Act (“HOEPA”) identifies a category of mortgage loans and subjects such loans to restrictions not applicable to other mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees or the annual percentage rate (“APR”) exceed specified levels. Liability for violations of applicable law with regard to loans subject to HOEPA would extend not only to us, but to the purchasers of our loans as well. We generally do not make loans that are subject to HOEPA because the purchasers of our loans and/or the lenders that provide financing for our loan origination operations do not want to purchase or finance such loans. On October 1, 2002, the APR and “points and fees” thresholds for determining loans subject to HOEPA will be lowered, thereby expanding the scope of loans subject to HOEPA. We anticipate that we will continue to avoid making loans subject to HOEPA, and the lowering of the thresholds beyond which loans become subject to HOEPA may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. If we decide to relax our restrictions on loans subject to HOEPA because the purchasers of our loans and/or the lenders that provide financing for our loan origination operations relax their restrictions, we will be subject to greater risks for actual or perceived non-compliance with HOEPA and other applicable laws, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits and administrative enforcement actions.

Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans on which certain points and fees or the APR exceeds specified thresholds. The restrictions include prohibitions on “steering” borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, “flipping” or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

Although it is against our policy to engage in such practices, we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance such loans. To the extent we do have financing and purchasers for such loans, we have, on a limited basis, begun to make loans which exceed the APR or “points and fees” thresholds of these laws, rules and regulations. The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans, making it difficult to fund, sell or securitize any of our loans. If we decide to further relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

On July 1, 2002, “predatory” lending legislation of the type described above became effective in California. As with other “predatory” lending laws, the California legislation imposes restrictions on loans which exceed “points and fees” or APR thresholds defined in the law. As of the date of this prospectus, this law had not had, and in the future we do not expect it to have, a significant impact on the value or volume of our loan production in California.

Yield Spread Premiums

A substantial portion of our mortgage loans are originated through independent mortgage brokers. Mortgage brokers provide valuable services in the loan origination process and are compensated for their services by receiving fees on loans. Brokers may be paid by the borrower, the lender or both. If a borrower cannot or does not want to pay the mortgage broker’s fees directly, the loan can be structured so that the mortgage broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to the lender. The increased value of a loan with a higher interest rate enables the lender to pay all or a portion of the broker’s compensation. This form of compensation is often referred to as a “yield spread premium”. Regardless of its label or method of calculation, the payment is intended to compensate the broker for the services actually performed and the facilities actually provided. Competitive forces currently demand that we pay mortgage brokers yield spread premiums on many of the loans we originate.

The federal Real Estate Settlement Procedures Act (“RESPA”) prohibits the payment of fees for the mere referral of real estate settlement service business. This law does permit the payment of reasonable value for services actually performed and facilities actually provided unrelated to the referral. A series of conflicting decisions from federal circuit courts regarding the legality of yield spread premiums could increase litigation against other mortgage lenders and us. The legal issue being litigated is whether a payment by a lender to a mortgage broker is a prohibited referral fee under RESPA or a permissible payment for compensable services and facilities. For example, in June 2001, the Eleventh Circuit Court of Appeals issued a decision in Culpepper v. Irwin Mortgage Corp. in which the court found the yield spread premium payments received by a mortgage broker to be unlawful per se under the federal Real Estate Settlement Procedures Act. The Department of Housing and Urban Development (“HUD”) responded to the Culpepper decision by issuing a policy statement (2001-1) taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. Subsequently, in March and June of 2002, the Eighth and Ninth Circuit Courts of Appeals, respectively, each had an opportunity to look at this issue, and each disagreed with the decision in Culpepper and deferred to the positions expressed in HUD’s 2001-1 policy statement. The U.S. Supreme Court has not yet ruled on this issue. The Culpepper decision treats a wide category of payments to brokers as illegal. If the Culpepper decision is not overturned or otherwise superseded by law or regulation, and if other circuit courts that have not yet reviewed this issue agree with the Culpepper decision, there could be a substantial increase in litigation regarding lender payments to brokers and in the potential costs of defending these types of claims and in paying any judgments that might result.

Licensing

As of the date of this prospectus, we were licensed (or exempt from licensing requirements) by the relevant governmental agencies in all states and in the District of Columbia where licensing is required to originate first and second priority mortgages.

In the future, we may consider procuring a federal depository institution charter or acquiring an institution with such a charter in order to reduce the volume of state and local laws and regulations with which we must comply. If we proceed with this strategy, however, we will also be subject to a variety of other regulations with which we do not currently have to comply.

Environmental

In the ordinary course of our business, from time to time we foreclose on properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on these properties and we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred in connection with the contamination. To date, we have been required to perform investigation or clean up activities in only one instance, and we have not been subject to any other environmental claims. This clean up activity has been completed and had no material effect on our business. We cannot assure you, however, that this will remain the case in the future.

Employees

We employed 1,068 full-time employees as of June 30, 2002. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe our relations with our employees are good. We have a policy of conducting a comprehensive employee opinion survey approximately every 18 months. We have conducted two such surveys so far and have won two Peter Barron Stark Awards for Workplace Excellence.

Facilities

Our national headquarters is located in San Diego, CA and includes approximately 48,800 square feet. The leases for these premises expire on December 31, 2005. We also lease additional property in the following states and metropolitan areas ranging in size from approximately 132 to 11,500 square feet with lease terms varying from month-to-month to ten years: Phoenix, AZ; Anaheim, Orange, Pasadena, Los Angeles, Woodland Hills, Fresno, Newark, Walnut Creek, Roseville, Sacramento, Morgan Hill and Santa Maria, CA; Lakewood, CO; St. Petersburg, FL; Atlanta, GA; Oakwood, IL; Burtonsville, MD; Montvale, NJ; Cincinnati, OH; Tigard, OR; Pittsburgh, PA; Warwick, RI; Tacoma and Bellevue, WA; and Honolulu, HI. We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available in all areas where we currently do business.

Legal Proceedings

Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject to various legal proceedings in the ordinary course of business related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. We are also subject to legal proceedings in the ordinary course of business related to employment matters. We do not believe that the resolution of these lawsuits will have a material adverse effect on our financial position or results of operations.

We are defending one suit that is outside of the ordinary course of business. Zimmerman et al. v. AHL, was filed in Los Angeles County, California, Superior Court in July 2001. The plaintiffs are individuals who sold a retail mortgage loan business to a purchaser pursuant to a contract which provided for future payments to plaintiffs over a period of years based upon future mortgage loans originated by the business. The contract provided that, in the event control of the business was transferred by the purchaser, the purchaser’s obligations under the contract, including the future payments, either must be assumed by the transferee or the purchaser must make a lump sum payment to the plaintiffs in accordance with a formula set forth in the contract. We subsequently acquired some furniture, fixtures and equipment, assumed lease liabilities on some office branches and office equipment, and hired a number of employees of the business. We expressly did not assume liability for the future payments that were part of the original purchase transaction, nor did we hire all of the persons employed by the business, acquire all of the assets or assume all of the liabilities. The plaintiffs claim that the future payments they negotiated with the original purchaser were assumed by us as a result of the transaction between the original purchaser and us. The plaintiffs’ complaint did not contain an amount of damages sought, but a footnote to a subsequent pleading indicated that the plaintiffs believe their damages were approximately $10.0 million.

On November 14, 2001, the court granted our motion to strike the punitive and emotional damage claims of the complaint and sustained our demurrer on all counts, with leave to amend the complaint on the breach of (assumed) contractual obligations, civil conspiracy and fraudulent transfer counts. Then, on February 20, 2002, the court granted our demurrer to plaintiffs’ amended complaint on all counts with leave to amend on a “successor liability” theory. Plaintiffs subsequently failed to pursue the matter any further in the lower court, and the action was dismissed with prejudice on March 29, 2002. On May 6, 2002, however, we were served with plaintiffs’ Notice of Appeal and on July 23, 2002, plaintiffs filed their appellate brief. We believe that the Superior Court correctly dismissed the suit at the pleadings stage, and therefore the appeal will not be successful. We also believe that if the appeal were to be successful and if the suit were to be reinstated, that the suit is without merit and would fail. However, as with all litigation, there can be no assurance that this litigation will ultimately be decided in our favor.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following tables set forth certain information about our directors and executive officers:

Name	Position	Age	Officer Since
James A. Konrath	Chairman of the Board and Chief Executive Officer	56	1990
Ray W. McKewon	Executive Vice President, Secretary and Director	54	1990
Joseph J. Lydon	President and Chief Operating Officer	43	1997
John S. Buchanan	Chief Financial Officer	47	2001
Jeffrey W. Crawford	Director of Operations	48	1999
David E. Hertzel	General Counsel	47	1995
James Pathman	Chief Information Officer	38	2001
Robert A. Prentice	Director of Business Intelligence	70	1995
Juanita L. Rosenfeld	Director of Capital Markets	42	1998
Joseph F. Weinbrecht	Director of Human Resources and Administration	57	1999

Name	Position	Age	Director Since
Class I directors whose terms expire at the 2003 Annual Meeting of Stockholders:
James A. Konrath	Chairman of the Board and Chief Executive Officer	56	1990
John M. Robbins(1)(2)	Director	55	1996
Gary M. Erickson(2)	Director	51	(3)

Class II directors whose terms expire at the 2004 Annual Meeting of Stockholders:
Ray W. McKewon	Executive Vice President, Secretary and Director	54	1990
James H. Berglund(1)(2)(4)	Director	70	1999

Class III directors whose terms expire at the 2005 Annual Meeting of Stockholders:
Jody A. Gunderson(1)(4)	Director	39	2000
Richard T. Pratt(1)(4)	Director	65	(3)

(1)	Member of the audit committee
(2)	Member of the nominating and corporate governance committee
(3)	To be appointed to our board of directors and respective committees shortly after the closing of this offering
(4)	Member of the compensation committee

James A. Konrath co-founded our company and has served as our Chairman of the Board and Chief Executive Officer since its formation in 1990. In addition, Mr. Konrath served as our President from 1990 to 1998. Prior to founding our company, Mr. Konrath was the President and Chief Executive Officer of Security Pacific Financial Services, Inc., where he managed over 1,900 people in more than 300 consumer finance offices, from 1986 to 1989. From 1983 to 1986, Mr. Konrath was the President and Chief Executive Officer of Security Pacific Housing Services, where he founded a new subsidiary focused on manufactured housing loans. Mr. Konrath earned his Bachelor of Arts degree in Accounting with a minor in Economics from the University of Wisconsin—Whitewater in 1969.

Ray W. McKewon co-founded our company and has served as our Executive Vice President, Secretary and a director since its formation in 1990. From 1980 to 1990, Mr. McKewon was a managing partner of the Enterprise Management Company, a venture capital firm that he co-founded. Mr. McKewon is also a director of American Residential Investment Trust, Inc., a real estate investment trust and mortgage origination company that trades on the New York Stock Exchange. Mr. McKewon earned his Bachelor of Science degree in Mathematics and his Bachelor of Arts degree in English from the University of Oklahoma in 1970, and his Masters degree in Business Administration from Pepperdine University in 1975.

Joseph J. Lydon has served as our President and Chief Operating Officer since May 1998. From February 1997 until that time, Mr. Lydon was our Director of Sales and Marketing. From 1993 to 1997, Mr. Lydon was the

Executive Vice President for the western division of Ford Consumer Finance, a division of The Associates First Capital Corporation. From 1977 to 1993, Mr. Lydon worked at Security Pacific Financial Services, Inc. where he ultimately became a Senior Vice President with full profit and loss responsibilities and oversight of six divisions. Mr. Lydon earned his Bachelor of Science degree in Management from Pepperdine University in 1991.

John S. Buchanan has served as our Chief Financial Officer since April 2001. Prior to joining us, Mr. Buchanan was Controller of GreenPoint Credit, a subprime consumer finance entity, from 1998 to 2001. There, Mr. Buchanan was responsible for accounting, planning, financial analysis, cash management and facilities. From 1992 to 1998, Mr. Buchanan was Senior Vice President and Chief Financial Officer of GreenPoint Credit’s predecessor, BankAmerica Housing Services. From 1981 to 1990, Mr. Buchanan worked for Security Pacific Financial Services, Inc. where he ultimately became Vice President of Financial Planning and Analysis. Mr. Buchanan earned his Bachelor of Science degree in Business in 1978 from San Diego State University.

Jeffrey W. Crawford has served as our Director of Operations since January 1999. Mr. Crawford oversees the corporate underwriting, loan closing, post-closing and asset management/servicing departments. From 1994 to 1999, Mr. Crawford held various positions with Ford Consumer Finance, the most recent of which was Senior Vice President-Division Manager. From 1983 to 1994, Mr. Crawford was the Branch Manager, Director of Credit Scoring Systems, Assistant Vice President Administration and Vice President of Consumer Administration for Security Pacific Financial Services, Inc. Mr. Crawford earned his Bachelor of Science degree in Business from Iowa State University in 1977.

David E. Hertzel has served as our General Counsel since December 1995. Mr. Hertzel is responsible for regulatory compliance, licensing and qualification, corporate record-keeping, litigation, contract negotiation and all other legal matters. Prior to joining us, Mr. Hertzel was Vice President and Senior Counsel of American Residential Mortgage Corporation, from 1991 to 1994. From 1988 to 1991, he was Vice President and Senior Counsel of Imperial Savings Association. Mr. Hertzel earned his Juris Doctor degree from the University of Utah College of Law in 1980 and is a member of the State Bar of California.

James Pathman has served as our Chief Information Officer since December 2001. Prior to joining us, Mr. Pathman was the Chief Information Officer and Chief Technology Officer at Option One Mortgage, from 1992 to 2001. Mr. Pathman earned his Bachelor of Arts degree in Business Administration from San Diego State University in 1989.

Robert A. Prentice has been employed with us since September 1995, most recently as Director of Business Intelligence. From 1995 to 2001, Mr. Prentice was our Chief Financial Officer. From 1986 to 1995, Mr. Prentice was the President and Chief Executive Officer of Security Pacific International Finance, Inc. From 1981 to 1986, Mr. Prentice was the Chief Financial Officer of Security Pacific Financial Services System, Inc., where he directed treasury operations, annual budget preparation, strategic planning and detailed analyses of the ten subsidiary companies. From 1978 to 1981, Mr. Prentice was the Chief Financial Officer of Security Pacific International Finance, Inc., which operated finance companies in five countries. Mr. Prentice earned his Bachelor of Arts degree in Economics from Middlebury College in 1954.

Juanita L. Rosenfeld has served as our Director of Capital Markets since February 1998. Prior to joining us, Ms. Rosenfeld was Vice President of Portfolio Lending for Ocean West Funding from 1997 to 1998. From 1993 to 1997, Ms. Rosenfeld was the Vice President of Acquisitions with Ford Consumer Finance. Ms. Rosenfeld earned her Bachelor of Arts degree in Social Relations from the University of California at Riverside in 1982.

Joseph F. Weinbrecht has served as our Director of Human Resources and Administration since July 1999. Prior to joining us, Mr. Weinbrecht conducted his own consulting and training practice from 1992 to 1999. From 1981 to 1992, Mr. Weinbrecht held the positions of Vice President of Training, Senior Vice President of Marketing, and ultimately Director of Human Resources of the Consumer Finance Group at Security Pacific

Financial Services, Inc. Mr. Weinbrecht earned his Bachelor of Arts degree in History from St. John’s University in 1965, and his Masters degree in Human Resources and Organization Development from the University of San Francisco in 1992.

James H. Berglund has served as a director of our company since September 1999. Mr. Berglund currently serves as a general partner and managing member of Enterprise Partners Venture Capital, positions he has held since 1985. Prior to his current positions with Enterprise Partners Venture Capital, Mr. Berglund was President and a director of Continuous Curve Contact Lenses, Inc., a publicly traded company in the contact lens field that was acquired by Revlon in 1980. Mr. Berglund earned his Bachelor of Science degree in Economics from the University of Wisconsin in 1954 and Doctor of Optometry degree from Pacific University in 1960. Mr. Berglund is a board member and compensation committee member of several private companies and a director of Captiva Software Corporation, a publicly traded company.

Jody A. Gunderson has served as a director of our company since January 2000. Ms. Gunderson currently serves as a senior trader in the Value Investment Group of Cargill Financial Services Corporation, a position that she has held since 1998. In that position Ms. Gunderson manages investments in portfolios of credit-intensive residential mortgage loans and consumer loans and manages co-investment and servicing relationships. From 1994 to 1998, Ms. Gunderson served as an investment manager at Cargill Financial Services Corporation, providing capital to subprime mortgage companies and other specialty finance companies. From 1985 to 1994, Ms. Gunderson worked at PricewaterhouseCoopers LLP. She was a manager in the financial services industry practice where she served investment fund, commercial banking and thrift clients. Ms. Gunderson earned her Bachelor of Science degree in Accounting from the University of Minnesota in 1986 and is a certified public accountant.

John M. Robbins has served as a director of our company since February 1996. Mr. Robbins also currently serves as Chairman of the Board of Directors and Chief Executive Officer of American Residential Investment Trust, Inc., and its wholly owned subsidiary American Mortgage Network, which positions he has held since the formation of each company in 1997 and 2001, respectively. From 1990 to 1994, Mr. Robbins was Chairman of the Board of Directors of American Residential Mortgage Corporation, which is not related to American Residential Investment Trust, Inc., and President of that company from the time he co-founded it in 1983. He also served as Executive Vice President of Imperial Savings Association from 1983 to 1987. Mr. Robbins has worked in the mortgage banking industry since 1973. He served on the first Board of Directors of the Mortgage Bankers Association and will rejoin this Board in October 2002. He has also served two terms on the Board of Governors (the predecessor to the Board of Directors). He has served on Fannie Mae’s Western Regional Advisory Board and on Fannie Mae’s National Advisory Board. Additionally he serves as Chairman of the Advisory Board for the University of San Diego’s Real Estate Institute. Mr. Robbins also serves as a director of Garden Fresh Restaurant Corporation and on the Board of Trustees of the University of San Diego.

Gary M. Erickson will become a director of our company shortly after the closing of this offering. Mr. Erickson has served as a director of our wholly owned operating company’s wholly owned subsidiary, Accredited Home Capital, Inc., since 1995. Mr. Erickson is an active duty Navy Captain currently in command of a Navy reserve region consisting of 10,000 personnel assigned to 330 reserve units. He has served as the Deputy Commander and Chief of Staff for the Commander, Naval Surface Forces, U.S. Pacific Fleet. As a commander, he performed Chief Executive Officer equivalent functions for operational forces comprised of 5,500 personnel assigned to twelve Navy ships and managed assets valued in excess of $8 billion. As Chief of Staff, he performed Chief Operating Officer equivalent functions for the 23,000 personnel assigned to all Navy ships and shore support activities in the Pacific Fleet. Mr. Erickson has served in the Navy since 1974. Mr. Erickson earned a Juris Doctor degree from the Lewis and Clark Law School in 1983 and a Master of Laws degree in Taxation from the University of San Diego School of Law in 1992 and is a member of the State Bar of Oregon.

Richard T. Pratt, DBA will become a director of our company shortly after the closing of this offering. Dr. Pratt is currently the Chairman of Richard T. Pratt Associates, a position he has held since 1992, at which he performs consulting activities. Dr. Pratt also held the positions of Associate Professor and Professor of Finance at the David Eccles School of Business at the University of Utah from 1966 to 1997, when he retired. From 1991 to 1994, Dr. Pratt served as Managing Director of the Financial Institutions Group of Merrill Lynch. From 1983 to 1991, Dr. Pratt served as Chairman of Merrill Lynch Mortgage, Inc., a subsidiary of Merrill Lynch & Company. Dr. Pratt was Chairman of the Federal Home Loan Mortgage Corporation from 1981 to 1983, and served as Chairman of the Federal Savings and Loan Insurance Corporation from 1981 to 1983. Dr. Pratt was the presidential appointee serving as Chairman of the Federal Home Loan Bank Board from 1981 to 1983. Dr. Pratt also currently serves as a director of American Residential Investment Trust, Inc., a position he has held since 1997, and as a director of Celtic Bank, Salt Lake City, a position he has held since 2001. Dr. Pratt received his Bachelor of Science degree in Finance from the University of Utah in 1960, his Masters in Business Administration from the University of Utah in 1961, and his Doctor of Business Administration from Indiana University in 1966.

Board Composition

Our board of directors currently consists of five members. Of the five board members, three are not and have never been employees of our company or any of our subsidiaries (the “Independent Directors”). Shortly after the closing of this offering, two additional Independent Directors will be appointed to our board of directors and our board of directors will be divided into three classes, as nearly equal in number as possible. Each class, upon election or re-election at an annual meeting of stockholders, will serve a three-year term. Our bylaws provide that the authorized number of directors, which is currently seven, may be changed only by a resolution adopted by a majority of the total number of authorized directors. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or changes in our management.

James H. Berglund was appointed to our board of directors as a representative of the holders of our Series A preferred stock, pursuant to a voting agreement. This voting agreement terminates upon the closing of this offering, and all directors will be elected in the future at duly called stockholders’ meetings, by a plurality of the vote.

Ray W. McKewon is our Executive Vice President, Secretary and a member of our board of directors, and is also a member of the board of directors of American Residential Investment Trust, Inc. John M. Robbins is the Chairman of the Board and Chief Executive Officer of American Residential Investment Trust, Inc., and is also a member of our board of directors, audit committee and nominating and corporate governance committee. Richard T. Pratt will be a member of our board of directors, audit committee and compensation committee shortly after the closing of this offering, and is also currently a member of the board of directors of American Residential Investment Trust, Inc.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Upon the effective date of this offering, the audit committee will consist of Mr. Berglund, Ms. Gunderson and Mr. Robbins, each of whom are Independent Directors. The audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions. We intend to add Dr. Pratt to this committee and remove Mr. Berglund upon Dr. Pratt’s appointment to our board of directors.

Upon the effective date of this offering, the compensation committee will consist of Mr. Berglund and Ms. Gunderson, each of whom are Independent Directors. We intend to add Dr. Pratt to this committee upon his appointment to our board of directors. The compensation committee makes decisions and recommendations regarding salaries, benefits and incentive compensation for our executives.

Upon the effective date of this offering, the nominating and corporate governance committee will consist of Messrs. Berglund and Robbins, each of whom are Independent Directors. We intend to add Mr. Erickson to this committee upon his appointment to our board of directors. The nominating and corporate governance committee assists the board of directors in fulfilling its responsibilities by reviewing and reporting to the board of directors on (i) corporate governance compliance mechanisms, (ii) potential conflicts of interest, (iii) corporate governance roles of management and directors, and (iv) board of directors’ process enhancement, and by making recommendations and reports with respect to the functions of and potential candidates to the board of directors and its committees.

The board of directors may establish other committees as it deems necessary or appropriate from time to time, including, but not limited to, an executive committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be one of our officers or employees. Mr. Konrath, our Chairman of the Board and Chief Executive Officer, was a member of our compensation committee, but he will resign on the effective date of the offering to ensure that the compensation committee consists of independent, non-management directors. We do not have any interlocking relationships between our executive officers and compensation committee and the executive officers and compensation committee of any other entities, nor has any such interlocking relationship existed in the past. See “—Board Composition.”

Compensation of Directors

We intend to pay our Independent Directors the following fees, on a quarterly basis, related to activities of our board of directors, but not the board of directors of any of our subsidiaries:

• annual retainer	$20,000

• per board meeting	$1,000

• per committee meeting	$500

We will reimburse all Independent Directors for expenses incurred to attend meetings of our board of directors or its committees, promptly after such expense is incurred. Our 2002 Stock Option Plan (the “2002 Plan”) also provides for automatic grants of stock options to our non-employee directors in order to provide them with additional incentives and, therefore, to promote the success of our business. The 2002 Plan provides for an initial, automatic grant of an option to purchase 17,500 shares of our common stock to each non-employee director who is a non-employee director on the date the 2002 Plan is effective or who first becomes a non-employee director after the date the 2002 Plan is effective. The 2002 Plan also provides for an annual grant of an option to purchase 7,500 shares of our common stock to each non-employee director on the date of each annual meeting of the stockholders which occurs on or after the date the 2002 Plan is effective. Notwithstanding the foregoing, a non-employee director granted an initial option on, or within a period of six months prior to, the date of an annual meeting of stockholders will not be granted an annual option with respect to that annual stockholders’ meeting. Each initial and annual option will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years. Both the initial options and the annual options granted to newly elected or appointed non-employee directors will vest and become exercisable in four substantially equal installments on each of the four anniversaries of the date of grant of the option. All automatic non-employee director options granted under the 2002 Plan will be nonstatutory stock options. They must be exercised, if at all, within 12 months after a non-employee director’s termination of service with us by reason of death or disability and otherwise within six months after termination of service, but in no event later than the expiration of the option’s term. In the event of our merger with another corporation or another change in control event, all automatic non-employee director options will become fully vested and exercisable.

Indemnification of Directors and Executive Officers and Limitation on Liability

We have adopted provisions in our certificate of incorporation, permitted by Delaware law, which provide that our directors will not be liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law.

Our bylaws provide that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We intend to enter into indemnification agreements with each of the following individuals which may, in some cases, be broader than the specific indemnification provisions contained in Delaware law:

James A. Konrath	Joseph J. Lydon	Ray W. McKewon
John S. Buchanan	Jeffrey W. Crawford	David E. Hertzel
James Pathman	Robert A. Prentice	Juanita L. Rosenfeld
Joseph F. Weinbrecht	James H. Berglund	Jody A. Gunderson
John M. Robbins	Gary M. Erickson	Richard T. Pratt

We intend to enter into indemnification agreements with each of our future directors and executive officers. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We maintain directors’ and officers’ liability insurance and intend to continue to maintain this insurance in the future. We also have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Executive Compensation

The following table sets forth, for the year ended December 31, 2001, all compensation earned for services rendered to us in all capacities by our chief executive officer and each of our other top four executive officers whose salary and bonus exceeded $100,000 in 2001. These five officers are referred to as the “named executive officers” in this prospectus. No individual who would otherwise have been includable in such table has resigned or otherwise terminated his employment during 2001. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or ten percent (10%) of the total annual salary and bonus earned by each of the named executive officers in 2001. In addition, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation		Long Term Compensation
Name and Principal Position			Securities Underlying Options(#)	All Other Compensation(1)
	Salary	Bonus
James A. Konrath	$228,742	$285,198	—	$5,250
Chairman and Chief Executive Officer
Ray W. McKewon	$228,158	$285,198	—	$5,250
Executive Vice President, Secretary and Director
Joseph J. Lydon	$249,773	$312,216	—	$104,417	(2)
President and Chief Operating Officer
Jeffrey W. Crawford	$158,955	$111,269	2,500	$5,250
Director of Operations
David E. Hertzel	$136,972	$95,880	3,500	$5,250
General Counsel

(1)	Includes contributions made by us to our 401(k) plan on behalf of such officers.
(2)	Includes supplemental income to Mr. Lydon pursuant to a letter agreement dated August 1, 2001. See “Certain Relationships and Related Transactions.”

Option Grants in Last Fiscal Year

The following table sets forth, for the year ended December 31, 2001, certain information regarding options granted to each of the named executive officers, including the potential realizable value over the ten-year term of the options, based upon assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to the named executive officers during 2001.

	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted		Percentage of Total Options Granted to Employees in 2001	Exercise Price Per Share	Fair Value Price on Date of Grant	Expiration Date	0%	5%	10%
James A. Konrath	—		—	—	—	—	—	—	—
Ray W. McKewon	—		—	—	—	—	—	—	—
Joseph J. Lydon	—		—	—	—	—	—	—	—
Jeffrey W. Crawford	2,500	(1)	0.4%	$1.50	$1.51	3/1/11	$25.00	$2,399.08	$6,041.38
David E. Hertzel	3,500	(1)	0.6%	$1.50	$1.51	3/1/11	$35.00	$3,358.71	$8,457.93

(1)	1/4 vests on the anniversary of the option grant date and 1/48 vests each month thereafter.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

The following table sets forth, with respect to each of the named executive officers, information regarding the number and value of securities underlying unexercised options held by the named executive officers as of December 31, 2001.

	Number of Shares Acquired on Exercise	Value Realized	Fair Value Price at December 31, 2001	Number of Securities Underlying Unexercised Options at December 31, 2001		Value of Unexercised In-The-Money Options at December 31, 2001(1)
Name				Exercisable	Unexercisable	Exercisable	Unexercisable
James A. Konrath	—	—	—	—	—	—	—
Ray W. McKewon	—	—	—	—	—	—	—
Joseph J. Lydon	1,000,000	$910,000	$2,790,000	—	—	—	—
Jeffrey W. Crawford	20,000	$25,800	$55,800	11,250	16,250	$14,513	$20,963
David E. Hertzel	20,000	$41,200	$55,800	15,271	6,730	$27,825	$8,682

(1)
The fiscal year-end value of “in-the-money” stock options represents the difference or a portion of the difference between the exercise price of such options, and the fair value of our common stock as of December 31, 2001. The fair value of our common stock on December 31, 2001 determined for financial reporting purposes on such date was $2.79 per share. The actual value of “in-the-money” stock options will depend upon the trading price of our common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The employment of our executive officers is at-will. We have not entered into employment agreements with any of our executive officers. At the time of commencement of employment, our employees generally execute an agreement in which they agree that their employment will be at-will.

Stock Option and Stock Purchase Plans

1995 Executive Stock Option Plan

Our 1995 Executive Stock Option Plan (the “Executive Plan”) was adopted by our board of directors and approved by our stockholders on February 2, 1995. A total of 1,693,574 shares of our common stock are authorized and reserved for issuance under the Executive Plan. The Executive Plan provides for the grant of incentive stock options to employees (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) and for the grant of nonstatutory stock options to employees, directors and consultants.

The Executive Plan is administered by our board of directors (or a committee thereof). Subject to the provisions of the Executive Plan, the board (or committee) has the authority to select the persons to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock covered by the option, (ii) when the option becomes exercisable, (iii) the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant, in the case of options granted to persons who own 10% or more of the total combined voting power of our stock (or the stock of any parent or subsidiary of ours) (a “10% Stockholder”), must be at least 110% of the fair market value of a share of common stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant, and (iv) the duration of the option (which may not exceed ten years, or five years for incentive stock options granted to 10% Stockholders). Generally, options granted under the Executive Plan vest as to  1/4th of the shares on the first anniversary of the date of grant, and as to  1/48th every month thereafter, and are non-transferable other than by will or the laws of descent and distribution. In the event of certain changes in control of our company, any unexercised and/or unvested options granted under the Executive Plan will be immediately exercisable and fully vested as of the closing of the change in control transaction. Any options under the Executive Plan which are not exercised as of the date of a change in control will terminate and cease to be outstanding effective as of the date of the change in control.

As of August 1, 2002, options to purchase a total of 206,500 shares at a weighted average exercise price of $0.79 per share were outstanding. Options granted under the Executive Plan will remain outstanding in accordance with their terms, but our board of directors has determined that no further options will be granted under the Executive Plan after the closing of this offering and the adoption of our new 2002 Stock Option Plan.

1995 Stock Option Plan

Our 1995 Stock Option Plan (the “1995 Plan”) was adopted by our board of directors and approved by our stockholders on February 13, 1995. A total of 674,944 shares of our common stock are authorized and reserved for issuance under the 1995 Plan. The 1995 Plan provides for the grant of incentive stock options to employees (within the meaning of Section 422 of the Code) and for the grant of nonstatutory stock options to employees, directors and consultants.

The 1995 Plan is administered by our board of directors (or a committee thereof). Subject to the provisions of the 1995 Plan, the board (or committee) has the authority to select the persons to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock covered by the option, (ii) when the option becomes exercisable, (iii) the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant, in the case of options granted a 10% Stockholder, must be at least 110% of the fair market value of a share of common stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant, and (iv) the duration of the option (which may not exceed ten years, or five years for incentive stock options granted to 10% Stockholders). Generally, options granted under the 1995 Plan vest as to  1/4th of the shares on the first anniversary of the date of grant, and as to  1/48th every month thereafter, and are non-transferable other than by will or the laws of descent and distribution. In the event of certain changes in control of our company, the acquiring or successor corporation may assume or substitute for options outstanding under the 1995 Plan, or such options will terminate.

As of August 1, 2002, options to purchase a total of 376,549 shares at a weighted average exercise price of $1.54 per share were outstanding. Options granted under the 1995 Plan will remain outstanding in accordance with their terms, but our board of directors has determined that no further options will be granted under the 1995 Plan after the closing of this offering and the adoption of our new 2002 Stock Option Plan.

1998 Stock Option Plan

Our 1998 Stock Option Plan (the “1998 Plan”) was adopted by our board of directors and approved by our stockholders on March 1, 1998. A total of 1,211,373 shares of our common stock are authorized and reserved for issuance under the 1998 Plan. The 1998 Plan provides for the grant of incentive stock options to employees (within the meaning of Section 422 of the Code) and for the grant of nonstatutory stock options to employees, directors and consultants.

The 1998 Plan is administered by our board of directors (or a committee thereof). Subject to the provisions of the 1998 Plan, the board (or committee) has the authority to select the persons to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock covered by the option, (ii) when the option becomes exercisable, (iii) the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant, in the case of options granted to a 10% Stockholder, must be at least 110% of the fair market value of a share of common stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant, and (iv) the duration of the option (which may not exceed ten years, or five years for incentive stock options granted to 10% Stockholders). Generally, options granted under the 1998 Plan vest as to  1/4th of the shares on the first anniversary of the date of grant, and as to  1/48th every month thereafter, and are non-transferable other than by will or the laws of descent and distribution. In the event of certain changes in control of our company, the acquiring or successor corporation may assume or substitute for options outstanding under the 1998 Plan, or such options will terminate.

As of August 1, 2002, options to purchase a total of 1,127,377 shares at a weighted average exercise price of $2.07 per share were outstanding. Options granted under the 1998 Plan will remain outstanding in accordance with their terms, but our board of directors has determined that no further options will be granted under the 1998 Plan after the closing of this offering and the adoption of the new 2002 Stock Option Plan.

2002 Stock Option Plan

Our 2002 Stock Option Plan (the “2002 Plan”) was adopted effective as of the closing of this offering by our board of directors on June 24, 2002, and we anticipate stockholder approval of the 2002 Plan in September 2002. A total of 2,221,039 shares of our common stock are authorized and reserved for issuance under the 2002 Plan. This share reserve includes the number of shares remaining available for option grants and the number of options outstanding under the Executive Plan, the 1995 Plan and the 1998 Plan. The total number of shares available for grant under the 2002 Plan will, at any time, be determined by subtracting the number of options outstanding under the Executive Plan, the 1995 Plan, the 1998 Plan and the 2002 Plan from this total share reserve. As options are canceled, forfeited or otherwise expire unexercised under the Executive Plan, the 1995 Plan or the 1998 Plan, the shares underlying such options will be available for issuance under the 2002 Plan. The number of shares of common stock available for option grants under the 2002 Plan will be cumulatively increased on January 1, 2003 and July 1, 2003 and each January 1 and July 1 thereafter until July 1, 2012 by (1) the difference

(calculated as of the immediately preceding December 31 and June 30, as applicable) between 12.0% of the total issued and outstanding shares of common stock and the sum of (a) the number of shares subject to options under the 2002 Plan, (b) the number of shares subject to options under the Executive Plan, the 1995 Plan and the 1998 Plan, and (c) the number of shares available for grant under the 2002 Plan, or (2) such lesser number of shares as may be determined by our board of directors. As of August 1, 2002, no options to purchase shares of common stock were outstanding under the 2002 Plan. Appropriate adjustments will be made to the share reserve and to options outstanding under the 2002 Plan in the event of any change in our capital structure. If any option granted under the 2002 Plan expires or terminates, the shares subject to the expired or terminated portion will again become available for issuance under the 2002 Plan.

The 2002 Plan is administered by our board of directors (or a committee thereof), who determine, consistent with the provisions of the plan, the persons to whom options are granted and all of the terms and conditions of options. The administrator has the authority to construe and interpret the terms of the 2002 Plan and options granted under it and to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding option without the consent of the affected optionee.

The 2002 Plan authorizes the administrator to grant options in the form of incentive stock options or nonstatutory stock options. While incentive stock options may be granted only to employees, including officers and employee directors, nonstatutory stock options may be granted to employees, consultants and non-employee directors.

The 2002 Plan also provides for automatic grants of stock options to non-employee directors in order to provide them with additional incentives and, therefore, to promote the success of our business. The 2002 Plan provides for an initial, automatic grant of an option to purchase 17,500 shares of our common stock to each non-employee director who is a non-employee director on the date the 2002 Plan is effective or who first becomes a non-employee director after the date the 2002 Plan is effective. The 2002 Plan also provides for an annual grant of an option to purchase 7,500 shares of our common stock to each non-employee director on the date of each annual meeting of stockholders which occurs on or after the date the 2002 Plan is effective. Notwithstanding the foregoing, a non-employee director granted an initial option on, or within a period of six months prior to, the date of an annual meeting of the stockholders will not be granted an annual option with respect to that annual stockholders’ meeting. Each initial and annual option will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years. Both the initial options and the annual options granted to newly elected or appointed non-employee directors will vest and become exercisable in four substantially equal installments on each of the four anniversaries of the date of grant of the option. All automatic non-employee director options granted under the 2002 Plan will be nonstatutory stock options. They must be exercised, if at all, within 12 months after a non-employee director’s termination of service with us by reason of death or disability and otherwise within six months after termination of service, but in no event later than the expiration of the option’s term. In the event of our merger with another corporation or another change in control event, all automatic non-employee director options will become fully vested and exercisable.

Stock options generally are nontransferable by a director other than by will or by the laws of descent and distribution and are exercisable during the director’s lifetime only by the director, although such director stock options granted under the 2002 Plan may be assigned or transferred to certain family members or entities established for their benefit to the extent permitted by the Board and set forth in the option agreement. The plan provides that the acquiring corporation may assume outstanding options or substitute new options of equivalent value. However, if the acquiring corporation refuses to assume or substitute for our outstanding options, then outstanding options will terminate on the change in control to the extent not previously exercised.

The exercise price per share of incentive stock options granted to employees under the 2002 Plan must be at least equal to the fair market value of a share of our common stock on the date of grant, while the exercise price per share of nonstatutory stock options must be at least 85% of such fair market value. However, the exercise price per share of an incentive stock option granted to any 10% Stockholder must equal at least 110% of the fair market value of a share of our common stock on the grant date, and the term of such incentive stock option must not exceed five years. The terms of all other options granted under the 2002 Plan may not exceed ten years. The administrator has the discretion to determine the vesting provisions and exercise requirements, if any, of all options granted under the plan. Unless longer periods are authorized by the administrator, options granted under the 2002 Plan generally must be exercised, if at all, within six months after an optionee’s termination of service due to death or disability and otherwise within 90 days after an optionee’s termination of service, but in no event later than the expiration of the option’s term. Options granted under the 2002 Plan generally are not transferable by an optionee other than by will or the laws of descent and distribution, except that, with the consent of the administrator, an optionee may transfer a nonstatutory stock option to certain family members or entities established for their benefit.

In the event of our merger with another corporation or another change in control event, the acquiring corporation may assume outstanding options or substitute new options of equivalent value. Any stock options not assumed by the acquiring corporation or exercised prior to a change in control will terminate on the change in control. The 2002 Plan authorizes the administrator to provide in any option agreement for acceleration of vesting in connection with a change in control to such extent and on such terms as the administrator determines.

2002 Employee Stock Purchase Plan

Our 2002 Employee Stock Purchase Plan (the “2002 ESPP”) was adopted effective as of the closing of this offering by our board of directors on June 24, 2002, and we anticipate stockholder approval in September 2002. A total of 1,000,000 shares of our common stock are authorized and reserved for issuance under the plan, to be cumulatively increased on January 1, 2003 and each January 1 thereafter through January 1, 2012 by an amount equal to the lesser of (a) 5% of the outstanding shares of our common stock on the immediately preceding December 31, (b) 500,000 shares, or (c) a lesser amount determined by our board of directors. Appropriate adjustments will be made to these limits and to purchase rights outstanding under the plan in the event of any change in our capital structure. If any purchase right granted under the 2002 ESPP expires or terminates, the shares subject to the unexercised portion will again become available for issuance under the plan.

The 2002 ESPP is intended to qualify under Section 423 of the Code. It will be administered by our board of directors (or a committee thereof), who will have the authority to interpret and apply its provisions. The plan will generally be implemented through sequential six-month offering periods, although offering periods of up to 27 months are permitted. Offering periods generally start on the first trading day on or after January 1 and July 1 of each year, except that the first offering period will commence on the closing of this offering and end on or about June 30, 2003.

Employees, including officers and employee directors, are eligible to participate in the 2002 ESPP if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, any employee who immediately after receiving the grant of a purchase right would own or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock may not be granted a purchase right under the plan. Further, no employee may accrue rights to purchase shares under the plan at a rate which exceeds $25,000 worth of stock, measured at the beginning of the offering period, for each calendar year in which the purchase right is outstanding at any time. Purchase rights granted under the 2002 ESPP are not transferable by a participant other than by will or the laws of descent and distribution.

The 2002 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of the participant’s compensation. Such amounts are applied to the purchase from us of shares of our common stock at the end of each offering period at a price which is generally 85% of the lower of the fair market value of the common stock on either the first day of the offering period or the last day of the offering period. The maximum number of shares a participant may purchase in any offering period is the lesser of 1,500 shares or a number of shares determined by dividing $12,500 by the fair market value of a share of our common stock at the beginning of the offering period. Participants may voluntarily end their participation at any time during an offering period, and participation ends automatically on termination of employment with us.

The 2002 ESPP provides that, in the event of our merger with another corporation or another change in control event, each outstanding purchase right may be assumed by the acquiring corporation. If the acquiring corporation refuses to assume the outstanding purchase rights, the offering period then in progress will be shortened and a new purchase date will be set prior to the change in control. The 2002 ESPP will terminate when all of the authorized shares have been issued, unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination of the plan may adversely affect any outstanding purchase right without the consent of the affected participant.

Deferred Compensation Plan

Our board of directors adopted the Accredited Home Lenders Holding Co. Deferred Compensation Plan (the “Plan”) effective as of October 1, 2002. The Plan requires stockholder approval, which we anticipate receiving in September 2002. A total of 2,000,000 shares of our common stock is authorized and reserved for issuance under the plan. Appropriate adjustments will be made to this share reserve in the event of any change in our capital structure. If any share awarded under the plan is forfeited prior to vesting, the forfeited shares will again become available for issuance under the plan. The plan is an unfunded, nonqualified deferred compensation plan that benefits directors, certain designated key members of management and highly compensated employees.

Under this plan, an employee may defer up to 100% of his or her base salary, director fee, bonus and/or commissions on a pre-tax basis. We may make both voluntary and/or matching contributions to the plan on behalf of plan participants. We may make voluntary and/or matching contributions in the form of our common stock. A participant in the plan must defer a minimum of $5,000 each plan year in order to participate. An amount equal to the participant’s deferral election, company voluntary contribution and/or matching contribution is invested at the direction of the participant, in a portfolio of phantom investments selected from the available investments under the plan, which are tracked by an administrator. Any contributions made by us in the form of our common stock may not be invested in, or deemed invested in, any other investment fund available under the plan and shall only be distributed from the plan in the form of our common stock. All plan assets are corporate assets rather than individual property and are therefore subject to creditors’ claims against us.

401(k) Plan

We provide a tax-qualified employee savings and retirement plan (the “401(k) Plan”) which covers our eligible employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current annual compensation up to the lesser of 20% or the statutorily prescribed limit ($11,000 in calendar year 2001), and have the amount of such reduction (“elective deferrals”) contributed to the 401(k) Plan. The 401(k) Plan is intended to qualify under Sections 401(a) and 401(k) of the Code, so that contributions by us or our employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions will be deductible by us when made. We match 50% of the amount an employee contributes to the 401(k) Plan, subject to a 6% maximum based on the employee’s compensation as defined in the 401(k) Plan. We made $504,000 of matching contributions to the 401(k) Plan in 2000 and $742,000 in 2001. We may terminate such matching contributions at any time by an appropriate amendment to the 401(k) Plan. The trustee of the 401(k) Plan invests the assets of the 401(k) Plan in various investment options as directed by the participants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1999, there has been no transaction to which we were a party in which the amount involved exceeded $60,000 and in which any director, executive officer, holder of more than five percent of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had a direct or indirect material interest, other than the compensation agreements, including stock option agreements, and other agreements and transactions which are described in “Management” and the transactions described below. These related-party transactions were each negotiated on an arms-length basis and were on no less favorable terms to us than would have been given to a third party. We are also not currently proposing to enter into any such transactions.

On August 1, 2001, Joseph J. Lydon, our President and Chief Operating Officer and a holder of 7.4% of our common stock on an as-converted basis prior to this offering, issued a promissory note to us in order to exercise his options to purchase 1,000,000 shares of our common stock. The promissory note is due on the earlier of (i) August 1, 2005 or (ii) the termination of Mr. Lydon’s employment with us. The principal amount of the note is $1,250,000, which amount is accruing interest at a rate of 10.6% per annum. Mr. Lydon may prepay the entire principal balance of the note at any time; however, interest on the entire original principal will still be due and payable on each anniversary of the date of the note through the maturity date of the note. This promissory note is full recourse and is secured by Mr. Lydon’s 1,000,000 shares of our common stock, pursuant to a stock pledge agreement. Pursuant to a letter from us to Mr. Lydon dated August 1, 2001, we agreed to pay Mr. Lydon supplemental compensation payments of $238,000 on August 1, 2002 and on each August 1 thereafter through August 1, 2005. If Mr. Lydon’s employment with us terminates before August 1, 2005, he is entitled to a pro rata portion of such compensation through the date of termination. In addition, on June 13, 2002, we made a loan to Mr. Lydon to cover certain income taxes payable in connection with his exercise of options. The principal amount of the loan is $30,532, which amount is accruing interest at a rate of 10.0%. The note is due on the earlier of (i) June 13, 2006 or (ii) the termination of Mr. Lydon’s employment with us. Mr. Lydon may prepay the entire principal balance of the note at any time.

In connection with the issuance of certain stock option grants to Mr. Lydon, we entered into stock redemption agreements with two of our executive officers, James A. Konrath (a holder of 14.9% of our common stock on an as-converted basis prior to this offering) and Ray W. McKewon (a holder of 7.5% of our common stock on an as-converted basis prior to this offering), on June 1, 1998 and August 1, 1999, whereby we agreed to redeem up to a certain number of shares of our common stock from each of those officers upon Mr. Lydon’s exercise of certain options. All shares of our common stock required to be redeemed pursuant to these agreements were redeemed when Mr. Lydon exercised his options to purchase 1,000,000 shares of our common stock on August 1, 2001. In particular, we redeemed 125,000, 62,500, and 62,500 shares of common stock from Mr. Konrath, Mr. McKewon and Ms. Suzanne J. Lambert McKewon, Mr. McKewon’s former wife, respectfully, for $1.50 per share, or an aggregate of $375,000. Following these transactions, the stock redemption agreements were fully performed with no obligations outstanding.

In 1999, we entered into a financing relationship with Residential Funding Corporation, a holder of 15.6% of our common stock on an as-converted basis prior to this offering. See “Principal Stockholders” and “Selling Stockholders.” This relationship consists of the following credit lines, all of which expire at October 31, 2002 (except as otherwise noted) pending renewal negotiations:

•
A $200.0 million credit line for performing mortgage loans, including a $7.0 million sublimit for eligible mortgage loans aged more than 90 days. At June 30, 2002, the outstanding balance under this facility was $181.9 million. Subject to certain conditions, we can also borrow up to $4.5 million, collateralized by certain performing loans (to the extent the lender’s valuation of such loans exceeds specified levels). At June 30, 2002, there was no outstanding balance under this credit line.

•
An $8.0 million credit line for certain non-performing loans and real estate owned or REO (properties acquired through foreclosure of defaulted mortgage loans or through deeds in lieu of foreclosure). At June 30, 2002, there was no outstanding balance under this credit line.

•
A $40.0 million residual interest credit line for mortgage-related securities. An advance under this facility is payable in 36 equal monthly installments following the advance date. At June 30, 2002, the outstanding balance under this facility was $10.8 million. At June 30, 2002, the outstanding balance was due as follows: $3.9 million, $5.0 million and $1.9 million for the years ending December 31, 2002, 2003 and 2004, respectively. However, upon the expiration of the facility, which is currently scheduled for October 31, 2002, all remaining amounts outstanding are payable in 12 equal monthly installments.

•
A $3.0 million multiple-advance convertible debt facility. The convertible debt: matures no earlier than October 31, 2005 (extendable to March 18, 2007 at the lender’s sole discretion), subject to earlier amortization if specified performance standards are not met; may not be voluntarily prepaid; and is convertible into 2,095,625 shares of our common stock. At June 30, 2002, the outstanding balance under this facility was $3.0 million. This convertible debt will convert prior to the closing of this offering. In connection with this convertible debt facility, on March 17, 1999, Residential Funding Corporation became a party to the second amended and restated investors’ rights agreement (see “Description of Capital Stock—Registration Rights”) and the second amended and restated co-sale and first refusal agreement, each among our company, Messrs. Konrath and McKewon and certain beneficial stockholders.

•
A commitment between us and Residential Funding Corporation to enter into sales with retained interests with respect to $900.0 million of mortgage loans during the period from March 18, 1999 to March 18, 2002. This commitment was satisfied in January 2002.

PRINCIPAL STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

•	each stockholder known by us to own beneficially more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The percentage of ownership in the following table is based on 13,429,979 shares of common stock outstanding on August 1, 2002, as adjusted to reflect the conversion of all outstanding shares of our preferred stock and the outstanding convertible debenture, and the conversion of all outstanding warrants, on the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 1, 2002 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Beneficial Owner	Number	Percent	Number	Percent
Residential Funding Corporation(1)	2,095,625	15.6%	—	—
8400 Normandale Lake Blvd., Suite 250
Minneapolis, Minnesota 55437
Entities Affiliated with Enterprise Partners(2)	2,000,000	14.9%	1,300,000	7.1%
c/o Enterprise Partners
2223 Avenida de la Playa, Suite 300
La Jolla, California 92037
Entities Affiliated with Crosspoint Venture Partners(3)	2,500,000	18.6%	1,650,000	9.0%
c/o Crosspoint Venture Partners
18552 MacArthur Boulevard, Suite 400
Irvine, California 92612
Suzanne J. Lambert McKewon(4)	1,001,330	7.5%	100,133	*
900 Otay Lakes Road
Chula Vista, California 91910
James H. Berglund(5)(6)	2,000,000	14.9%	1,300,000	7.1%
c/o Enterprise Partners
7979 Ivanhoe Avenue, Suite 550
La Jolla, California 92037
Jody A. Gunderson(5)(7)	18,542	*	18,542	*
c/o Cargill Financial Services Corporation
12700 Whitewater Drive
Minnetonka, Minnesota 55343
John M. Robbins(5)(8)	123,146	*	123,146	*
c/o American Residential Investment Trust, Inc.
10421 Wateridge Circle, Suite 250
San Diego, California 92121
Richard T. Pratt(5)	—	—	—	—
1694 South Mohawk Way
Salt Lake City, Utah 84108
Gary M. Erickson(5)	—	—	—	—
James A. Konrath(9)	2,002,660	14.9%	2,002,660	10.9%
Ray W. McKewon(9)(10)	1,001,530	7.5%	1,001,530	5.4%
Joseph J. Lydon(9)(11)	1,000,000	7.4%	1,000,000	5.4%
Jeffrey W. Crawford(9)(12)	40,625	*	40,625	*
David E. Hertzel(9)(13)	53,208	*	53,208	*
All executive officers and directors as a group(14) (15 persons)	6,360,065	46.7%	5,660,065	30.4%

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.
(1)	Represents a debenture that is convertible into 2,095,625 shares. See “Certain Relationships and Related Transactions” and “Selling Stockholders.”
(2)	Consists of 1,840,000 shares owned by Enterprise Partners III, L.P. and 160,000 shares owned by Enterprise Partners III Associates, L.P. See footnote 5 and “Selling Stockholders.”
(3)	Consists of 2,424,397 shares owned by Crosspoint Venture Partners and 75,603 shares owned by Crosspoint 1993 Entrepreneurs Fund. See “Selling Stockholders.”
(4)	Ms. McKewon is the former wife of our Executive Vice President, Secretary and director, Ray W. McKewon.
(5)
Each independent, non-management director will be granted an option to purchase 17,500 shares upon the later of the closing of this offering or their appointment to our board of directors. Each such option shall vest and become exercisable in four substantially equal installments on each of the four anniversaries of the grant date of the option. See “Management—Board Composition” and “—Compensation of Directors.”

(6)
James H. Berglund, one of our board members, is a general partner of Enterprise Management Partners III, which is the general partner of Enterprise Partners III, L.P. and Enterprise Partners III Associates, L.P. See footnote 2 and “Selling Stockholders.”

(7)
Includes options to purchase 18,542 shares that are currently exercisable or will become exercisable within 60 days following August 1, 2002. Ms. Gunderson serves as a senior trader in the Value Investment Group;

however in that position she does not have voting power or investment power over the securities held by Cargill Financial Services Corporation and accordingly, she disclaims beneficial ownership of those securities. See “Selling Stockholders.”

(8)	Includes options to purchase 66,479 shares that are currently exercisable or will become exercisable within 60 days following August 1, 2002.
(9)	The address of these individuals is c/o Accredited Home Lenders Holding Co., 15030 Avenue of Science, Suite 100, San Diego, California 92128.
(10)	Consists of 1,001,330 shares owned by Ray W. McKewon and 200 shares owned by Kimberly McKewon, his wife.
(11)	Represents shares acquired upon exercise of stock options with a promissory note. See “Certain Relationships and Related Transactions.”
(12)	Includes options to purchase 20,625 shares that are currently exercisable or will become exercisable within 60 days following August 1, 2002.
(13)	Includes options to purchase 18,208 shares that are currently exercisable or will become exercisable within 60 days following August 1, 2002.
(14)	Includes options to purchase 182,708 shares that are currently exercisable or will become exercisable within 60 days following August 1, 2002. See footnotes 5 through 13.

SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for each selling stockholder.

The percentage of ownership in the following table is based on 13,429,979 shares of common stock outstanding on August 1, 2002, as adjusted to reflect the conversion of all outstanding shares of our preferred stock and the outstanding convertible debenture, and the conversion of all outstanding warrants, on the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 1, 2002 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially Owned Prior to this Offering			Shares Being Included in this Offering		Shares Beneficially Owned After this Offering
Beneficial Owner	Number		Percent			Number	Percent
Residential Funding Corporation(1)	2,095,625		15.6%	2,095,625		—	—
8400 Normandale Lake Blvd., Suite 250
Minneapolis, Minnesota 55437
Entities Affiliated with Enterprise Partners	2,000,000	(2)	14.9%	700,000	(3)	1,300,000	7.1%
c/o Enterprise Partners
2223 Avenida de la Playa, Suite 300
La Jolla, California 92037
Entities Affiliated with Crosspoint Venture Partners	2,500,000	(4)	18.6%	850,000	(5)	1,650,000	9.0%
c/o Crosspoint Venture Partners
18552 MacArthur Boulevard, Suite 400
Irvine, California 92612
Suzanne J. Lambert McKewon(6)	1,001,330		7.5%	901,197		100,133	*
900 Otay Lakes Road
Chula Vista, California 91910
Ocean Park Ventures(7)	500,000		3.7%	250,000		250,000	1.4%
Cargill Financial Services Corporation(8)	132,222		1.0%	132,222		—	—
Lehman Commercial Paper Inc.(9)	301,230		2.2%	150,000		151,230	*
David Van Riper(10)	159,575		1.2%	50,000		109,575	*
Raymond H. Osgood(11)	265,958		2.0%	30,000		235,958	1.3%
Total	8,955,940		66.7%	5,159,044		3,796,896	20.6%

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.
(1)	Represents a debenture that is convertible into 2,095,625 shares. See “Certain Relationships and Related Transactions” and “Principal Stockholders.”
(2)
Consists of 1,840,000 shares owned by Enterprise Partners III, L.P. and 160,000 shares owned by Enterprise Partners III Associates, L.P. James H. Berglund, one of our directors, is a general partner of Enterprise Management Partners III. See footnote 3 and “Principal Stockholders.”

(3)
Consists of 644,000 shares being sold by Enterprise Partners III, L.P. and 56,000 shares being sold by Enterprise Partners III Associates, L.P. Enterprise Partners III, L.P. and Enterprise Partners III Associates, L.P. may sell an additional 96,600 and 8,400 shares, respectively, if the underwriters exercise their over-allotment option. See footnote 2 and “Principal Stockholders.”

(4)	Consists of 2,424,397 shares owned by Crosspoint Venture Partners and 75,603 shares owned by Crosspoint 1993 Entrepreneurs Fund. See footnote 5.

(5)
Consists of 824,295 shares being sold by Crosspoint Venture Partners and 25,705 shares being sold by Crosspoint 1993 Entrepreneurs Fund. Crosspoint Venture Partners and Crosspoint 1993 Entrepreneurs Fund may sell an additional 123,644 and 3,856 shares, respectively, if the underwriters exercise their over-allotment option. See footnote 4.

(6)	Ms. McKewon is the former wife of our Executive Vice President, Secretary and Director, Ray W. McKewon.
(7)	Ocean Park Ventures may sell an additional 37,500 shares, if the underwriters exercise their over-allotment option.
(8)	Represents a warrant that is convertible into 132,222 shares. See “Principal Stockholders.”
(9)	Represents a warrant that is convertible into 301,230 shares. Lehman Commercial Paper Inc. may sell an additional 22,500 shares if the underwriters exercise their over-allotment option.
(10)	Mr. Van Riper may sell an additional 7,500 shares if the underwriters exercise their over-allotment option. Mr. Van Riper is a former employee of our company.
(11)	Mr. Osgood may sell an additional 4,500 shares if the underwriters exercise their over-allotment option. Mr. Osgood is a former employee of our company.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 40,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of August 1, 2002, after giving effect to the conversion of all outstanding shares of preferred stock and the outstanding convertible debt into common stock, and the exercise of all outstanding warrants in exchange for common stock, but before giving effect to the sale of shares by us or the selling stockholders pursuant to this offering, upon the closing of this offering, there were outstanding 13,429,979 shares of common stock, held of record by 74 stockholders and outstanding options to purchase 1,710,426 shares of common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividend payments. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into shares of common stock. Upon conversion of the preferred stock, those shares of preferred stock will be cancelled and no longer available for issuance. Under the amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it determines to issue. These rights may include items such as a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, the right to protection from dilutive issuances of securities, or the right to approve certain corporate actions. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or to make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

The current holders and their permitted transferees of the following “registrable securities,” are entitled to certain registration rights with respect to the registration under the Securities Act of 1933, as amended, (the “Securities Act”) of those shares of common stock or the shares of common stock into which those securities are convertible, after the closing of this offering: (i) 5,113,334 shares of our preferred stock; (ii) 3,104,123 shares of our common stock; and (iii) a warrant convertible into 151,230 shares of our common stock. These rights are provided for under the terms of a second amended and restated investors’ rights agreement between us and the holders of the registrable securities.

Beginning 180 days after the effective date of this offering, holders of a majority of the then outstanding registrable securities, excluding shares held by Residential Funding Corporation, James A. Konrath and Ray W. McKewon, may require on up to two occasions that we register for public resale all or any portion of their registrable securities (representing gross offering proceeds of not less than $5,000,000 in the aggregate).

In the event that the underwriters exercise their right to reduce the number of selling shareholder shares to be included in this offering, then beginning 180 days after the effective date of this offering, those selling shareholders may require that we register for public resale all or any portion of their registrable securities as long as the gross proceeds of such resale is at least $5,000,000.

We need not register those shares if the requested registration would occur within 30 days prior to our board of directors’ good faith estimate of the date of filing of a registration statement, or within 180 days following the effective date of a registration statement. Also, we may defer the registration of these shares for up to 90 days if, in the good faith judgment of our board of directors, such registration would reasonably be expected to have a material adverse effect on any proposal or plan by us (i) to engage in any acquisition of assets (other than in the ordinary course of business) or any stock purchase, merger, consolidation, tender offer, reorganization or similar transaction, or (ii) to execute transactions of private or publicly traded asset-backed issuances or commercial paper offerings.

Furthermore, in the event we elect to register shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but the underwriters may limit the number of shares proposed to be registered in view of market conditions. The holders of these shares may also require us to register all or a portion of these shares on Form S-3 under the Securities Act at any time we become eligible to file a registration statement on such form.

All expenses in connection with any registration, other than underwriting fees, discounts and commissions, will be borne by us. All such registration rights are subject to conditions and limitations specified in the rights agreement. Pursuant to the terms of our rights agreement, these registration rights will terminate five years following the closing of this offering.

Anti-Takeover Provisions

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Charter and Bylaw Provisions

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or the holders of common stock representing 10% of the total outstanding shares of common stock. Our certificate of incorporation also specifies that the authorized number of directors may be changed only by a resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Upon the closing of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible. Each class upon election and re-election at each year’s annual meeting of stockholders will serve a three-year term. Our bylaws provide that the authorized number of directors, which is currently seven, may be changed only by a resolution adopted by a majority of the total number of authorized directors. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. In addition, our certificate of incorporation provides that upon the closing of this offering, stockholders will no longer be able to act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any such meeting, they must comply with certain advanced notice provisions in our bylaws.

These provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Nasdaq National Market Listing

Application has been made to have the shares of our common stock approved for quotation on the Nasdaq National Market under the symbol “LEND.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the closing of this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

•	Upon the closing of this offering, we will have approximately 18,429,979 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option.

•
Of these shares, the 5,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, in which case they may only be sold in compliance with the limitations described below.

•	All remaining shares held by our existing stockholders were issued and sold by us pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Lock-Up Agreements

All of our current stockholders and option holders have agreed not to sell, contract to sell, pledge, dispose of or hedge any shares of stock as follows:

•	4,003,990 shares held by three current stockholders who are members of our senior management are subject to a 360-day lock-up period following the closing of this offering;

•
3,796,896 shares held by our selling stockholders will be subject to a 180-day lock-up period following the closing of this offering, but such period may be reduced if the market price of the stock exceeds the offering price by specified levels; and

•	470,049 shares held by our remaining stockholders are subject to a 180-day lock-up period following the closing of this offering.

In addition, as of August 1, 2002 options to purchase 1,710,426 shares held by current option holders are subject to a 180-day lock-up period following the closing of this offering.

These agreements, referred to as “lock-up agreements,” may be waived by Friedman, Billings, Ramsey & Co., Inc., as representative of the underwriters.

Rule 145(d) or 144

Affiliates of our company must comply with Rule 145(d) and Rule 144 of the Securities Exchange Act of 1934, as amended when they sell shares of our stock. Under these rules, each affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 184,300 shares immediately after the offering); or

•
the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale and, with respect to an affiliate selling pursuant to Rule 144, preceding the filing with the Securities and Exchange Commission of a notice on the Securities and Exchange Commission’s Form 144 with respect to such sale.

Sales under Rule 145(d) and Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us.

Under Rule 145(d)(2) of the Securities Act, a person who is no longer one of our affiliates and has beneficially owned the shares proposed to be sold for at least one year is entitled to sell such shares so long as there is current public information available about us at the time of the sale.

Under Rule 145(d)(3) of the Securities Act, a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 of the Securities Act provides that currently outstanding shares of common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus:

•	by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144; and

•	by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to limitations.

We intend to file a Form S-8 registration statement approximately 90 days following the closing of this offering to permit shares issued pursuant to the options to be sold.

Registration Rights

Beginning 180 days after this offering, certain of our existing security holders will be entitled to rights to cause us to register the sale of shares of our common stock that they hold under the Securities Act. Registration of such shares under the Securities Act would generally result in such shares becoming freely tradeable without restriction under the Securities Act, immediately upon the effectiveness of such registration. However, shares purchased by any of our affiliates would not be freely tradeable. See “Description of Capital Stock—Registration Rights” and “Risk Factors—Risks Related to this Offering and our Capital Structure.”

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has severally agreed to purchase the number of shares indicated in the following table. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
U.S. Bancorp Piper Jaffray Inc.
Wedbush Morgan Securities, Inc.

Total

Over-Allotment Option to Purchase Additional Shares

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,523,856 shares from us and the selling stockholders to cover such sales. They may exercise that option for 30 days after completion of this offering. The following selling stockholders have agreed to sell an aggregate of 304,500 shares of the over-allotment option: Enterprise Partners III, L.P., Enterprise Partners III Associates, L.P., Crosspoint Venture Partners, Crosspoint 1993 Entrepreneurs Fund, Ocean Park Ventures, Lehman Commercial Paper Inc., Mr. Van Riper and Mr. Osgood. The balance of 1,219,356 shares will be sold by us.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 1,523,856 shares of our common stock.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

If the underwriters exercise the option in full, the price to the public, the underwriting discounts and commissions, and proceeds to us (before deducting offering expenses) would be $        , $         and $        , per share, respectively.

Public Offering Price

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[            ] per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $[            ] per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Lock-Up Agreements

We and our officers, directors, stockholders and option holders have agreed not to sell, contract to sell, pledge, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Nasdaq National Market Quotation

Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “LEND.”

Stabilization, Syndicate Short Position and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Reserved Share Program

At our request, the underwriters are reserving up to 304,772 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends. The number of shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares.

Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

The underwriters do not expect sales to discretionary accounts to exceed three percent of the total number of shares offered.

Expenses

We estimate that our share of the total expense of this offering, excluding underwriting discounts and commissions, will be approximately $2.25 million. The table below describes these expenses.

SEC Registration fee	$10,750
NASD filing fee	12,200
Nasdaq stock market listing application fee	100,000
Underwriting expenses	750,000
Printing and engraving expenses	150,000
Legal fees and expenses	600,000
Accounting fees and expenses	600,000
Transfer agent, registrar and custodian fees	15,000
Miscellaneous	12,050

Total	$2,250,000

We have agreed to indemnify the several underwriters against specific liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

The address for Friedman, Billings, Ramsey & Co., Inc. is 1001 Nineteenth Street, Arlington, Virginia 22209.

LEGAL MATTERS

Gray Cary Ware & Freidenrich LLP in San Diego, California will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Kirkpatrick & Lockhart LLP in Washington, D.C. will pass upon certain regulatory matters for us. Brobeck, Phleger & Harrison LLP in Irvine, California will pass upon certain legal matters for the underwriters. Cooley Godward LLP will pass upon certain legal matters for the selling stockholders.

EXPERTS

The consolidated financial statements of Accredited Home Lenders, Inc. and subsidiary as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. Our Commission filings, including the registration statement, will also be available to you on the Commission’s Internet site at http://www.sec.gov.

ACCREDITED HOME LENDERS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001 and June 30, 2002 (unaudited)	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2001 and the six months ended June 30, 2001 and 2002 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for each of the three years in the period ended December 31, 2001 and for the six months ended June 30, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001 and the six months ended June 30, 2001 and 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Accredited Home Lenders, Inc.:

We have audited the accompanying consolidated balance sheets of Accredited Home Lenders, Inc. and subsidiary (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accredited Home Lenders, Inc. and subsidiary as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

March 28, 2002
San Diego, California

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,
	2000	2001	2002	2002
	(dollars in thousands)
				(pro forma)
			(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$1,968	$14,790	$8,632	$8,632
Restricted cash	—	—	14,128	14,128
Mortgage loans held for sale, net	143,900	531,698	727,046	727,046
Mortgage-related securities, at fair value	25,879	22,290	14,436	14,436
Mortgage servicing rights, net	3,782	4,826	4,344	4,344
Furniture, fixtures and equipment, net	3,213	4,486	6,265	6,265
Other receivables	8,462	15,537	21,768	21,768
Deferred income tax asset	—	6,449	7,237	7,237
Prepaid expenses and other assets	2,602	2,962	3,302	3,302

TOTAL	$189,806	$603,038	$807,158	$807,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Warehouse and residual interest credit facilities (including $75,783, $216,481, $192,687 and $192,687 with a related party)	$157,361	$547,063	$735,268	$735,268
Convertible debt with a related party	3,000	3,000	3,000	—
Capital leases	559	597	428	428
Income taxes payable	2,752	4,220	306	306
Deferred income tax liability	1,414	—	—	—
Accounts payable and accrued liabilities	7,838	14,154	22,174	22,174

Total liabilities	172,924	569,034	761,176	758,176

Redeemable, convertible preferred stock:
Series A, $.001 par value; authorized 5,113,334 shares, zero pro forma shares at June 30, 2002 (unaudited); issued and outstanding 5,113,334 shares, zero pro forma shares at June 30, 2002 (unaudited); redeemable at $1.00 per share after January 1, 2000 (liquidation preference of $1.00 per share)	5,113	5,113	5,113

COMMITMENTS AND CONTINGENCIES (Note 17)

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; authorized 20,000,000 shares; issued and outstanding 4,811,053 shares at December 31, 2000, 5,688,405 shares at December 31, 2001, 5,777,391 shares at June 30, 2002 (unaudited) and 13,419,802 pro forma shares at June 30, 2002 (unaudited)	5	6	6	13
Additional paid-in capital	127	1,585	2,282	10,388
Note receivable for common stock	(16)	(1,266)	(1,250)	(1,250)
Unearned compensation	—	(113)	(668)	(668)
Retained earnings	11,653	28,679	40,499	40,499

Total stockholders’ equity	11,769	28,891	40,869	48,982

TOTAL	$189,806	$603,038	$807,158	$807,158

See notes to consolidated financial statements.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
	(dollars in thousands)
				(unaudited)
REVENUES:
Gain on sale of loans (including $7,065, $23,798, $12,270, $6,345 and $1,396 with a related party)	$37,387	$55,748	$81,621	$36,033	$50,617
Interest income	14,344	20,264	27,714	11,899	21,504
Loan servicing income (expense)	(483)	1,149	6,308	2,530	4,192
Net gain (loss) on mortgage-related securities and derivatives	(306)	(765)	3,433	3,739	1,915
Other income (expense)	44	94	16	(18)	123

Total revenues	50,986	76,490	119,092	54,183	78,351

EXPENSES:
Salaries, wages and benefits	23,074	30,499	44,139	19,461	31,179
Interest expense (including $3,712, $9,199, $6,945, $3,889 and $2,664 with a related party)	9,840	17,472	15,761	8,245	8,751
Occupancy	2,143	3,716	4,915	2,355	3,032
Provision for losses	1,860	2,467	6,787	1,727	4,762
Depreciation and amortization	933	1,587	1,699	776	1,131
General and administrative expenses	7,348	10,212	15,809	7,360	9,785

Total expenses	45,198	65,953	89,110	39,924	58,640

INCOME BEFORE INCOME TAXES	5,788	10,537	29,982	14,259	19,711
INCOME TAXES	2,337	4,531	12,583	5,989	7,891

NET INCOME	$3,451	$6,006	$17,399	$8,270	$11,820

BASIC EARNINGS PER SHARE	$0.77	$1.29	$3.36	$1.71	$2.05

DILUTED EARNINGS PER SHARE	$0.30	$0.50	$1.32	$0.65	$0.81

PRO FORMA BASIC EARNINGS PER SHARE			$1.37		$0.89

PRO FORMA DILUTED EARNINGS PER SHARE			$1.29		$0.81

See notes to consolidated financial statements.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Note Receivable for Common Stock	Unearned Compensation	Retained Earnings	Total
	Shares	Amount
	(dollars in thousands)
BALANCE, JANUARY 1, 1999	4,364,758	$4	$95	$—	$—	$2,196	$2,295
Issuance of common stock for options exercised	283,728	1	20	(16)			5
Net income						3,451	3,451

BALANCE, DECEMBER 31, 1999	4,648,486	5	115	(16)	—	5,647	5,751
Issuance of common stock for options exercised	162,567		12				12
Net income						6,006	6,006

BALANCE, DECEMBER 31, 2000	4,811,053	5	127	(16)	—	11,653	11,769
Issuance of common stock for options exercised	1,127,352	1	1,334	(1,250)			85
Repurchase of common stock	(250,000)					(373)	(373)
Stock compensation (Note 14)			124		(124)		—
Amortization of unearned compensation					11		11
Net income						17,399	17,399

BALANCE, DECEMBER 31, 2001	5,688,405	6	1,585	(1,266)	(113)	28,679	28,891
Unaudited:
Issuance of common stock for options exercised	88,986		72				72
Stock compensation (Note 14)			625		(625)		—
Amortization of unearned compensation					70		70
Payment of note receivable				16			16
Net income						11,820	11,820

BALANCE, JUNE 30, 2002
(Unaudited)	5,777,391	$6	$2,282	$(1,250)	$(668)	$40,499	$40,869

See notes to consolidated financial statements.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
	(dollars in thousands)
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,451	$6,006	$17,399	$8,270	$11,820
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	933	1,587	1,699	776	1,131
Amortization of unearned compensation	—	—	11	1	70
Loss on disposal of furniture, fixtures, and equipment	—	—	—	—	4
Loans originated, net of fees	(1,105,456)	(1,543,909)	(2,395,463)	(980,519)	(1,746,719)
Proceeds from sale of loans, net of fees	1,039,729	1,544,720	1,991,791	881,836	1,542,184
Principal payments on loans held for sale	5,431	2,123	6,696	3,782	4,800
Additions to mortgage-related securities	(5,593)	(20,533)	(8,765)	(4,159)	(820)
Cash received on mortgage-related securities	3,492	5,326	20,830	7,686	14,808
Net unrealized (gain) loss on mortgage-related securities	306	367	(4,609)	(3,739)	(4,355)
Accretion of mortgage-related securities	(644)	(2,366)	(3,867)	(1,682)	(1,779)
Additions to mortgage servicing rights	(1,533)	(2,676)	(2,584)	(1,251)	(603)
Amortization of mortgage servicing rights	45	415	1,540	600	1,085
Provision for losses	1,860	2,467	6,787	1,727	4,762
Deferred income tax	2,487	1,584	(7,863)	708	(788)
Changes in assets and liabilities:
Other receivables	(3,275)	(2,585)	(7,075)	(5,230)	(6,231)
Other assets	2,901	2,445	3,522	1,374	1,646
Accounts payable and accrued liabilities	3,347	1,971	4,825	1,599	5,659
Income taxes payable	(659)	2,358	1,468	(365)	(3,914)

Net cash provided by (used in) operating activities	(53,178)	(700)	(373,658)	(88,586)	(177,240)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,129)	(1,847)	(2,501)	(821)	(2,914)

Net cash used in investing activities	(1,129)	(1,847)	(2,501)	(821)	(2,914)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (payments) from warehouse credit facilities	52,462	(7,653)	385,961	94,939	192,459
Proceeds from borrowings on residual interest credit facility	707	15,021	20,654	15,369	720
Payments of borrowings on residual interest credit facility	(3,355)	(5,035)	(16,913)	(12,063)	(4,974)
Change in restricted cash	—	—	—	(3,753)	(14,128)
Payments on capital leases	—	(286)	(433)	(208)	(169)
Proceeds from exercise of stock options	5	12	85	6	72
Proceeds from payments on note receivable for common stock	—	—	—	—	16
Payments for repurchase of stock	—	—	(373)	—	—

Net cash provided by financing activities	49,819	2,059	388,981	94,290	173,996

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,488)	(488)	12,822	4,883	(6,158)
BEGINNING BALANCE, CASH AND CASH EQUIVALENTS	6,944	2,456	1,968	1,968	14,790

ENDING BALANCE, CASH AND CASH EQUIVALENTS	$2,456	$1,968	$14,790	$6,851	$8,632

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$10,624	$15,737	$14,800	$7,852	$7,423
Income taxes	$2,529	$2,484	$11,115	$5,647	$11,804
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations incurred to purchase equipment	$763	$195	$471	$471	$—
Issuance of common stock with note receivable	$16	$—	$1,250	$—	$—
Unearned compensation	$—	$—	$124	$19	$625
Transfer of loans held for sale to real estate owned, included in other assets	$1,105	$2,643	$3,881	$1,865	$1,986

See notes to consolidated financial statements.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001
AND FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002 (UNAUDITED)

1.    THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—Accredited Home Lenders, Inc., a California corporation (the “Company”), engages in the business of making mortgage loans to borrowers across the country. The Company’s market is with borrowers whose borrowing needs are not met by traditional financing institutions. The Company’s business includes originating, selling, and servicing first and junior lien mortgage loans primarily secured by single-family (i.e., one- to four-family) residences.

Interim Unaudited Consolidated Financial Information—The accompanying consolidated financial statements as of June 30, 2002 and for the six months ended June 30, 2001 and 2002 are unaudited. In the opinion of management, these consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows. The data disclosed in the notes to the consolidated financial statements for the respective interim periods is also unaudited.

Principles of Consolidation—The consolidated financial statements of the Company include the accounts of Accredited Home Lenders, Inc., and its wholly owned subsidiary, Accredited Home Capital, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—For purposes of financial statement presentation, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash—Any advances on warehouse credit facilities not used to fund loans at the end of a period are classified as restricted cash.

Transfers of Financial Assets—Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates the Company to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets.

Mortgage Loans Held for Sale—Loans held for sale are carried at the lower of aggregate cost, net of market reserve, or market. Market is determined by current investor commitments or, in the absence of such commitments, upon current investor commitments for loans of similar terms and credit quality. Market valuation reserves have been provided on certain non-performing loans and other loans held for sale based upon the Company’s estimate of expected losses, generally based on the Company’s loss history for such loans. Valuation adjustments are charged against operations. The market reserve at December 31, 2000 and 2001 and June 30, 2002 was $1,515,000, $3,419,000, and $4,093,000, respectively.

Mortgage Banking Activities—The Company primarily derives its revenue from the sale of loans to various third-party investors under purchase and sale agreements. Loan sales may be either on a servicing retained or

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

released basis, and may take the form of a securitization. The Company may also retain interest-only strips or the right to other excess cash flows. Gains or losses resulting from loan sales are recognized at the time of sale, based on the difference between the net sales proceeds, including retained interests, and the allocated book value of the loans sold. During the years ended December 31, 1999, 2000 and 2001 and during the six months ended June 30, 2001 and 2002, the Company sold approximately $0.8 billion, $1.0 billion, $1.6 billion, $0.7 billion and $1.4 billion, respectively, of loans with mortgage servicing rights released.

From time to time, the Company securitizes its loans and retains a residual interest. The Company also sells loans to third-party securitizers and retains the right to receive future payments based upon certain excess cash flows (primarily excess interest or prepayment penalties) generated by such loans. The revenue recognized from such transactions includes an adjustment for such residual interests or excess cash flows (collectively, “mortgage-related securities”) based upon the net present value of the amount expected to be received from the underlying loans less amounts paid to investors, estimated credit losses, servicing fees, as well as mortgage insurance fees, guarantee fees, and trustee fees for the securitizations. The net present value of the mortgage-related securities is determined based on assumptions for loan prepayments, defaults and other factors that market participants would demand for such financial instruments.

The Company measures mortgage-related securities like debt securities classified as trading securities under Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, mortgage-related securities are recorded at fair value with any unrealized gains or losses recorded in the results of operations in the period of change in fair value. The Company determines the fair value of mortgage-related securities at origination and at each reporting period by discounting the estimated net future cash flows using assumptions that market participants would use to estimate fair value, including assumptions about interest rates, credit losses, and prepayment speeds. At June 30, 2002, the Company projected estimated losses in valuing mortgage-related securities using a loss curve based upon industry and the Company’s experience as to the timing and severity of losses. Prior to June 30, 2002, the Company projected estimated losses based upon a constant periodic loss factor. The impact of this change was not significant to the overall valuation of the Company’s mortgage-related securities. To the Company’s knowledge, there is no active market for the sale of such mortgage-related securities; accordingly, the Company’s estimate of fair value is subjective.

In the ordinary course of business, an investor may request that the Company refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid in full within a certain amount of time from the date of sale. The Company records a reserve for potential premium recapture on loans sold which is charged to gain on sale of loans.

Mortgage Servicing Rights—The Company recognizes as a separate asset the rights to service mortgage loans for others once such rights are contractually separated from the underlying loans. Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income and are recorded at the lower of amortized cost or fair value. The fair value of mortgage servicing rights is determined based on the present value of estimated net future cash flows related to contractually specified servicing fees, which may include the rights to prepayment penalties. All of the mortgage servicing rights recorded arise from rights to prepayment penalties. Assumptions used to value mortgage servicing rights are consistent with those used to value mortgage-related securities.

The Company periodically evaluates mortgage servicing rights for impairment, which is measured as the excess of cost over fair value. This review is performed on a disaggregated basis based on loan type using prepayment assumptions ranging from 5.5% to 63%, 4.2% to 68.0% and 18.5% to 67.5% and a discount rate of 12%, 15% and 15% at December 31, 2000 and 2001 and June 30, 2002, respectively. Impairment, if it occurs, is recognized in a valuation allowance for each pool in the period of impairment. No impairment was identified as of December 31, 2000 and 2001 and June 30, 2002.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Financial Instruments—As part of the Company’s interest rate risk management, the Company uses derivative financial instruments such as options and futures. These derivatives do not meet the criteria for hedge accounting, and therefore all changes in fair value are recorded in earnings.

The Company regularly securitizes and sells fixed and variable rate loans. The Company faces three primary types of interest rate risk: risk during the period from approval of a loan application through loan funding; on its loans held for sale from the time of funding to the date of sale; and on the loans underlying the Company’s mortgage-related securities.

Interest rate risk exists during the period from approval of a loan application through loan funding and from the time of funding to the date of sale because the premium earned on the sale of these loans is partially contingent upon the then-current market rate of interest for loans as compared to the contractual interest rate of the loans. The Company’s use of derivatives is intended to mitigate the volatility of earnings associated with fluctuations in the gain on sale of loans due to changes in the current market rate of interest.

The interest rate risk on the loans underlying the Company’s mortgage-related securities exists because some of these loans have fixed interest rates for a period of 2 or 3 years while the rate passed through to the investors in the mortgage-related securities is based upon an adjustable rate. The Company’s use of derivatives is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on the mortgage-related securities due to changes in LIBOR rates.

Furniture, Fixtures and Equipment—Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives, primarily three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the estimated useful life or the remaining lease term.

Loan Origination Costs and Fees—Loan origination fees and certain direct origination costs are deferred and recognized upon sale to third-party investors.

Provision for Losses—Market valuation adjustments have been provided on certain nonperforming loans, other loans held for sale and real estate owned. These adjustments are based on the Company’s estimate of expected losses and are based on the value that the Company could reasonably expect to obtain from a sale, that is, other than in a forced or liquidation sale. The Company also records a reserve for liabilities associated with loans sold which may be required to be repurchased due to breaches of representations and warranties and first payment defaults. Provision for losses also includes direct writedowns on loans and net losses on real estate owned. Provision for losses for the years ended December 31, 1999, 2000, and 2001 includes a total of approximately $800,000 related to an employee misappropriating Company funds in concert with third parties. See Note 17.

Interest Income—Interest income is recorded as earned. Interest income represents the interest earned on loans held for sale during the period prior to their securitization or sale, mortgage-related securities and cash equivalents. The Company does not accrue interest on loans that are 90 days or more delinquent. In addition, the Company calculates an effective yield based on the carrying amount of the mortgage-related securities and the Company’s then-current estimates of future cash flows, and the Company recognizes accretion income, which is included as a component of interest income.

Loan Servicing and Other Fees—Fees for servicing loans are credited to income when received. Costs of servicing loans are expensed as incurred. Other loan fees, which represent income from the prepayment of loans, delinquent payment charges, and miscellaneous loan services, are recorded as revenue when collected.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Escrow and Fiduciary Funds—The Company maintains segregated bank accounts in trust for investors with respect to payments on mortgage loans serviced for investors and for mortgagors with respect to property tax and hazard insurance premium payments escrowed by mortgagors with the Company. Such accounts amounted to $0.5 million, $8.3 million and $6.9 million at December 31, 2000 and 2001 and June 30, 2002, respectively, and are excluded from the Company’s assets and liabilities.

Income Taxes—Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If necessary, a valuation allowance is established based on management’s determination of the likelihood of realization of deferred tax assets.

Real Estate Owned—Real estate acquired in settlement of loans generally results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Company in satisfaction of the loan. Real estate acquired through foreclosure is carried at fair value less costs to dispose. Fair value is based on the net amount that the Company could reasonably expect to receive for the asset in a current sale between a willing buyer and a willing seller, that is, other than in a forced or liquidation sale. Adjustments to the carrying value of real estate owned are made through valuation allowances and charge-offs recognized through a charge to earnings. At December 31, 2000 and 2001 and June 30, 2002 real estate owned totaling $2.1 million, $1.8 million, and $1.2 million, respectively, is included in other assets.

Stock-Based Compensation—SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s stock at the date of grant over the grant price.

Segment Reporting—While the Company’s management monitors the revenue streams through wholesale and retail loan originations, operations are managed and financial performance is evaluated by the Company’s chief operating decision-maker on a company-wide basis. Accordingly, the Company operates in one reportable operating segment.

Use of Estimates in the Preparation of Financial Statements—The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of the mortgage-related securities and mortgage servicing rights, the determination of the market reserve on loans, and the determination of the reserves for repurchases.

Recent Accounting Pronouncements—On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative and are reported on the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance sheets at fair value. The adoption of SFAS No. 133 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2000, the FASB issued FASB Interpretation No. (“FIN”) 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25. FIN 44 clarifies the application of ABP No. 25 for (a) the definition of “employee” for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Emerging Issues Task Force (“EITF”) 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interest in Securitized Financial Assets, sets forth the rules for recognizing interest income and determining when securities must be written down to fair value because of impairment. The Company adopted EITF 99-20 on April 1, 2001. The adoption of the provisions of EITF 99-20 did not have a material impact on the Company’s financial position, results of operations or cash flows.

SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets were issued in June 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets after their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with infinite lives will not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS No. 141 and 142 did not have a material impact on the Company’s financial position, results of operations or cash flows.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in October 2001, and requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has determined that this statement will not have a material impact on its financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

activities and supersedes EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

Reclassifications—Certain items in the prior year financial statements, primarily interest income and net gain (loss) on mortgage-related securities and derivatives, have been reclassified to conform to the current year presentation.

2.    UNAUDITED PRO FORMA INFORMATION

The unaudited pro forma consolidated balance sheet at June 30, 2002 reflects the automatic conversion of all of the outstanding shares of preferred stock as of June 30, 2002 into 5,113,334 shares of common stock immediately prior to the closing of the initial public offering of the Company’s common stock; the automatic conversion of all warrants outstanding as of June 30, 2002 into 433,452 shares of common stock immediately prior to the closing of the initial public offering of the Company’s common stock assuming an initial public offering price of $9.00 per share, and the conversion of all of the outstanding convertible debt as of June 30, 2002 into 2,095,625 shares of common stock immediately prior to the closing of the initial public offering of the Company’s common stock.

The unaudited pro forma earnings per share has been presented to show the effects of the conversion of the preferred shares, the warrants and the convertible debt had they been converted to common stock as of January 1, 2001. The pro forma earnings includes a reduction in interest expense for the convertible debt of $157,000 and $62,000, net of tax, for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively. Weighted average shares used to calculate pro forma earnings per share for the year ended December 31, 2001 and the six months ended June 30, 2002 were 12,817,079 and 13,398,580, respectively, for pro forma basic earnings per share and 13,634,098 and 14,655,503, respectively, for pro forma diluted earnings per share.

3.    CONCENTRATIONS OF RISK

The Company’s ability to continue to originate and purchase loans is dependent, in part, upon its ability to securitize and sell loans in the secondary market in order to generate cash proceeds for new originations and purchases. The value of and market for the Company’s loans are dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in such factors may affect the Company’s ability to securitize or sell loans for acceptable prices within reasonable periods of time.

A prolonged, substantial reduction in the size of the secondary market for loans of the types originated and purchased by the Company may adversely affect the Company’s ability to securitize and sell loans with a consequent adverse impact on the Company’s profitability and ability to fund future originations and purchases, which could have a significant effect on the Company’s financial position, results of operations or cash flows.

In addition, in order to gain access to the mortgage-backed securities market, the Company has relied on the availability of (1) financing for the residual interests retained by the Company and (2) financial guarantee insurance with respect to the senior interests. Any unavailability of such financing or insurance could have a materially adverse effect on the Company’s access to the mortgage-backed securities market.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant Customers—For the year ended December 31, 1999, the Company sold $0.9 billion in loans to four investors, which represented 83.2% of total loans sold. For the year ended December 31, 2000, the Company sold $1.1 billion in loans to five investors, which represented 71.5% of total loans sold. For the year ended December 31, 2001, the Company sold $1.3 billion in loans to three investors, which represented 65.8% of total loans sold. During the six months ended June 30, 2001, the Company sold $605.8 million in loans to four investors, which represented 69.2% of total loans sold. During the six months ended June 30, 2002, the Company sold $1.2 billion in loans to five investors, which represented 82.2% of total loans sold.

Market Risk—The Company regularly reviews the interest rates on its loan products and makes adjustments to the interest rates it offers to reflect current market conditions. The Company, from time to time in the normal course of business, uses derivative financial instruments in order to reduce exposure to fluctuations in interest rates and market prices on loans held for sale, and to reduce exposure to changes in the excess cash flows related to its mortgage-related securities.

Credit Repurchase Risk—The Company’s sales of mortgage loans are subject to standard mortgage industry representations and warranties, material violations of which may require the Company to repurchase one or more mortgage loans, including provisions requiring the Company to repurchase a loan if a borrower fails to make one or more of the first loan payments due on the loan. At December 31, 2000 and 2001 and June 30, 2002, mortgage loans held for sale included approximately $3,548,000, $2,915,000 and $4,723,000, respectively, of loans repurchased pursuant to the provisions described in the preceding sentence.

Geographical Concentration—Properties securing the mortgage loans in the Company’s servicing portfolio, including loans subserviced, are geographically dispersed throughout the United States. At December 31, 2000 and 2001 and June 30, 2002, approximately 40%, 23% and 23%, respectively, of the properties were located in California. The remaining properties securing mortgage loans serviced did not exceed 10% in any other state at any period end.

Loan originations are geographically dispersed throughout the United States. During the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2001 and 2002, approximately 29%, 36%, 36%, 36% and 36%, respectively, of loans originated were collateralized by properties located in California. The remaining originations did not exceed 10% in any other state during any of such periods.

4.    MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale were as follows (dollars in thousands):

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Mortgage loans held for sale—principal balance	$145,614	$535,430	$731,470
Net deferred origination fees	(199)	(313)	(616)
Premium	—	—	285
Market reserve	(1,515)	(3,419)	(4,093)

Mortgage loans for sale, net	$143,900	$531,698	$727,046

At June 30, 2002, mortgage loans held for sale included $207.4 million in loans held for a securitization. See Note 18.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the market reserve on loans was as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Balance, beginning of period	$749	$770	$1,515	$1,515	$3,419
Provision for losses	439	1,281	1,904	1,136	1,370
Chargeoffs, net	(418)	(536)	—	(465)	(696)

Balance, end of period	$770	$1,515	$3,419	$2,186	$4,093

Activity in the reserve for losses on real estate owned was as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Balance, beginning of period	$—	$500	$746	$746	$1,228
Provision for losses	662	269	1,512	453	1,305
Charge-offs, net	(162)	(23)	(1,030)	(398)	(1,913)

Balance, end of period	$500	$746	$1,228	$801	$620

Provision for losses in the accompanying consolidated statements of operations is composed of the following (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Provision—market reserve on loans	$439	$1,281	$1,904	$1,136	$1,370
Provision—reserve for repurchases	—	—	1,492	—	1,296
Provision—reserve for real estate owned	662	269	1,512	453	1,305
Net losses on real estate owned	759	917	965	102	392
Other direct writedowns on loans	—	—	914	36	399

	$1,860	$2,467	$6,787	$1,727	$4,762

5.    MORTGAGE-RELATED SECURITIES

Twice during 1995, and once in 1996, the Company sold to a third-party securitizer approximately $7.9 million, $15.7 million and $18.3 million, respectively, of mortgage loans originated or acquired by the Company. Pursuant to the agreement with the securitizer, the Company is entitled to receive payments based upon the amount of excess cash flows generated by the Company’s sold loans. The excess cash flows consist of the interest paid by the obligors of the Company’s sold loans, less the sum of the yield payable to holders of the senior securities issued in the securitization, servicing and other fees, and credit losses on the Company’s sold loans. The Company’s receipt of such excess cash flows may be delayed to the extent that the agreement with the securitizer does not require such excess cash flows to be paid to the Company until certain overcollateralization levels specified in such agreement are met.

During 1996 and 2000, the Company executed its own securitizations of approximately $92.1 million and $174.7 million, respectively, of mortgage loans originated or acquired by the Company. The senior securities in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each securitization were sold to third parties, and the Company retained a subordinated residual interest in each securitization. As the residual interest holder, the Company is entitled to the excess cash flows consisting of the interest paid by the obligors of the underlying mortgage loans, less the sum of, the interest payable to the senior security holders, servicing and other fees, insurance fees and credit losses on the underlying mortgage loans (to the extent such losses are not covered by a primary mortgage insurance policy which insures certain of the underlying mortgage loans in the 2000 securitization). The Company’s receipt of such excess cash flows is delayed to the extent that such securitizations provide credit enhancement to the senior security holders by requiring the retention in a reserve account and/or the distribution to the senior security holders, as an accelerated amortization of the principal balance of their securities, of certain amounts otherwise payable to the Company as the residual interest holder. The Company does not have any recourse obligation for credit losses in these securitizations, except to the extent of the Company’s retained residual interests.

During the years ended December 31, 1999, 2000 and 2001 and during the six months ended June 30, 2001 and 2002, the Company sold to a third-party investor, who is also a related party, approximately $202.2 million, $321.0 million, $299.8 million, $139.0 million and $75.8 million, respectively, of mortgage loans originated or acquired by the Company. See Note 17. Pursuant to the agreement with the investor, the Company is entitled to receive payments based upon the amount of excess cash flows generated by the Company’s sold loans. The excess cash flows consist of the interest paid by the obligors of the Company’s sold loans, less the sum of a specified yield payable to the investor, servicing fees and credit losses on the Company’s sold loans. The Company is also entitled to all prepayment penalties collected, as long as the rate of prepayments stay below certain thresholds. Should the thresholds be exceeded, then the Company must share the prepayment penalties collected with the investor.

Mortgage-related securities are comprised of the following (dollars in thousands):

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Residual interest arising from Company securitizations	$12,685	$8,840	$5,600
Retained interest arising from sales to third-party investors	13,194	13,450	8,836

	$25,879	$22,290	$14,436

Mortgage-related securities consisted of the following (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Balance, beginning of period	$6,234	$8,673	$25,879	$25,879	$22,290
Additions	5,593	20,533	8,765	4,159	820
Net unrealized gains (losses)	(306)	(367)	4,609	3,739	4,355
Interest accretion	644	2,366	3,867	1,682	1,779
Cash collected	(3,492)	(5,326)	(20,830)	(7,686)	(14,808)

Balance, end of period	$8,673	$25,879	$22,290	$27,773	$14,436

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Key economic assumptions used in measuring the residual interest at the date of securitization resulting from the securitization completed during 2000 were as follows:

Prepayment speed (annual rate)	2.75% to 55%
Weighted-average life (in years)	2.79 years
Expected cumulative credit losses	2.03%
Discount rate	12%

Key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% increases in these assumptions for the 2000 securitization are as follows (dollars in thousands):

	December 31, 2001	June 30, 2002
		(unaudited)
Carrying amount/fair value of residual interest	$8,000	$5,600
Weighted average life (in years)	2.81 years	2.93 years
Prepayment speed assumptions (annual rate)	24.2%-60.5%	22.0%-62.5%
Increase (decrease) in fair value of 10% change	$(577)	$181
Increase (decrease) in fair value of 20% change	$(1,050)	$391
Expected credit losses (cumulative rate)	4.85%	4.22%
Increase (decrease) in fair value of 10% change	$(626)	$(429)
Increase (decrease) in fair value of 20% change	$(1,077)	$(856)
Residual cash flows discount rate (annual rate)	15%	15%
Increase (decrease) in fair value of 10% change	$(339)	$(334)
Increase (decrease) in fair value of 20% change	$(648)	$(633)
Interest rates on adjustable loans	Forward LIBOR curve	Forward LIBOR curve
Increase (decrease) in fair value of 10% change	$(34)	$15
Increase (decrease) in fair value of 20% change	$(86)	$35

These sensitivities are hypothetical and should be used with caution. As the above amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Aggregate actual and projected credit losses as a percentage of original securities pool balance for the securitization completed in 2000 as of December 31, 2000 and 2001 and June 30, 2002 was 3.87%, 4.85% and 4.22%, respectively.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes certain cash flows received from and paid to securitization trust (dollars in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
			(unaudited)
Proceeds from new securitizations	$174,980	$—	$—	$—
Servicing fees received	726	873	468	330
Cash flows received on residual interest	—	2,976	312	3,159
Purchases of delinquent or foreclosed assets	—	588	—	3,465
Servicing advances	1,560	2,346	1,555	2,051
Reimbursements of servicing advances	145	1,141	510	1,218

The Company recognized $7.4 million in pretax gains, net of costs, on the securitizations of mortgage loans for the year ended December 31, 2000.

Information for the Company’s 1996 securitization is not included in the tables above. The remaining fair value of such residual interest at December 31, 2001 and June 30, 2002 was approximately $840,000 and $0, respectively. In June 2002, the Company exercised its clean-up call option with respect to this securitization and repurchased approximately $6.0 million in loans that are included in mortgage loans held for sale.

The Company utilized the following key assumptions to value its mortgage-related securities originated during the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2001 and 2002 that arose from sales of loans by the Company to third-party investors.

	Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
(unaudited)
Annual prepayment speeds	2.5% to 60%	2.5% to 60%	2.5% to 60%	4.2% to 60%
Discount rate	12%	12% to 15%	12%	15%
Expected cumulative credit losses	3.1%	3.1% to 4.1%	3.1% to 3.5%	4.6%
Interest rate on adjustable rate loans	Current LIBOR spot rate	Forward LIBOR curve	Current LIBOR spot rate and Forward LIBOR curve	Forward LIBOR curve

The Company utilized the following assumptions to revalue all mortgage-related securities that arose from sales of loans by the Company to third party investors outstanding at December 31, 2000 and 2001 and June 30, 2002:

	December 31,		June 30,
	2000	2001	2002
			(unaudited)
Annual prepayment speeds	5.5% to 63%	4.2% to 68%	18.5% to 67.5%
Discount rate	12%	15%	15%
Expected cumulative credit losses	3.0%	4.60%	4.90%
Interest rates on adjustable rate loans	Current LIBOR spot rate	Forward LIBOR curve	Forward LIBOR curve
Fair value at year end	$13,194	$13,450	$8,836

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the historical loss and delinquency amounts for the managed portfolio. Credit losses (net of recoveries) represents losses incurred on loans and real estate owned disposed of during the period.

	At June 30, 2002		Six Months Ended June 30, 2002
	(dollars in thousands)
	(unaudited)
	Total principal amount of mortgage loans	Delinquent principal over 91 days	Credit losses (net of recoveries)
Mortgage loans held for sale	$731,470	$6,750	$3,876
Mortgage loans sold servicing retained	601,170	22,932	2,772
Mortgage loans securitized by Company	86,696	6,364	84

Total mortgage loans managed	$1,419,336	$36,046	$6,732

	At December 31, 2001		Year Ended December 31, 2001
	(dollars in thousands)
	Total principal amount of mortgage loans	Delinquent principal over 91 days	Credit losses (net of recoveries)
Mortgage loans held for sale	$535,430	$5,797	$2,909
Mortgage loans sold servicing retained	638,697	23,849	3,890
Mortgage loans securitized by Company	123,923	9,054	1,596

Total mortgage loans managed	$1,298,050	$38,700	$8,395

	At December 31, 2000		Year Ended December 31, 2000
	(dollars in thousands)
	Total principal amount of mortgage loans	Delinquent principal over 91 days	Credit losses (net of recoveries)
Mortgage loans held for sale	$145,614	$4,852	$1,476
Mortgage loans sold servicing retained	489,855	9,306	100
Mortgage loans securitized by Company	172,403	6,231	6

Total mortgage loans managed	$807,872	$20,389	$1,582

6.    MORTGAGE SERVICING RIGHTS

Mortgage servicing rights were as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30, 2002
	1999	2000	2001
				(unaudited)
Balance, beginning of period	$33	$1,521	$3,782	$4,826
Additions, through originations	1,533	2,676	2,584	603
Amortization	(45)	(415)	(1,540)	(1,085)

Balance, end of period	$1,521	$3,782	$4,826	$4,344

The fair value of mortgage servicing rights at December 31, 2000 and 2001 and June 30, 2002 was $4.0 million, $5.4 million and $5.3 million, respectively.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company is the master servicer for $0.4 billion, $0.8 billion, $1.3 billion, and $1.4 billion in loans as of December 31, 1999, 2000, and 2001 and June 30, 2002, respectively.

The Company is servicing for others 2,170, 7,195 and 6,579 loans with an outstanding balance of $232.9 million, $762.6 million and $687.9 million at December 31, 2000 and 2001 and June 30, 2002, respectively.

The following table summarizes the estimated aggregate amortization expense for mortgage servicing rights as of June 30, 2002 for each of the five succeeding fiscal years:

(dollars in thousands)
(unaudited)
Six months ending December 31:
2002	$1,228
Year ending December 31:
2003	1,998
2004	869
2005	190
2006	59

Total	$4,344

7.    FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment were as follows (dollars in thousands):

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Office equipment	$3,409	$5,352	$6,578
Computer software	1,277	2,042	3,076
Furniture and equipment	1,294	1,712	2,024
Leasehold improvements	61	296	476
Computer projects	539	—	—

	6,580	9,402	12,154
Accumulated depreciation and amortization	(3,367)	(4,916)	(5,889)

Furniture, fixtures and equipment, net	$3,213	$4,486	$6,265

8.    OTHER RECEIVABLES

Other receivables were as follows (dollars in thousands):

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Corporate, escrow and servicing advances	$5,059	$7,787	$7,430
Loans funded but not closed	1,804	3,275	—
Accrued interest on mortgage loans held for sale	215	1,875	2,213
Receivables from loan sales	737	11	—
Deposit in margin account	—	1,767	9,663
Other	647	822	2,462

Total	$8,462	$15,537	$21,768

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    DERIVATIVE FINANCIAL INSTRUMENTS

At June 30, 2002, the Company had outstanding futures contracts with a fair value of $7.2 million included in accrued liabilities and option contracts with a fair value of $415,000 included in other assets. The Company is required to maintain a cash deposit in a margin account with its broker related to these derivative transactions. At June 30, 2002, approximately $9.7 million was on deposit in such margin account, which is included in other receivables.

At December 31, 2001, the Company had outstanding futures contracts with a fair value of $704,000 included in accrued liabilities and option contracts with a fair value of $4,000 included in other assets. The Company is required to maintain a cash deposit in a margin account with its broker related to these derivative transactions. At December 31, 2001, approximately $1.8 million was on deposit in such margin account, which is included in other receivables.

Derivative financial instruments are recorded at fair value with the change in fair value recorded in earnings. During the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2001 and 2002, the change in fair value recorded in earnings was as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Net unrealized (loss) gain	$—	$—	$(823)	$—	$(6,793)
Net realized (loss)	—	(398)	(547)	—	(6,567)

Total	$—	$(398)	$(1,370)	$—	$(13,360)

For the year ended December 31, 2001 and for the six months ended June 30, 2002, a $194,000 and $10.9 million net loss on derivatives, respectively, is included in gain on sale of loans in the consolidated statements of operations, of which $194,000 and $5.3 million, respectively, are net unrealized losses. The remaining amount of net gain (loss) on derivatives is included in net gain (loss) on mortgage-related securities and derivatives in the consolidated statements of operations for all periods presented.

10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows (dollars in thousands):

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Accrued liabilities	$6,886	$10,544	$10,505
Reserve for premium recapture	567	1,042	1,550
Reserve for repurchases	—	1,492	2,312
Accounts payable—trade	385	372	596
Futures contracts	—	704	7,211

Total	$7,838	$14,154	$22,174

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the reserve for premium recapture was as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Balance, beginning of period	$50	$493	$567	$567	$1,042
Provision	672	442	757	313	708
Chargeoffs, net	(229)	(368)	(282)	(90)	(200)

Balance, end of period	$493	$567	$1,042	$790	$1,550

Activity in the reserve for repurchases was as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Balance, beginning of period	$—	$—	$—	$—	$1,492
Provision	—	—	1,492	—	1,296
Chargeoffs, net	—	—	—	—	(476)

Balance, end of period	$—	$—	$1,492	$—	$2,312

11.    CREDIT FACILITIES

Outstanding warehouse and residual interest credit facility balances consisted of the following (dollars in thousands):

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Warehouse credit facilities	$146,059	$532,020	$724,479
Residual interest credit facility	11,302	15,043	10,789

Total	$157,361	$547,063	$735,268

Outstanding convertible debt credit facility balances were $3.0 million at December 31, 2000 and 2001 and June 30, 2002.

Credit Facilities—The Company had in place the following credit facilities:

A warehouse credit facility providing for borrowings up to the maximum described below, collateralized by performing loans.

	December 31,		June 30, 2002
	2000	2001
(unaudited)
Maximum borrowings	$175 million	$125 million	$250 million
Interest rate index	One-month LIBOR	One-month LIBOR	One-month LIBOR
Interest rate at period end	8.1% to 8.6%	3.4% to 3.9%	3.1% to 3.6%
Balance outstanding	$77.4 million	$122.0 million	$240.4 million
Expiration date	April 4, 2001	February 28, 2003	February 28, 2003

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maximum borrowings under this facility were temporarily increased to $175 million from December 1, 2001 to January 15, 2002 and to $275 million from June 25, 2002 to July 31, 2002. This line of credit also provides for a sublimit of $15 million, $8.5 million and $10 million at December 31, 2000, 2001 and June 30, 2002, respectively, collateralized by nonperforming loans (primarily loans 60 or more days delinquent) with interest based on one-month LIBOR. Outstanding borrowings at December 31, 2000 and 2001 and June 30, 2002 were $4.1 million, $3.8 million and $3.0 million, respectively, and interest rates at period end were 10.1%, 5.4% and 5.3%, respectively.

A warehouse credit facility implemented in 2001 providing for borrowings up to the maximum described below, collateralized by performing and non-performing loans.

	December 31, 2001	June 30, 2002
(unaudited)
Maximum borrowings	$150 million	$200 million
Interest rate index	One-month LIBOR	One-month LIBOR
Interest rate at period end	3.2% to 3.5%	3.2% to 3.4%
Balance outstanding	$153.1 million	$185.9 million
Expiration date	March 29, 2003	March 29, 2003

The maximum borrowings under this facility were temporarily increased to $200 million from December 1, 2001 to January 18, 2002 and to $250 million from June 25, 2002 to July 31, 2002.

A warehouse credit facility implemented in 2001 providing for borrowings up to the maximum described below, collateralized by performing loans.

	December 31, 2001	June 30, 2002
(unaudited)
Maximum borrowings	$15 million	$15 million
Interest rate index	Weighted prime rate	Weighted prime rate
Interest rate at period end	5.25%	5.25%
Weighted prime rate	4.75%	4.75%
Balance outstanding	$51.7 million	$1.7 million
Expiration date	March 31, 2003	March 31, 2003

The maximum borrowings under this facility were temporarily increased to $100 million from December 28, 2001 to January 15, 2002.

A warehouse credit facility implemented in 2002 providing for borrowings up to the maximum described below, collateralized by performing loans.

June 30, 2002
(unaudited)
Maximum borrowings	$125 million
Interest rate index	One-month LIBOR
Interest rate at period end	3.0% to 4.1%
Balance outstanding	$111.6 million
Expiration date	April 12, 2003

The maximum borrowings under this facility were temporarily increased to $175 million from June 30, 2002 to July 31, 2002.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A credit facility with a related party providing for the following four separate borrowing facilities. The related party has a beneficial ownership interest in the Company related to the convertible debt facility described below.

A warehouse credit facility for borrowings up to the maximum described below, collateralized by performing loans.

	December 31,		June 30, 2002
	2000	2001
(unaudited)
Maximum borrowings	$75 million non-discretionary; $75 million discretionary	$82 million non-discretionary; $75 million discretionary	$82 million non-discretionary; $75 million discretionary
Interest rate index	One-month LIBOR	One-month LIBOR	One-month LIBOR
Interest rate at period end	7.8%	3.1%	3.1%
Balance outstanding	$64.5 million	$201.4 million	$181.9 million
Expiration date	March 18, 2002	May 17, 2002	October 31, 2002

The maximum non-discretionary borrowings under this facility were temporarily increased to $155.0 million from December 31, 2001 to January 15, 2002; to $125.0 million from March 17, 2002 to May 16, 2002; and finally to $125.0 million from May 17, 2002 to October 31, 2002. This line also provides for a sublimit of $7.0 million at both December 31, 2001 and June 30, 2002 collateralized by seasoned loans, defined as eligible mortgage loans which are aged more than 90 days, with interest based on one-month LIBOR. There were no outstanding borrowings at December 31, 2001 and June 30, 2002.

A line of credit for borrowings up to the maximum described below, also collateralized by certain performing loans (to the extent the lender’s valuation of such loans exceeds specified levels).

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Maximum borrowings	$4.5 million	$4.5 million	$4.5 million
Interest rate index	One-month LIBOR	One-month LIBOR	One-month LIBOR
Interest rate at period end	9.6%	4.9%	4.8%
Balance outstanding	$0	$0	$0
Expiration date	March 18, 2002	May 17, 2002	October 31, 2002

A line of credit for borrowings up to the maximum described below, collateralized by real estate owned (properties acquired through foreclosure of defaulted mortgage loans or through deeds in lieu of foreclosure) and loans 60 days or more delinquent.

	December 31,		June 30, 2002
	2000	2001
			(unaudited)
Maximum borrowings	$8 million	$8 million	$8 million
Interest rate index	One-month LIBOR	One-month LIBOR	One-month LIBOR
Interest rate at period end	9.6%	4.9%	4.8%
Balance outstanding	$9,000	$0	$0
Expiration date	March 18, 2002	May 17, 2002	October 31, 2002

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A term loan for borrowings up to the maximum described below, collateralized by residual interests in securitized pools of mortgage loans and/or the Company’s rights, with respect to loans sold to the lender, to ongoing payments which approximate residual interests in securitized pools of such loans.

	December 31,		June 30, 2002
	2000	2001
(unaudited)
Maximum borrowings	$40 million	$40 million	$40 million
Interest rate index	One-month LIBOR	One-month LIBOR	One-month LIBOR
Interest rate at period end	10.1% to 10.6%	5.4% to 5.9%	5.3% to 5.8%
Balance outstanding	$11.3 million	$15 million	$10.8 million
Expiration date	March 18, 2002	May 17, 2002	October 31, 2002

The balance outstanding is payable in 36 equal installments from the advance date. Upon the expiration of the facility, all remaining amounts due will be payable in 12 equal installments. At December 31, 2001, the outstanding balance is due as follows: $8.6 million, $5.0 million and $1.4 million for the years ending December 31, 2002, 2003 and 2004, respectively. At June 30, 2002, the outstanding balance is due as follows: $3.9 million, $5.0 million and $1.9 million for the years ending December 31, 2002, 2003 and 2004, respectively.

The Company also has a $3.0 million multiple-advance convertible debt facility with this lender, with interest based on one-month LIBOR. The interest rate was 11.6%, 6.9% and 6.8% at December 31, 2000 and 2001 and June 30, 2002, respectively. The convertible debt matures no earlier than March 18, 2005 (extendable to March 18, 2007 at the lender’s sole discretion), subject to earlier amortization if specified performance standards are not met by the Company; may not be voluntarily prepaid; and is convertible into 2,095,625 shares of the Company’s Series B Common Stock, subject to adjustment as set forth in the convertible debenture which evidences the convertible debt. The per share conversion price approximated the estimated fair market value of the Company’s stock at the date of issuance. Pursuant to an extension of the maturity date of the residual credit facility entered into subsequent to June 30, 2002, the convertible debt facility currently matures no earlier than October 31, 2005.

At December 31, 2000 and 2001 and June 30, 2002, $145.4 million, $535.1 million and $731.1 million, respectively, of loans held for sale were pledged as collateral against total outstanding loan balances under the warehouse lines of credit of $146.1 million, $532.0 million and $724.5 million, respectively. Also, $24.7 million, $21.1 million and $13.6 million, respectively, of mortgage-related securities were pledged as collateral against the $11.3 million, $15.0 million and $10.8 million, respectively, outstanding under the residual interest credit facility as of December 31, 2000 and 2001 and June 30, 2002.

As of December 31, 2001 and June 30, 2002 the Company was in compliance with all covenant requirements for each of the facilities. The Company’s warehouse and other credit facilities contain customary covenants including minimum liquidity, profitability and net worth requirements, restrictions on payments of dividends and limitations on other indebtedness. If the Company fails to comply with any of these covenants or otherwise defaults under a facility, the lender has the right to terminate the facility and require immediate repayment that may require sale of the collateral at less than optimal terms. In addition, if the Company defaults under one facility, it would generally trigger a default under the Company’s other facilities.

The Company anticipates that its borrowings will be repaid from net proceeds from the sale of loans and other assets, cash flows from operations, or from refinancing the borrowings. The Company believes that it can continue to comply with loan covenants and that other alternative sources of credit are available to the Company to repay maturing loans if anticipated asset sales are not completed by loan due dates.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes activity in all credit facilities (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Average balance outstanding	$127,058	$172,767	$265,939	$224,103	$535,739
Maximum amount outstanding at any month-end during the period	156,974	209,486	547,063	255,606	735,268
Weighted average interest rate during the period	7.02%	8.24%	5.08%	6.27%	3.26%

Warrant Agreements—In connection with one of the warehouse credit facilities described above, the Company entered into a warrant agreement with the lender pursuant to which the lender was granted warrants to acquire 363,819 shares of the Company’s common stock at $1.76 per share, subject to adjustment in accordance with the terms of the warrant agreement, all of which warrants were outstanding at December 31, 1998. In connection with the implementation of the convertible debt facility discussed above, the shares of common stock acquirable upon exercise of the warrants were reclassified as Series A Common Stock, and the number of shares of such stock acquirable upon exercise of the warrants was increased by 10,638 shares in accordance with the terms of the warrant agreement, resulting in warrants outstanding for 374,457 shares at December 31, 2000 and 2001 and June 30, 2002. If the warrants under this agreement are not exercised or converted by October 31, 2004, the warrants automatically convert into 301,230 shares of Series A Common Stock, in accordance with a formula set forth in the agreement.

In connection with a now-expired warehouse credit facility, the Company entered into a warrant agreement with the lender pursuant to which the lender was granted warrants to acquire 911,854 shares of the Company’s common stock at $1.00 per share, subject to adjustment in accordance with the terms of the warrant agreement. Pursuant to an amendment to the warrant agreement effective January 30, 1998, the number of shares of common stock acquirable upon exercise of the warrants was reduced to 148,750, and all of such warrants were outstanding at December 31, 1998. In connection with the implementation of the convertible debt facility discussed above, the shares of common stock acquirable upon exercise of the warrants were reclassified as Series A Common Stock such that warrants to acquire 148,750 shares of Series A Common Stock were outstanding at December 31, 2000 and 2001 and June 30, 2002. If the warrants under this agreement have not been exercised or converted by December 31, 2002, the warrants automatically convert into 132,222 shares of Series A Common Stock, in accordance with a formula set forth in the agreement.

With respect to both of the warrant agreements described above, the fair value of the warrants at the date of their issuance was insignificant. The warrants are exerciseable solely at the option of the holder at any time after issuance and automatically convert to Series A Common Stock upon the sale of our stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which is not less than $12.0 million in the aggregate and at a price per share of not less than $4.00.

12.    INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of significant items comprising the Company’s net deferred tax asset (liability) were as follows (dollars in thousands):

	December 31,		June 30,
	2000	2001	2002
			(unaudited)
Loans held for sale	$338	$5,876	$8,309
Market reserve on loans held for sale	980	1,903	1,848
Other reserves and accruals	866	1,683	1,864
State taxes	262	129	—

Deferred tax assets	2,446	9,591	12,021

Loan securitizations	(2,326)	(2,066)	(2,763)
Mortgage-related securities	(1,534)	(1,076)	(1,835)
State taxes	—	—	(186)

Deferred tax liabilities	(3,860)	(3,142)	(4,784)

Net deferred tax asset (liability)	$(1,414)	$6,449	$7,237

The components of the income tax (benefit) expense consisted of the following (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Federal:
Current	$(324)	$2,205	$16,383	$4,080	$6,394
Deferred	2,209	1,078	(6,615)	579	(88)

	1,885	3,283	9,768	4,659	6,306

State:
Current	174	742	4,063	1,201	2,285
Deferred	278	506	(1,248)	129	(700)

	452	1,248	2,815	1,330	1,585

Total	$2,337	$4,531	$12,583	$5,989	$7,891

The deferred income tax expense resulted from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary sources of these differences were the origination and reversal of the following: mortgage securitizations where book income has been recognized in excess of taxable income, loans held for sale at year end where taxable income has been recognized in excess of book income and various reserves and accruals in which book deductions exceed tax deductions.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of the provision computed using the statutory federal income tax rate to the income tax provision reflected in the statements of operations (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Federal income tax at statutory rate	$1,968	$3,583	$10,487	$4,991	$6,899
State income tax, net of federal effects	298	824	1,830	864	1,030
Other	71	124	266	134	(38)

Total	$2,337	$4,531	$12,583	$5,989	$7,891

13.    PREFERRED STOCK

The holders of the Company’s Series A Preferred Stock (“Preferred Stock”) are entitled to a non-cumulative dividend preference of $.06 per share. The Preferred Stock is redeemable, at the option of the shareholder, at a redemption price of $1.00 per share, adjusted for stock dividends, combinations or splits, after January 1, 2000. It has a liquidation preference of $1.00 per share, adjusted for stock dividends, splits and combinations, plus declared but unpaid dividends, and a conversion price of $1.00 per share, which may be adjusted if common stock issued by the Company, subject to certain excluded issuances, is issued for less than $1.00 per share. The Preferred Stock is convertible solely at the option of the holder at any time after issuance and is automatically convertible upon the sale of the Company’s stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which is not less than $12.0 million in the aggregate and at a price per share of not less than $4.00.

The Preferred Stock, which votes with the common stock on an “as if converted” basis, represented approximately 51.5%, 47.3% and 47.0% of the total outstanding voting shares at December 31, 2000 and 2001 and June 30, 2002, respectively. Pursuant to the Company’s Articles of Incorporation and a Voting Rights Agreement among the holders of the Preferred Stock and the holders of a majority of the outstanding common stock of the Company, as amended, the holders of the Preferred Stock are entitled to elect two of the seven directors authorized for the Company.

14.    STOCKHOLDERS’ EQUITY

Common Stock—As part of the Company’s multi-faceted financing facility established in March 1999, the Company issued to the lender a convertible debenture convertible into 2,095,625 shares of the Company’s Series B Common Stock (see following paragraph), subject to adjustment in accordance with the terms of the debenture.

In connection with the issuance of the convertible debenture, the Company’s Articles of Incorporation were amended (1) to increase to seven the number of the Company’s authorized directors; (2) to increase to 20,000,000 the number of authorized shares of the Company’s common stock; and (3) to provide for two classes of common stock, with Series B Common Stock being the class of stock issuable upon conversion of the convertible debenture, and all outstanding shares of common stock being reclassified as Series A Common Stock. The rights, preferences and privileges of the two classes of stock are identical except that the holders of Series B Common Stock and holders of the rights to acquire such stock have the right to elect one director for so long as the number of shares of Series B Common Stock which the lender and/or its affiliates holds or is entitled to acquire is greater than or equal to 5% of the Company’s outstanding shares of capital stock, on a fully diluted basis (i.e., including shares acquirable upon exercise or conversion of options, warrants and/or convertible

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities). The Series B Common Stock converts into Series A Common Stock upon the sale of such stock to a person or entity not affiliated with the lender or upon expiration of the director election rights described in the preceding sentence. As of June 30, 2002, no shares of Series B Common Stock have been issued.

Stock Option Plans—The Company’s 1995 Executive Stock Option Plan and 1995 Stock Option Plan, both adopted in 1995, and the Company’s 1998 Stock Option Plan adopted in 1998, provide for the issuance of stock options to eligible directors, employees and consultants. During 2001, the number of shares available under the 1995 Executive Stock Option Plan was increased by 18,500 shares and the number of shares available under the 1998 Stock Option Plan was increased by 231,500 shares. During the three months ended March 31, 2002, the number of shares available under the 1995 Executive Stock Option Plan was increased by 10,500 shares and the number of shares available under the 1998 Stock Option Plan was decreased by 10,500. The total shares authorized for issuance under the 1998 Stock Option Plan, 1995 Executive Stock Option Plan, and the 1995 Stock Option Plan were 990,373, 1,664,574 and 674,944, respectively, at December 31, 2000, 1,221,873, 1,683,074 and 674,944, respectively, at December 31, 2001 and 1,211,373, 1,693,574, and 674,944, respectively, at June 30, 2002. During 2001, a Company executive exercised stock options pursuant to a full recourse promissory note in the principal amount of $1.25 million with interest payable at a rate of 10.6% per annum and a maturity date of August 1, 2005. During June 2002, the Company made an unsecured loan of approximately $31,000 to this executive with interest payable at 10% per annum. The loan is due on the earlier of June 13, 2006 or the termination of the executive’s employment.

Each stock option granted to date has been granted at a price established by the Board of Directors, in good faith, to be not less than the fair market value of the Company’s common stock on the date the option was granted; is subject to certain vesting requirements; and can be exercised over a period of ten years from the date of the grant, subject to certain restrictions. As a result of a subsequent reevaluation of the fair value of the Company’s common stock, based upon a mathematical formula taking into consideration market conditions, industry competitors and historical data, the Company recorded $124,000 of unearned compensation representing the intrinsic value of the 2001 stock option grants. During the six months ended June 30, 2002, the Company recorded $625,000 of unearned compensation related to stock options granted during that period. Such unearned compensation is included as a separate component of stockholders’ equity and will be amortized over the vesting period of the related options. Amortization expense of $11,000 and $70,000 was recorded during the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

The Company has adopted the disclosure only provisions of SFAS No. 123. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
As reported:
Net income	$3,451	$6,006	$17,399	$8,270	$11,820
Basic earnings per share (EPS)	$0.77	$1.29	$3.36	$1.71	$2.05
Diluted EPS	$0.30	$0.50	$1.32	$0.65	$0.81

Pro forma (SFAS No. 123):
Net income	$3,398	$5,963	$17,360	$8,253	$11,810
Basic EPS	$0.76	$1.28	$3.35	$1.71	$2.05
Diluted EPS	$0.29	$0.49	$1.31	$0.65	$0.81

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated as of the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividends, an expected option life of five years, a risk-free rate of 6% (1999 and 2000), 4.7% (2001) and 4.4% (2002) and no volatility. The weighted average fair value at grant date was $0.38 for options granted at fair value during the years ended December 31, 1999, 2000 and 2001, $0.57 for the other options granted in 2001 (as described above). The weighted average fair value at grant date was $3.04 for options granted during the six months ended June 30, 2002.

A summary of the changes in options outstanding under the Company’s stock option plans for the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2002 follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 1, 1999	1,622,837	$0.67
Options granted	1,068,900	1.50
Options exercised	(283,728)	0.07
Options cancelled	(241,505)	1.44

Balance, December 31, 1999	2,166,504	1.07
Options granted	615,650	1.50
Options exercised	(162,567)	0.08
Options cancelled	(179,716)	1.47

Balance, December 31, 2000	2,439,871	1.22
Options granted	608,650	1.82
Options exercised	(1,127,352)	1.18
Options cancelled	(289,380)	1.49

Balance, December 31, 2001	1,631,789	1.42
Unaudited:
Options granted	271,540	3.80
Options exercised	(89,128)	0.79
Options cancelled	(79,701)	2.04

Balance, June 30, 2002 (Unaudited)	1,734,500	$1.79

The following table summarizes information concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2001	Weighted- Average Exercise Price
$0.6-$.10	158,000	4.02 years	$0.10	158,000	$0.10
$0.18-$.25	21,600	5.04	$0.24	21,600	$0.24
$0.50-$1.50	1,322,239	8.02	$1.44	556,878	$1.35
$3.00	129,950	9.92	$3.00	—	—

$0.6-$3.00	1,631,789	7.89	$1.42	736,478	$1.05

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Options Outstanding			Options Exercisable
	(unaudited)			(unaudited)
Range of Exercise Prices	Number Outstanding at June 30, 2002	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at June 30, 2002	Weighted- Average Exercise Price
$0.6-$0.10	156,000	3.52 years	$0.10	156,000	$0.10
$0.18-$0.25	21,200	4.54	$0.24	21,200	$0.24
$0.50-$1.50	1,182,167	7.53	$1.48	633,742	$1.46
$3.00-$3.50	311,100	9.28	$3.33	—	—
$4.75	64,033	9.84	$4.75	—	—

$0.6-$4.75	1,734,500	7.53	$1.79	810,942	$1.17

15.    EARNINGS PER SHARE (IN THOUSANDS, EXCEPT PER SHARE INFORMATION):

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that would then share in the earnings of the entity. No shares have been excluded from the diluted EPS computations.

	Year Ended December 31, 1999
	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$3,451	4,487	$0.77
Plus effect of income of assumed conversions
Interest on convertible debt, net of tax	133
Effect of dilutive shares
Warrants		50
Stock options		833
Convertible preferred stock		5,113
Convertible debt		1,659

Diluted EPS	$3,584	12,142	$0.30

	Year Ended December 31, 2000
	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$6,006	4,670	$1.29
Plus effect of income of assumed conversions
Interest on convertible debt, net of tax	198
Effect of dilutive shares
Warrants		50
Stock options		599
Convertible preferred stock		5,113
Convertible debt		2,096

Diluted EPS	$6,204	12,528	$0.50

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Year Ended December 31, 2001
	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$17,399	5,175	$3.36
Plus effect of income of assumed conversions
Interest on convertible debt, net of tax	157
Effect of dilutive shares
Warrants		142
Stock options		817
Convertible preferred stock		5,113
Convertible debt		2,096

Diluted EPS	$17,556	13,343	$1.32

	Six Months Ended June 30, 2001
	Net Income (numerator)	Shares (denominator)	Per Share Amount
		(unaudited)
Basic EPS	$8,270	4,825	$1.71
Plus effect of income of assumed conversions
Interest on convertible debt, net of tax	87
Effect of dilutive shares
Warrants		64
Stock options		746
Convertible preferred stock		5,113
Convertible debt		2,096

Diluted EPS	$8,357	12,844	$0.65

	Six Months Ended June 30, 2002
	Net Income (numerator)	Shares (denominator)	Per Share Amount
		(unaudited)
Basic EPS	$11,820	5,756	$2.05
Plus effect of income of assumed conversions
Interest on convertible debt, net of tax	62
Effect of dilutive shares
Warrants		399
Stock options		1,257
Convertible preferred stock		5,113
Convertible debt		2,096

Diluted EPS	$11,882	14,621	$0.81

16.    FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of estimated fair value information for financial instruments, whether or not recognized in the consolidated balance sheets. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discount rate and estimates of future cash flows. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

The Company ascribes no value to loan origination commitments because there are no interest rate-lock commitments on the loans. The rates at which the Company has committed to sell loans approximate current market values; accordingly, no value has been ascribed to the forward sale commitments.

Cash, Cash Equivalents and Restricted Cash—The carrying amounts of these items equal their fair value.

Mortgage Loans Held for Sale—Fair value is determined using current investor commitments or, in the absence of such commitments, fair value is based upon current investor commitments for loans of similar credit quality.

Mortgage-Related Securities—Fair value is determined by discounting future cash flows over the estimated remaining life of the underlying loans, using discount and interest rates and default, loss and prepayment assumptions based upon available market data.

Accrued Interest Receivable/Payable—The carrying amount is a reasonable estimate of the fair value.

Derivative Financial Instruments—The fair value is based on quoted market prices.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warehouse and Residual Interest Facilities and Convertible Debt—Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value.

	December 31, 2000		December 31, 2001		June 30, 2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
			(dollars in thousands)		(unaudited)
Financial assets:
Cash and cash equivalents	$1,968	$1,968	$14,790	$14,790	$8,632	$8,632
Restricted cash	—	—	—	—	14,128	14,128
Mortgage loans held for sale	143,900	147,377	531,698	550,024	727,046	759,362
Mortgage-related securities	25,879	25,879	22,290	22,290	14,436	14,436
Accrued interest receivable	215	215	1,875	1,875	2,213	2,213
Derivatives assets	—	—	4	4	415	415
Financial liabilities:
Warehouse and residual interest credit facilities	$157,361	$157,361	$547,063	$547,063	$735,268	$735,268
Accrued interest payable	1,634	1,634	1,276	1,276	1,644	1,644
Convertible debt	3,000	3,000	3,000	3,000	3,000	3,000
Derivative liabilities	—	—	704	704	7,211	7,211

The fair value estimates are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17.    COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office space for its headquarters in San Diego, California, for various branch offices, executive suites, and record storage facilities across the country, and for certain equipment under operating leases expiring at various dates through 2009.

At December 31, 2001 and June 30, 2002, capital leases consisted of $597,000 and $428,000, respectively, in obligations under equipment financing leases secured by the related equipment, and accruing interest at a weighted-average per annum rate of 12.50% and 12.51%, respectively.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2001 and June 30, 2002, the minimum future lease payments under capital and non-cancelable operating leases were as follows (dollars in thousands):

	December 31, 2001		June 30, 2002
			(unaudited)
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2002 (six months ending as to June 30, 2002)	$389	$2,570	$188	$1,461
2003	253	2,413	253	2,761
2004	29	2,105	29	2,456
2005	—	1,803	—	2,156
2006	—	688	—	854
Thereafter	—	359	—	437

Total	671	$9,938	470	$10,125

Less: interest included at (10.24% to 17.81%)	(74)		(42)

Total	$597		$428

Rent expense for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002 was approximately $782,000, $1,620,000, $2,255,000, $1,069,000 and $1,416,000, respectively.

Employment Agreements—The Company has negotiated employment agreements with certain employees. These agreements provide for the payment of base salaries, performance bonuses subject to certain restrictions, and/or the payment of severance benefits upon termination. In August 2001, the Company entered into a supplemental compensation agreement with an executive officer.

401(k) Plan—The Company participates in a defined contribution plan (the “Plan”). Substantially all employees are eligible to participate in the Plan after completing one quarter year of service. Employees may contribute between 1% and 20% of their gross salary. The Company matches 50% of the first 6% contributed by employees. During the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, the Company contributed $125,000, $504,000, $742,000, $358,000 and $610,000, respectively.

Other—The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its borrowers. These financial instruments primarily represent commitments to fund loans. These instruments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the statement of financial position. The credit risk is mitigated by the Company’s evaluation of the creditworthiness of potential mortgage loan borrowers on a case-by-case basis. The Company does not guarantee interest rates to potential borrowers when an application is received. Interest rates conditionally approved following the initial underwriting of applications are subject to adjustment if any conditions are not satisfied. The Company commits to originate loans, in many cases dependent on the borrower’s satisfying various terms and conditions. These commitments totaled $89.9 million and $108.7 million as of December 31, 2001 and June 30, 2002, respectively.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require payment of a commitment or a non-delivery fee.

During 1999, the Company entered into a loan sale agreement with a related party whereby the Company agreed to sell $900 million in loans over a 3-year period. See Note 5. The purchaser of these loans provides the Company certain credit facilities and the convertible debt facility. See Note 11. The Company periodically enters into other loan sale commitments. Loan sale commitments totaled $386.7 million, $405.3 million and $0 at December 31, 2000 and 2001 and June 30, 2002, respectively.

ACCREDITED HOME LENDERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001, the Company discovered that an employee had misappropriated funds from the Company in concert with third parties, resulting in an overstatement of losses on real estate owned, which are included in the provision for losses in the consolidated statements of operations for the years ended December 31, 1999 through 2001. The Company has estimated that approximately $800,000 was misappropriated from the Company during that period. The Company has filed an insurance claim to recover the misappropriated funds; however, its ability to recover such losses is uncertain, and accordingly, no amounts have been accrued for any potential recoveries.

The Company has been contacted by three borrowers regarding potential claims related to inflated appraisals in a single housing development. Although the Company has only heard from the borrowers on three loans, a total of 27 loans were made in the subject development, and the Company may also receive claims from the other borrowers. The Company believes that any liability with respect to such potential claims will not be material to the Company’s financial position or results of operations.

Legal—Because the nature of the Company’s business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, it is subject to various legal proceedings in the ordinary course of business related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. The Company is also subject to legal proceedings in the ordinary course of business related to employment matters. The Company does not believe that the resolution of these lawsuits will have a material adverse effect on its financial position or results of operations.

The Company is also involved in certain other litigation including a complaint for “earn out” payments allegedly due in connection with certain assets acquired and employees hired in a transaction between the Company and an unrelated third party. The complaint was filed by individuals who claim that the “earn out” rights they negotiated with such third party were assumed by the Company as a result of the aforementioned transaction. Although the complaint did not contain an amount for damages sought, a footnote to a subsequent pleading indicated that the plaintiffs believe that their damages were approximately $10 million. The Company believes that the likelihood of loss related to this matter is remote.

18.    SUBSEQUENT EVENT

On July 25, 2002, the Company closed a securitization of $207.4 million of mortgage loans originated by the Company. Pursuant to the securitization, two classes of notes were issued, each rated “AAA” and “Aaa” by one or more nationally recognized rating agencies. Class A-1 Notes in the amount of $68.7 million were issued with a fixed interest rate of 4.93% collateralized by fixed interest rate mortgage loans. Class A-2 Notes in the amount of $138.7 million were issued with a variable interest rate of One-Month LIBOR plus 0.32%, collateralized by adjustable interest rate mortgage loans. The Classes A-1 and A-2 Notes have a final stated maturity date of July 25, 2032.

The securitization was structured legally as a sale, but for accounting purposes is treated as a financing under SFAS No. 140. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by the Company. Also, the Company, as servicer, subject to applicable contractual provisions, has sole discretion to use its best commercial judgment in determining whether to sell or work out any loans securitized through the securitization trust that become troubled. Accordingly, the loans will remain on the balance sheet, retained interests are not created, and securitization indebtedness will replace warehouse debt originally associated with the securitized mortgage loans. The Company will record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization and will record provisions for losses on these securitized loans in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses in such portfolio.

Until [                    ], 2002, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market application fee.

Amount to Be Paid
SEC Registration fee	$10,750
NASD filing fee	12,200
Nasdaq stock market listing application fee	100,000
Underwriting expenses	750,000
Printing and engraving expenses	150,000
Legal fees and expenses	600,000
Accounting fees and expenses	600,000
Transfer agent, registrar and custodian fees	15,000
Miscellaneous	12,050

Total	$2,250,000

Item 14.    Indemnification of Officers and Directors

Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The registrant’s Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the “Delaware Law”) and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The registrant has entered into indemnity agreements with each of its directors and executive officers and certain senior managers that require the registrant to indemnify such persons against all expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The registrant maintains directors’ and officers’ liability insurance and intends to continue to maintain this insurance in the future. The registrant also has an insurance policy covering the officers and directors of the registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.    Recent Sales of Unregistered Securities

The following is a summary of transactions by the registrant and the registrant’s predecessor, Accredited Home Lenders, Inc., the registrant’s wholly owned operating subsidiary since                    , 2002, in the last three fiscal years that were not registered under the Securities Act.

(a)
On various dates between January 1, 1999 and December 31, 2001, the registrant issued options to approximately 1,000 employees, directors and consultants to purchase up to a total of 2,293,200 shares of the registrant’s common stock under its 1995 Stock Option Plan, 1995 Executive Stock Option Plan and 1998 Stock Option Plan. The exercise prices per share ranged from $1.50 to $3.00. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. From January 1, 1999 through December 31, 2001, 35 option holders exercised options for an aggregate of 1,573,647 shares of our common stock. The registrant has received aggregate consideration of approximately $150,000 in connection with the exercise of these options. The registrant relied on Rule 701 in the issuance of the options and the underlying securities to these directors, employees and consultants.

(b)
In March 1999, the registrant issued a $3.0 million multiple-advance debenture facility to Residential Funding Corporation, an accredited investor, that bears interest based on one-month LIBOR. The holder of the debenture has the option at any time to convert the debenture at the rate of $1.43 per share into 2,095,625 shares of our Series B common stock and the debenture will be converted upon the closing of this offering into our common stock pursuant to an agreement between the registrant and Residential Funding Corporation. The offering was made without general solicitation. The registrant relied on Section 4(2) of the Securities Act.

(c)
In September 2002, the registrant intends to issue 5,787,568 shares of Series A common stock, 5,113,334 shares of Series A preferred stock, warrants convertible into 433,452 shares of Series A common stock, an obligation to issue 2,095,625 shares of Series B common stock and options to purchase 1,710,426 shares of Series A common stock to security holders of its predecessor, Accredited Home Lenders, Inc., in connection with the reorganization of Accredited Home Lenders, Inc. into a holding-company structure with the parent company, the registrant, incorporated in the State of Delaware. The registrant will rely on Section 3(a)(10) of the Securities Act.

The sale and issuance of the securities in the above transactions were exempt from registration under the Securities Act by virtue of Section 3(a)(10) or 4(2), or Rule 701, as transactions not involving a public offering. There were no underwriters used in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits.

1.1(1)	Form of Underwriting Agreement.

3.1(2)	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2(2)	Bylaws of the Registrant.

4.1(1)	Specimen Common Stock Certificate.

4.2(4)	Second Amended and Restated Investors’ Rights Agreement.

5.1(1)	Opinion of Gray Cary Ware & Freidenrich LLP.

10.1(3)	1998 Stock Option Plan of AHL and standard forms of agreement.

10.2(3)	1995 Stock Option Plan of AHL and standard forms of agreement.

10.3(3)	1995 Executive Stock Option Plan of AHL and standard forms of agreement.

10.4(3)	Form of 2002 Stock Option Plan of the Registrant.

10.5(2)	Form of 2002 Employee Stock Purchase Plan of the Registrant.

10.6(2)	Senior Management Incentive Plan of AHL, effective for 2002.

10.7(2)	Executive Management Incentive Plan of AHL, effective for 2002.

10.8(2)	Form of Indemnity Agreement to be entered into between the Registrant and each of its executive officers and directors.

10.9(1)	Warehouse Credit, Term Loan and Security Agreement between AHL and Residential Funding Corporation dated as of March 17, 1999, and as amended.

10.10(1)	Loan and Security Agreement between AHL and Residential Funding Corporation dated as of March 17, 1999, and as amended.

10.11(1)	Floating-Rate Convertible Debenture issued to Residential Funding Corporation on March 17, 1999.

10.12(2)	Office Lease between AHL and MBL Life Assurance Corporation, dated August 29, 1995 and as amended through October 19, 1999.

10.13(2)	Carmel Mountain Distribution Center Multi-Tenant Industrial Net Lease between AHL and Calwest Industrial Properties, LLC, dated October 17, 2001 and as amended March 18, 2002.

10.14(2)	Promissory Note issued by Joseph J. Lydon to AHL on June 13, 2002.

10.15(2)	Secured Promissory Note issued by Joseph J. Lydon to AHL on August 1, 2001.

10.16(2)	Stock Pledge Agreement between Joseph J. Lydon and AHL, dated August 1, 2001.

10.17(2)	Stock Redemption Agreement among James A. Konrath, Ray W. McKewon and AHL, dated June 1, 1998.

10.18(2)	Stock Redemption Agreement among James A. Konrath, Ray W. McKewon and AHL, dated August 1, 1999.

10.19(2)	Supplemental Compensation Letter to Joseph J. Lydon dated August 1, 2001.

10.20(1)	Deferred Compensation Plan.

21.1(4)	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2(1)	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)

24.1(2)	Power of Attorney (See page II-4).

99.1(2)	Consent of Richard T. Pratt to be named as a director.

99.2(2)	Consent of Gary Erickson to be named as a director.

(1)	To be filed by amendment.
(2)	Filed with initial Registration Statement on Form S-1 (File No. 333-91644) dated July 1, 2002.
(3)	Amended exhibit filed with amendment number 1 to Registration Statement on Form S-1 (File No. 333-91644) dated August 20, 2002.
(4)	Filed with Amendment No. 1.

(b)    Financial Statement Schedules.

All such schedules have been omitted because the information required to be set forth therein is not applicable or is provided elsewhere.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment number 2 to the registration statement (File No. 333-91644) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on September 13, 2002.

ACCREDITED HOME LENDERS HOLDING CO.

BY:	/s/ JAMES A. KONRATH
James A. Konrath
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment number 2 to the registration statement (File No. 333-91644) has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JAMES A. KONRATH James A. Konrath	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 13, 2002

/s/ JOHN S. BUCHANAN John S. Buchanan	Chief Financial Officer (Principal Financial and Accounting Officer)	September 13, 2002

/s/ RAY W. MCKEWON Ray W. McKewon	Executive Vice President, Secretary and Director	September 13, 2002

/s/ JAMES H. BERGLUND* James H. Berglund	Director	September 13, 2002

/s/ JODY A. GUNDERSON* Jody A. Gunderson	Director	September 13, 2002

/s/ JOHN M. ROBBINS* John M. Robbins	Director	September 13, 2002

*By:	/s/ RAY W. MCKEWON
Ray W. McKewon Attorney-in-fact

EXHIBIT INDEX

1.1(1)	Form of Underwriting Agreement.

3.1(2)	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2(2)	Bylaws of the Registrant.

4.1(1)	Specimen Common Stock Certificate.

4.2(4)	Second Amended and Restated Investors’ Rights Agreement.

5.1(1)	Opinion of Gray Cary Ware & Freidenrich LLP.

10.1(3)	1998 Stock Option Plan of AHL and standard forms of agreement.

10.2(3)	1995 Stock Option Plan of AHL and standard forms of agreement.

10.3(3)	1995 Executive Stock Option Plan of AHL and standard forms of agreement.

10.4(3)	Form of 2002 Stock Option Plan of the Registrant.

10.5(2)	Form of 2002 Employee Stock Purchase Plan of the Registrant.

10.6(2)	Senior Management Incentive Plan of AHL, effective for 2002.

10.7(2)	Executive Management Incentive Plan of AHL, effective for 2002.

10.8(2)	Form of Indemnity Agreement to be entered into between the Registrant and each of its executive officers and directors.

10.9(1)	Warehouse Credit, Term Loan and Security Agreement between AHL and Residential Funding Corporation dated as of March 17, 1999, and as amended.

10.10(1)	Loan and Security Agreement between AHL and Residential Funding Corporation dated as of March 17, 1999, and as amended.

10.11(1)	Floating-Rate Convertible Debenture issued to Residential Funding Corporation on March 17, 1999.

10.12(2)	Office Lease between AHL and MBL Life Assurance Corporation, dated August 29, 1995 and as amended through October 19, 1999.

10.13(2)	Carmel Mountain Distribution Center Multi-Tenant Industrial Net Lease between AHL and Calwest Industrial Properties, LLC, dated October 17, 2001 and as amended March 18, 2002.

10.14(2)	Promissory Note issued by Joseph J. Lydon to AHL on June 13, 2002.

10.15(2)	Secured Promissory Note issued by Joseph J. Lydon to AHL on August 1, 2001.

10.16(2)	Stock Pledge Agreement between Joseph J. Lydon and AHL, dated August 1, 2001.

10.17(2)	Stock Redemption Agreement among James A. Konrath, Ray W. McKewon and AHL, dated June 1, 1998.

10.18(2)	Stock Redemption Agreement among James A. Konrath, Ray W. McKewon and AHL, dated August 1, 1999.

10.19(2)	Supplemental Compensation Letter to Joseph J. Lydon dated August 1, 2001.

10.20(1)	Deferred Compensation Plan.

21.1(4)	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2(1)	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)

24.1(2)	Power of Attorney (See page II-4).

99.1(2)	Consent of Richard T. Pratt to be named as a director.

99.2(2)	Consent of Gary Erickson to be named as a director.

(1)	To be filed by amendment.
(2)	Filed with initial Registration Statement on Form S-1 (File No. 33-91644) dated July 1, 2002.
(3)	Amended exhibit filed with amendment number 1 to Registration Statement on Form S-1 (File No. 333-91644) dated August 20, 2002.
(4)	Filed with Amendment No. 1.